
08048937

Double-Take Software™

Annual Report
2007

Dear Shareholders,

Double-Take Software had a very productive 2007, our first full year as a public company. During the year we met or exceeded our financial goals both annually and quarterly, concluding the year with over $82.0 million in revenues and $0.87 in earnings per share (EPS), which outstripped our estimates as we entered the year. Although we had great growth, we are still a small hungry company, eager for continued success.

To help satisfy that hunger, we exited the year making our first technology acquisition: Montreal-based TimeSpring® and its TimeData® product. This small acquisition is important on a number of accounts: TimeData provides us with the ability to roll back replicated files to any point in time, which will enable our customers to recover from operational errors while also protecting against catastrophic failures with the Double-Take product; the acquisition provides us with like-minded engineering talent as the TimeData and Double-Take products are architecturally similar; and we believe Montreal will be a good development center for us with its excellent engineering educational institutions and financial support of the Quebec provincial government.

We also exited the year with the conclusion of our earn-out arrangement for our acquisition of our European distributor executed in May of 2006. The integration of what is now Double-Take Software EMEA with the rest of the company went well. And, despite the fact that both acquisitions consumed $16.2 million in cash in 2007, we still concluded the year increasing our cash and short term investments balance by $9.6 million to $64.7 million, all of the increase, except about $2.7 million, generated from operations.

Our distribution remains partner-oriented and our larger partners continued to grow well with us, including Dell, Sunbelt Software, CDW and Bell Microproducts, Inc. Microsoft and VMware® continued to be strong marketing partners. But in addition to the big names, we added about another 250 resellers who are helping us around the world, and our solution partners, who bundle the product with theirs, such as Varian Medical Systems and Micros (point of sale systems) also bolstered our growth. We believe there is still relatively untouched territory internationally and hope to continue to grow that part of the business. We recently opened new offices in Germany and Southeast Asia.

We persisted in making a strong commitment to customer satisfaction in 2007 and we continued to expand our customer support capabilities. Notably, we now have seven training facilities across the United States and Europe and we conduct training in eight languages. We consider customer support an asset and a sales differentiator and the satisfaction of our reference customers and partner base contributes to new sales, higher renewal rates and lower support costs.

Some of our greatest success came from technical innovation. Most important, we released and enhanced, over the course of 2007, software that continuously replicates and provides failover options for any changes in operating systems and applications in addition to the data contained in files. We think this is pioneering and provides us the foundation for our movement from a disaster recovery solution, to a provider of "Dynamic Infrastructure," a software platform where whole systems can be moved anywhere, for any purpose: physical to virtual or virtual to physical; virtual to virtual or physical to physical; next door or to Timbuktu; for disaster recovery or for data center migrations; for hardware upgrades or for software provisioning – whatever.

In conclusion I would like to thank our employees, our customers and our partners who made 2007 a great year and are all at work supporting what we hope will be a great 2008. I am extremely grateful to you.

Sincerely,

Dean Goodermote
Chairman of the Board,
President, CEO
Double-Take Software, Inc.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

ANNUAL REPORT
PURSUANT TO SECTIONS 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-33184

Double-Take Software, Inc.

(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of Incorporation or organization)*	**20-0230046** *(I.R.S. Employer Identification No.)*
257 Turnpike Road, Suite 210 **Southborough, Massachusetts** *(Address of principal executive offices)*	**01772** *(Zip Code)*

(877) 335-5674

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value	The NASDAQ Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) YES ☐ NO ☑

As of June 30, 2007, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the Registrant's Common Stock held by nonaffiliates was approximately $346.9 million.

The number of shares of Registrant's Common Stock outstanding as of February 29, 2008 was 21,945,514.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates by reference certain portions of the Registrant's proxy statement for its 2008 Annual Meeting of Shareholders to be filed with the Commission not later than 120 days after the end of the fiscal year covered by this report.

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CAUTIONARY ADVICE REGARDING FORWARD-LOOKING STATEMENT

Statements contained in this Form 10-K that are not historical facts may be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Exchange Act. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Form 10-K is filed with the Securities and Exchange Commission ("SEC").

We may, in some cases, use words such as "project," "believe," "anticipate," "plan," "expect," "estimate," "intend," "should," "would," "could," "potentially," "will," or "may," or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this annual report include statements about:

- competition and competitive factors in the markets in which we operate;
- demand for replication software;
- the advantages of our technology as compared to others;
- changes in customer preferences and our ability to adapt our product and services offerings;
- our ability to obtain and maintain distribution partners and the terms of these arrangements;
- our plans for future product developments;
- the integration of TimeSpring Software Corporation, now known as Double-Take Software Canada, Inc. and TimeData products into our business;
- our ability to develop and maintain positive relationships with our customers;
- our ability to maintain and establish intellectual property rights;
- our ability to retain and hire necessary employees and appropriately staff our development, marketing, sales and distribution efforts;
- our cash needs and expectations regarding cash flow from operations;
- our ability to manage and grow our business and execution of our business strategy; and
- our financial performance.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition and results of operations may vary materially from those expressed in our forward-looking statements. There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in "Risk Factors," Management's Discussion and Analysis of Financial Condition and Results of Operations," Business and elsewhere in this annual report. You should read these factors and the other cautionary statements made in this annual report as being applicable to all related forward-looking statements wherever they appear in this annual report. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART I

Item 1. *Business.*

Overview

Double-Take Software develops, sells and supports affordable software that reduces downtime and protects data for business-critical systems. We believe that we are the leading supplier of replication software for Microsoft server environments and that our business is distinguished by our focus on software license and recurring maintenance sales, our productive distribution network and our efficient services infrastructure. Organizations of all sizes increasingly rely on application systems and stored electronic data to conduct business. Threats of business disruptions from events such as 9/11 and Hurricane Katrina and new regulations that have increased data protection requirements for businesses in many industries are causing more organizations to re-examine their data and server recovery strategies. Our software responds to these needs by continuously replicating changes made to application data on a primary operating server to a duplicate server located on- or off-site. Because the duplicate server can commence operating in place of the primary server at almost any time, our software facilitates rapid failover and application recovery in the event of a disaster or other service interruption. With our recent acquisition of TimeSpring Software Corporation ("TimeSpring"), now known as Double-Take Software Canada, Inc. ("Double-Take Canada") and its TimeData products we can also recover data from almost any point in time from a repository located on- or off-site.

Our success has been driven in large part by our software technology, which was first released in 1995 and has been enhanced by years of customer feedback. Residing on the server operating system, our software continuously monitors and captures file system activity. Intercepting file system changes enables our software to replicate only those changes that are being written to files. Our hardware- and application-independent software efficiently protects data created by any application on almost any type or brand of disk storage on any brand of server running Windows file systems.

We sell our software through multiple channels, including a global distribution network that is supported by an experienced direct sales force. Our distribution partners include leading server manufacturers, such as Dell Computer Corporation and Hewlett-Packard Company, leading distributors, such as Bell Microproducts Inc. and Tech Data Corporation, and over 500 value-added resellers that we believe are generally well-connected with small- and medium-sized enterprises. Our direct sales force augments the revenue generated by our distribution partners and actively supports them in their third-party sales efforts.

Our broad distribution network, coupled with affordable price points, feature-rich proven software, modest implementation costs and dependable support, makes our software accessible and scalable from small enterprises of 20 people to Fortune 500 companies. As of December 31, 2007, our customer base of more than 15,000 organizations included over half of the Fortune 500 companies, as well as a large number of law firms, financial institutions, hospitals, school districts and government entities. We believe that we have a highly satisfied customer base. Many of our customers provide references that help us to generate new sales opportunities and to shorten sales cycles. Our sales personnel often enlist the assistance of satisfied customers to recommend our software to potential customers in similar industries or that have similar applications or server configurations. The breadth and diversity of our customers frequently allows us to refer to a similar configuration when making a new sale. The satisfaction of our customer base also contributes to reduced support costs.

We believe that the software replication market is large and growing, and that our software is particularly attractive to businesses in the small-and medium-sized enterprise information technology market, which has been growing at a faster rate than the large enterprise information technology market. We expect that growth in our market will continue to be driven by a number of factors, including the following:

- the rapid growth in digital data, driven by increased usage of automated systems;
- an increased focus on protecting a growing number of business-critical applications, such as email applications, particularly in service-oriented industries;
- a heightened awareness of the potential for natural and man-made disasters;

- the increasingly high cost of downtime, which is partly attributable to an increase in the sharing of applications with customers, partners and remote users; and
- government and industry regulations, such as the Health Insurance Portability and Accountability Act of 1996 and the Sarbanes-Oxley Act of 2002, which require data protection and recovery.

For our fiscal year ended December 31, 2007, we had revenue of $82.8 million, an increase of 36% from fiscal 2006 revenue of $60.8 million. The matters discussed in this "Business" section should be read in conjunction with the Consolidated Financial Statements found under Item 8 of Part II of this annual report, which include additional financial information about our total assets, revenue and measures of profits and loss and financial information about geographic areas.

Organization; Principal Executive Offices

We were organized as a New Jersey corporation in 1991, and we reincorporated in Delaware in 2003. In July 2006 we changed our name to Double-Take Software, Inc. from NSI Software, Inc. Our principal executive offices are located at 257 Turnpike Road, Suite 210, Southborough, Massachusetts 01772, and our main telephone number at that address is (877) 335-5674. We maintain our general corporate website at www.doubletake.com. The contents of our website, however, are not a part of this annual report.

Our Strategy

Our goal is to provide affordable software that will reduce our customers' downtime for business-critical systems to as close to zero as possible and offer effective protection and recovery for less critical systems. In striving for this goal, we seek to be the leading provider of software for application availability and data protection. We are pursuing the following key initiatives:

- *Expand our Customer Base within our Current Markets.* We plan to gain additional customers in the markets we currently serve by expanding our distribution network to reach more customers and by leveraging our existing customer base. We believe our customers are very satisfied and will continue to provide references across multiple industries, multiple configurations and multiple applications. In addition, we plan to continue to offer enhancements to our current software to broaden its appeal.
- *Cross-sell Existing and New Software to our Customer Base.* We plan to sell software for additional applications to our current customers and believe that many of our existing customers will acquire more licenses to the software that they are already using. We also believe that a large majority of our customers will renew in the future because of their satisfaction with our software and customer support. We plan to offer new software that complements our existing software and applications and achieves additional customer objectives. We expect that our new offerings primarily will be developed internally, but we anticipate that we may in some instances hire third-party developers to develop software on our behalf or acquire new offerings through strategic transactions. For example, in December 2007 we acquired Montreal-based TimeSpring Software, now known as Double-Take Software Canada, Inc. Corporation, which provides software that allows users to recover protected data from any point in time. We plan to offer this functionality to new and existing customers in 2008.
- *Enter New Markets.* We plan to enter into new markets and grow our presence in markets where we currently have a small presence. We expect to do this through expansion of our channel by creating or expanding relationships with partners that serve different markets. We also plan to continue to grow our presence in the larger enterprise market by leveraging our supportive customer base. We believe that small- and medium-sized enterprises frequently lead in the adoption of cost effective technology solutions out of necessity and that large institutions follow by replacing more expensive solutions with cost effective solutions. We have seen organizations in the larger enterprise market adopt our software, and we expect this trend to continue.
- *Expand Globally.* We believe that the market potential outside the United States is at least as large as the market within and offers us significant growth potential. We plan to extend our global reach though the expansion of our direct and channel sales efforts and through strategic acquisitions. For example, in May 2006 we acquired our main European distributor, now known as Double-Take Software S.A.S., or Double-

Take EMEA, with offices in France, the United Kingdom and Belgium. We also work closely with Hewlett-Packard, which has a strong international presence and is our largest OEM, and we plan to continue our increased focus and sales support on international sales. In August 2006, we established a full time presence in Asia.

- *Continue to Innovate.* We plan to continue to focus on enhancing our existing software and to develop new, innovative software. For example, in 2007 we introduced new software products and features that protect the full system state of a server, including operating system and application configuration. We believe that software innovations will also help us to expand our addressable market, and we have software in the development pipeline that we expect will help us to scale up to serve larger entities and to scale down to serve even smaller enterprises. For example, we have released software for support of Microsoft's Small Business Server. We also plan to continue to monitor market dynamics and to prepare to apply our technology to other server operating systems to the extent significant market opportunities exist.

Our Software and Services

Double-Take Software. Our Double-Take software provides continuous protection of data to reduce or eliminate data loss, as well as the ability to recover rapidly the application and server needed to utilize that data through automatic or manually initiated failover. This combination of data protection with high availability failover provides significantly higher levels of availability than solutions that address only data protection or that provide local failover clustering but that do not provide data redundancy or protection across multiple locations.

We derive nearly all of our software revenue from our Double-Take software, which generated 97% of our total software revenue for the year ended December 31, 2005, 96% of our total software revenue for the year ended December 31, 2006 and 98% of our total software revenue for the year ended December 31, 2007. In addition, we derive substantially all of our maintenance and professional services revenue from associated maintenance and customer support of these applications.

Our Double-Take software is easily installed on each protected "source" server as well as on each "target" server that will store copies of the protected data and be prepared to take over for the protected server and its applications. This software-based approach provides several important features and benefits:

- *Real-time Byte Level Change Capture.* Our file system filtering technology monitors all file input and output (I/O) to files selected for protection and captures changes as they occur, without the overhead of additional disk reads to compare file content. This approach captures only the bytes written to the file system, rather than full files or disk blocks, and allows Double-Take to replicate any application data, including open files such as databases, messaging systems or other transactional applications. As a result, data can be protected continuously with very little system impact or overhead.
- *Storage Architecture Independence.* Double-Take can replicate to or from almost any storage type supported by the host operating system. Not only can replication occur between storage types such as Fibre Channel or iSCSI Storage Area Networks and directly attached disks, but source and target disks that have completely different geometries or multiple source volumes can be consolidated onto a single large capacity target volume. As a result, customers can use their existing storage systems and even replicate between storage systems of different types. Only solutions that run along with the applications and replicate logical file system structures can provide this level of flexibility and performance.
- *Integrated Application and Server Availability.* Software replicating between servers can easily monitor and failover other functions such as server name, IP addresses or integrated applications between servers. As a result, not only is data protected, but the operating system and applications that use that data to provide services to users can be replicated and activated quickly and automatically, even on different hardware or virtual servers. Double-Take provides application managers for a variety of the business-critical applications that companies rely on to run their businesses.
- *Standards-Based IP Networking Support.* Double-Take utilizes standard IP networking for data replication, monitoring and failover, allowing data to be protected and servers to be managed remotely over great distances. In addition to capturing the smallest byte level changes possible, our software is optimized for

long-distance, wide-area network communications providing built-in data compression and flow control capabilities, as well as leveraging advanced functionality such as encryption, wide area network optimizations and quality of service controls provided by existing IP infrastructure.

Double-Take Features and Benefits

Feature	Description	Customer Benefit
Continuous, Real-time Data Replication	File system changes are captured as they are made on the source server(s) and transmitted immediately according to system policies.	Potential for data loss is reduced and sometimes eliminated.
Delta File Replication	Only file changes or "deltas" are captured and transmitted across the network.	The amount of network bandwidth required to keep a secondary copy of data synchronized is minimized, and data can be replicated to a remote target server across any IP connection.
Replicates Open Files	Even open files can be mirrored and changes replicated almost immediately.	Applications can be protected while they are in use providing increased availability and reducing potential for data loss.
Many to One Replication	Data from many source servers may be replicated to a single target server.	Shares the cost of a target server among many source machines, and allows centralized data protection.
Automatic Failover	Can stand in for multiple servers simultaneously; the target server assumes the IP addresses and names of failed servers and restarts applications.	Users can automatically access data on the target server, reducing down-time associated with a source (production) server failure.
System State Recovery	Replicates changes, such as patches to operating systems and applications.	Enables full server recovery to most recent state, including files, operating systems and applications.
File Selection	Users can define which files are to be replicated at a volume, directory, file and wildcard level. The location of data on the target can also be specified.	Allows exact control of which files are replicated and where they are stored for maximum flexibility.
Flow Control	Automatically queues transactions on the source server if network resources are not available or are restricted by policy.	Runs reliably in spite of network disruptions or peak loads, without severely affecting the performance of the source server.
Transmission Limiting	The amount of bandwidth available for replication, as well as start and stop conditions, may be defined by the network administrator.	Allows replication to share a network link with other applications, preserving bandwidth for other applications.
Data Compression	Data transmitted between the source and target may be compressed, using various industry-standard algorithms.	Allows user to minimize the amount of network bandwidth used to protect data, especially in wide area network configurations.

Feature	Description	Customer Benefit
Centralized Enterprise Management	A graphical management interface is provided which can be run from anywhere on the network and allows the user to control all of the servers running our software in their environment.	Allows user to monitor a large number of servers running our software from a single central location, minimizing management costs.
Extensive Reporting/ Verification	An extensive collection of events, alerts and statistics are made available through standard mechanisms, including SNMP, Log Files and Windows NT/ 2000 Event Viewer/ Performance Monitor.	Prevents silent failures by confirming that your data protection systems are working properly.

TimeData Software. In December 2007 we completed the acquisition of TimeSpring Software Corporation (which was renamed to Double-Take Software Canada, Inc. ("Double-Take Canada")), a Montreal-based software company that provides the ability to recover copies of protected data from any point-in-time. TimeSpring's software, currently named "TimeData", allows customers to recover from operational problems such as files or e-mails that were erroneously deleted, file corruption due to viruses or other malfunctions, or malicious attacks on data files. This software allows customers to protect and recover data in an application-specific manner for Microsoft Exchange and SQL. We expect that in 2008 this software will be re-branded with the Double-Take company name for marketing to our new and existing customers.

TimeData Features and Benefits

Feature	Description	Customer Benefit
Continuous, Real-time Data Protection	File system changes are captured as they are made on the data server(s) and transmitted immediately according to system policies.	Potential for data loss is reduced and sometimes eliminated.
Delta File Replication	Only file changes or "deltas" are captured and transmitted across the network.	The amount of network bandwidth required to keep a secondary copy of data synchronized is minimized.
Replicates Open Files	Even open files can be mirrored and changes replicated almost immediately.	Applications can be protected while they are in use providing increased availability and reducing potential for data loss.
Many to One Replication	Data from many source servers may be replicated to a single target server.	Shares the cost of a target server among many source machines, and allows centralized data protection.
Any point-in-time Recovery	File changes are maintained in time sequence order, and can be replayed on the repository server to give the user a view of any file at any point-in-time.	Users can rollback to previous versions of files in the event of an operational error such as a deleted file, virus, or other file system error.
Consistency Points	Software detects when protected data is in a good state, and allows users to select those points in time when recovering data.	Allows user to easily recover to a point-in-time at which the protected data is in a known, good state.

Feature	Description	Customer Benefit
Application Awareness	Setup of protection for key applications such as Exchange and SQL are automated for the user.	Eases the process of configuring protection for critical application, and minimizes configuration errors.

Software Editions. Our suite of software has the features and benefits that are described above and is offered in a variety of versions that are aligned to operating system capabilities. Additional versions include those that have been specifically crafted to run within virtual systems and to perform replication only, as well as versions designed to run within Microsoft Cluster Services called GeoCluster. Some versions are also available from OEM partners under different brand names.

Software Products	Supported Systems
Double-Take for Windows — Server Edition	Windows Server 2003 Standard Edition, Windows Server 2003 Web Edition and Windows 2000 Server
Double-Take for Windows — Advanced Edition	Windows Server 2003 Enterprise Edition, Windows 2000 Advanced Server and Windows Powered Appliances
Double-Take for Virtual Systems	Supports up to five Windows guest operating systems running on a single virtual server host
Double-Take for Windows — Datacenter Edition	Windows Server 2003 Datacenter Edition and Windows 2000 Datacenter Server
Double-Take for Windows — Storage Server Edition (SSE)	Windows Storage Server 2003 and Windows Powered NAS devices
Double-Take for Windows — Small Business Server Edition	Windows Small Business Server 2000 Edition and Windows Small Business Server 2003 Edition
GeoCluster for Windows — Advanced Edition	Microsoft Cluster Service (MSCS) that runs on Windows Server 2003 Enterprise Edition and Windows 2000 Advanced Server
GeoCluster for Windows — Datacenter Edition	MSCS that runs on Windows Server 2003 Datacenter Edition and Windows 2000 Datacenter Server
Double-Take — Shadow-Caster	Runs on Windows Small Business Server 2003 Edition and provides one to one full server system state recovery in a LAN environment.
Double-Take — SRO (Server Recovery Option)	An add-on module to Double-Take. Provides full server system state recovery on each server where it is installed.

Customer Support Services. We provide comprehensive customer support, which we consider to be both a critical asset and a source of competitive advantage. We have developed our support organization to be a key differentiator for our company and our customers. Unlike the increasing number of software companies that seek to cut costs attributable to customer support, we have chosen to invest in the customer support experience and take pride in our personal interaction with our customers. We view our customer support function as a means to drive renewals, increase licenses with existing customers and acquire new customers. As part of our focus on customer support, we staff our front line support team with senior technicians with the goal of solving customer issues within the first call. We aim to provide an exceptional post-sales product experience for each customer. We believe this support effort will be scalable as our customer base continues to grow.

Product support is offered on an annual basis and can be either purchased in advance or at annual renewal points based on the date of initial software purchase. We have support centers in Bracknell, United Kingdom, Montreal, Canada and Indianapolis, Indiana. In addition to our support organization, primary product support for channel and OEM customers is sometimes provided directly by our partners, and we provide escalated engineering support for those partners when needed.

Deployment Services. We have a professional services organization to help our customers with large scale and complex deployments. These offerings give our customers access to our best-practices and knowledge of the surrounding infrastructure to ensure a clean implementation. However, we do not consider our professional services to be strategic to our overall direction, and we try to design and build our software with the idea that it should be simple to install and operate without the need for extensive training or associated services. For those clients that meet the scale and complexity requirements, our professional services offerings consist of assessment and design services and implementation and deployment services.

Training. We provide a series of training courses. Training is provided both on-site and off-site to fit the wide variety of needs of our customers and partners. The training courses include both instructor-led as well as computer-based class formats.

Our Customers

As of December 31, 2007, we had more than 15,000 customers in a variety of industries. Our customers use our software for a variety of purposes in terms of the applications they protect and the configuration of their servers. Our customers deploy our software in installations ranging from two servers to several hundred servers. Our customers include Bank of Montreal, the Boston Celtics, Brattleboro Memorial Hospital, Hatch Mott MacDonald, Hershey Entertainment & Resorts Company, infoUSA Inc., McGuireWoods LLP, MidAmerica Bank, Morgan Stanley, Shorenstein Realty Services, L.P., Suffolk University, The E.W. Scripps Company, The Pentagon, The United States Securities and Exchange Commission, United States Department of Defense and the United States Department of State. Our customers include over half of the Fortune 500 companies, 19 of the 25 largest U.S. law firms in the 2007 The American Lawyer AmLaw 100, over 1,000 financial institutions, over 1,100 hospitals and healthcare service providers and over 1,000 school districts and educational institutions.

Our Technology

Our Double-Take software is based on flexible and efficient file system replication technology and advanced server and application failover technology. Most client/server applications have not been designed to provide for data redundancy or application failover to a different server or a different geographic location. Consequently, we had to develop solutions outside of standard application frameworks, utilizing different approaches to ensure that business-critical applications can be moved and restarted in different locations in a way that is as fast and transparent to users as possible. Many years of experience across a large installed base have given us a mature base of data protection and availability technologies that we believe represent a significant competitive advantage.

We believe that our patented architecture allows our software to be easily adapted to almost any operating system. The software's functionality is built into the user-mode components (source and target) of the software, which remain largely consistent across operating systems.

The driver component is responsible for intercepting file system modifications, determining if the modifications are selected for replication and passing this information to the source component. The driver has been optimized to produce high-throughput with minimal resource requirements and to minimize file system latency to the end user.

The source component packages these transactions and transmits them to one or more target machines. The source component queues transactions when the target server or network is either slow or unavailable and uses patented compression techniques to minimize the system overhead required for this queuing. The source component also controls transmission and initial mirroring, as well as verification, replication set maintenance and connection management.

File system transactions are transmitted to the target machine using standard networking mechanisms to provide interoperability between various operating systems and high-throughput. The target component then receives replication transactions from the source component and applies these transactions to the target file system. The target component is multi-threaded to handle efficiently simultaneous transactions from multiple source servers to multiple target files. The target component also monitors the source server's health and performs server failover (via name, network address and share/mount point aliasing) when the source is unavailable.

Management of our software is supported through various client interfaces, including a Win32 graphical interface, a full-screen text client, and a command-line interface. All client platforms are based on the same set of common application interface commands, and these functions are available to all third-party developers.

Our GeoCluster software combines our core replication technology with the application failover capabilities of Microsoft Cluster Services (MSCS). GeoCluster eliminates the need for clustered nodes to share access to the same physical disk, providing data redundancy and allowing cluster nodes to be placed at different locations, providing geographic redundancy for the cluster nodes as well as the data. With GeoCluster, mission critical data is stored on each cluster node's local drives and then replicated to the other nodes in the cluster using our patented real-time replication. GeoCluster can also provide quorum capability, acting as an arbitrator for the cluster in the event that the cluster nodes are running but cannot communicate.

Our TimeData technology captures file system changes on a production server and transmits those changes to a repository server where they are stored in a database in time sequence. The source file system driver intercepts file system changes and stores them in a local file to be transmitted to the repository server. Like the Double-Take file system filter, this driver has been optimized to have a minimal impact on production server performance.

The TimeData repository component reads file system change logs from the production server, and stores those in time sequence order within a database. A target file system interface allows other applications to access the protected file system data at various points in time by presenting a view of the file system at that time. The repository component also tracks file system changes from the production server to determine when application consistency points have been reached.

Management of the TimeData technology is done via a Management Console that currently runs on the repository server. This interface allows the user to configure and manage protection of multiple production servers to the repository server from a central location.

Marketing and Sales

We market and sell our software primarily to or through distributors, value-added resellers and OEMs, supported by an inside and field-based direct sales force located in the United States and Europe. Our selling model is based on building a strong distribution network through which customers can purchase the software. To date, we believe that this selling model has created an advantage for us. We currently have more than 500 selling partners within our distribution and value-added reseller program, and we are adding more to this group to meet regional and technology related needs. To support our partners in our sales channels, our sales group has been organized in an overlay format so that our sales teams are working with our partners within any geography to pursue sales jointly.

In addition, our marketing partners complement our sales campaigns through seminars, trade shows and joint advertising. We leverage our customers and partners to provide references and recommendations that we use in our various promotional and sales activities. These partners include Dell Computer Corporation, IBM Corporation, Microsoft Corporation, Hewlett-Packard Company and VMware, Inc.

The goal of our marketing effort is to develop sales opportunities by increasing the awareness of our software's functionality and business need within our target markets and segments. We plan to continue to invest in building greater Double-Take brand recognition in the United States and internationally through expansion of the use of our brand, public relations programs, interactions with industry analysts, trade shows, web search optimization, regional seminars and speaking engagements.

In 2007, we received approximately 18% of our total sales from sales of software and services to Dell Computer Corporation, which is the largest reseller of our software and services and approximately 12% of our total sales from sales of software and services through Sunbelt Software Distribution, Inc., which is a reseller of our software and services. No other resellers or distributors and no customer accounted for 10% or more of our total sales in 2007.

Our software revenue generally experiences some seasonality. Many organizations make the bulk of their information technology purchases, including software, in the second half of the year. We believe that this generally has resulted in higher revenue generated by software sales during the last half of any year. Software revenue has increased each consecutive quarter during 2007. We expect this seasonality to continue in future years.

Competition

The markets in which we compete are competitive and rapidly changing. Our primary competitors include EMC (Legato), Neverfail, Symantec (Veritas) and CA, Inc. (XOsoft). All of our competitors offer a variety of data protection and recovery solutions, some of which may offer features that we do not offer or have more attractive pricing.

The principal competitive factors in our industry include:

- technology;
- price;
- product functionality and effectiveness;
- product reliability;
- product integration;
- capacity for sales support;
- scope and quality of customer support;
- relationships with OEMs; and
- reputation.

In addition to these factors, we also compete with alternative approaches for data protection and recovery. Alternative approaches include the following technologies:

- *Tape Backup.* Tape backup solutions run on a scheduled basis, usually nightly or weekly, backing up all files to tape or scanning for files that have changed since the last backup and copying those files to tape. Full recovery from tape usually requires that the operating system and recovery software first be re-installed and re-configured on identical hardware before the data recovery component can begin. Examples of companies and products in this category include Symantec NetBackup and Backup Exec, IBM Tivoli Storage Manager, CA Brightstor Enterprise Backup, Legato Networker and CommVault Galaxy.
- *Snapshots.* Hardware array based and operating system provided snapshots are tools that can reduce the time for recovering data, applications and servers. Snapshots operate on a disk volume basis by copying disk blocks that are about to be overwritten by changes before allowing new blocks to be written to disk. Because many snapshots are just differences from one point in time to another and not full copies of the volume, they are dependent on the survival of the original volume and exist in the same geographic location as the original volume. Therefore snapshots alone do not provide a complete solution, but can be used in conjunction with continuous data replication solutions like Double-Take to address many of the above limitations. Snapshot functionality is usually specific to a particular operating system volume manager or disk storage array. Examples of companies and products in this category include Microsoft Volume Shadow Copy Service, EMC TimeFinder and Snapview.
- *Clustering.* Server clustering can improve the availability of data by providing one or more additional servers to resume processing in the event of a hardware or software failure. These systems are expensive, requiring matched server hardware and certified shared disk subsystems. In addition, server clusters are generally restricted to very short distances, making offsite disaster protection difficult. Shared disk clustering systems continue to have a single point of failure in the shared disk subsystem. Examples of companies and products in this category include Microsoft Cluster Service, Symantec Cluster Server, Steeleye LifeKeeper and Legato AutoStart.
- *Remote Disk Mirroring.* Disk mirroring is typically implemented as software within a proprietary storage array or as a software driver or appliance between the server and the primary data storage. Changes are captured at the disk block level, with entire blocks of data being mirrored for any size change and any physical changes to the disk such as temporary files or defragmentation causing replication traffic. Typically, an operating system must boot and then "mount" the remotely mirrored drive in order to make the data

accessible, which requires the operating system and applications to be installed and correctly configured to use the replicated volume, as well as extensive integrity checks. Examples of companies and products in this category include EMC SRDF and Mirrorview, Symantec Volume Replicator, FalconStorIPStor, DataCore SANmelody and Hitachi TrueCopy.

- *Continuous Data Protection (CDP).* Continuous Data Protection typically refers to solutions that capture and store a sequenced log of I/O changes or otherwise allow a data set to be recovered by "rolling back" to a previous point in time. These solutions typically focus exclusively on the data "rollback" aspects and do not consider the need to recover servers and applications as well as data in order to resume providing services to users. We plan to begin to offer this type of solution in 2008 with the integration of the TimeData products into our product line. Examples of companies and products in this category include Symantec (Revivio CPS), Mendocino Software RecoveryONE, EMC (Kashya KBX5000 Data Protection Platform) and Microsoft Data Protection Manager.

In addition, our software competes with companies that also use host-based asynchronous replication, which relies on software running on the host operating system to intercept small changes being made to files as those changes are made. In addition to our products, examples of products that use host-based asynchronous replication include Symantec Replication Exec, Legato Replistor, Neverfail and XOsoft WANSync.

Some of our competitors have greater financial, technical, sales, marketing and other resources than we do, as well as greater name recognition and a larger overall customer base for their products. Additionally, some of these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with our software. As this market continues to develop, a number of companies with greater resources than ours could attempt to enter the market or increase their presence in this market by acquiring or forming strategic alliances with our competitors or business partners or by introducing their own competing products.

Our success will depend on our ability to adapt to these competing forces, to develop more advanced products more rapidly and less expensively than our competitors, to continue to develop a global sales and support network and to educate potential customers about the benefits of using our software rather than our competitors' products. Our competitors could introduce products with superior features, scalability and functionality at lower prices than our software. In addition, some of our customers and potential customers may buy other software or services from our competitors, and to the extent that they prefer to consolidate their software purchasing from fewer vendors, may choose not to continue to purchase our software and support services.

We expect additional competition from other established and emerging companies. Increased competition could result in price reductions, reduced gross margins and loss of market share, any of which could harm our business.

Research and Development

We have made a significant investment in developing and improving our software. Our research and development expenditures were $9.7 million, or approximately 24% of our total revenue, for 2005, $10.7 million, or approximately 18% of our total revenue, for 2006 and $11.9 million, or approximately 14% of our total revenue, for 2007. Our development team has specific core competencies in Windows development including drivers, file systems, storage, clustering, networking and applications such as Exchange, SQL Server, Oracle Database and SharePoint server. Our engineering organization, located in Indianapolis, Indiana, is responsible for product development, quality assurance, product management and documentation.

Intellectual Property

Our success as a company depends upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections.

We have been granted two United States patents relating to our Real Time Backup System which is a component of all of our Double-Take products. The granted United States patents will expire in October 2015. As part of our acquisition of TimeSpring, we acquired seven United States patents which will expire at various dates from 2015 to 2020. These patents and, to the extent any future patents are issued, may be contested, circumvented or invalidated over the course of our business, and we may not be able to prevent third-parties from infringing these patents. Therefore, the exact effect of having patents cannot be predicted with certainty.

Furthermore, we have registered the Double-Take® and GeoCluster® product trademarks in the United States and have applied for registration for a variety of other trademarks including Double-Take Shadowcaster™, Double-Take for Virtual Systems™ and Double-Take for Virtual Servers™. As a result of the acquisition of TimeSpring, we now also have registered product trademarks in the United States for TimeSpring® and TimeData® and have applied for trademarks for TimeStor™ and Zero Data Loss™. A third party may contest the registration of our trademark applications or may bring a claim for infringement of any of our registered or non-registered trademarks.

Employees

As of February 29, 2008, we had 354 employees in offices across the United States, Europe and Canada. None of our employees are represented by labor unions, and we consider our current employee relations to be good.

Executive Officers of Double-Take Software

The following table sets forth information with respect to our executive officers:

Name	Age	Position
Dean Goodermote	54	President, Chief Executive Officer and Chairman of the Board of Directors
Robert L. Beeler	42	Vice President of Engineering
David J. Demlow	40	Chief Technology Officer
S. Craig Huke	46	Chief Financial Officer
Daniel M. Jones	40	Vice President of Sales and Marketing
Michael Lesh	63	Vice President of Professional Services and Support
Jo Murciano	56	Vice President of International

Dean Goodermote joined Double-Take Software in March 2005 as President, Chief Executive Officer and Chairman of the board of directors. Since July 2004 he has also served as Chief Executive Officer of Grid-Analytics LLC, a concept-stage company he founded focused on aggregated research. From September 2001 to March 2005, Mr. Goodermote served as a Venture Partner of ABS Capital Partners. From September 2000 to August 2001, Mr. Goodermote was Chairman and Chief Executive Officer of Clinsoft Corporation, a developer of software for clinical research. From 1997 to August 2001, Mr. Goodermote was Chairman and President of Domain Solutions Corporation, a software developer for enterprise applications and the parent of Clinsoft. From May 2000 until December 2001, Mr. Goodermote founded and was Chief Executive Officer and then the Chairman of IPWorks, Inc., a developer of internet address management software. From August 1996 to May 2000, Mr. Goodermote was Chief Executive Officer and President of Process Software Corporation, a developer of Internetworking software. From August 1986 to February 1997, Mr. Goodermote served in various positions, including eventually President and Chairman, of Project Software and Development Corporation, later known as MRO Software, Inc., a provider of software-based asset and service management solutions.

Robert L. Beeler joined Double-Take Software in July 1995 as Vice President of Engineering. From 1996 to 2001, Mr. Beeler served as a member of our board of directors. From July 1991 to July 1995, Mr. Beeler served as Project Manager, Project Engineer and System/Software Engineer at the Naval Air Warfare Center, where he supervised and provided technical leadership to a development team in support of the Navy Airborne Electronic Warfare Platform. From 1988 to 1991, Mr. Beeler served as a Software Developer for National Field Service Inc.

David J. Demlow joined Double-Take Software in 1997 as Vice President of Product Management and, since January 2005, has served as our Chief Technology Officer. From 1991 to 1997, Mr. Demlow held the following positions at Seagate Software: 1994 to 1997, Senior Product Manager, Enterprise Storage Management; 1993 to

1994, Systems Engineer, Sales and Channel Support; 1991 to 1993, Account Rep, Direct and Channel Sales. From 1990 to 1991, Mr. Demlow served as a Sales Manager at Business Technology Associates, Inc.

S. Craig Huke joined Double-Take Software in June 2003 as Chief Financial Officer. From May 2001 to May 2003, Mr. Huke served as Chief Financial Officer for Apogee Networks Systems and Consulting LLC, Inc., a privately held software company specializing in network cost visibility and containment. From April 1999 to May 2001, Mr. Huke served as Chief Financial Officer at Bluestone Software, Inc., an Internet infrastructure software company. From April 1998 to April 1999, Mr. Huke served as Vice President, Finance at Metronet Communications Corp., a communications company. From November 1994 to April 1998, Mr. Huke held the following positions at Seer Technologies, Inc., a software development company: September 1997 to April 1998, Vice President & Corporate Controller; November 1996 to September 1997, Corporate Controller; November 1995 to November 1996, Director of Financial Reporting and Analysis; and November 1994 to November 1995, Manager of Financial Reporting and Analysis.

Daniel M. Jones joined Double-Take Software in October 2001 as Eastern Region Sales Director and, since May 2005, has served as our Vice President of Sales and Marketing. From January 2000 to October 2001, Mr. Jones served as National Director of Sales at StorageNetworks, a provider of data storage software services to major and global businesses. From January 1998 to January 2000, Mr. Jones served as Vice President of North American Sales of Net-tel Inc., a provider of internet protocol data and voice services. From June 1996 to December 1997, Mr. Jones served as Director of Sales at MidCom Communications Inc., a facility-based telecommunications company. From February 1991 to June 1996, Mr. Jones held the following positions at ALLNET/Frontier Communications: May 1993 to June 1996, Area Manager, July 1992 to May 1993, District Manager; and July 1991 to July 1992, Sales Representative.

Michael Lesh joined Double-Take Software in June 2001 as Vice President of Professional Services and Support. From October 2000 to June 2001, Mr. Lesh served as Director, Professional Services at Openpages, Inc., a provider of enterprise compliance management software. From February 1973 to October 2000, Mr. Lesh held the following positions at Data General, a division of EMC Corporation: January 1998 to October 2000, Director, Professional Services; February 1996 to January 1998, Director, Eastern Operations Professional Services; March 1995 to February 1996, Director, Technology Deployment Services; March 1990 to March 1995, Manager, Northeast Professional Services; and May 1984 to March 1990, Manager, Regional Systems Engineering.

Jo Murciano joined Double-Take Software in May 2006 as Vice President of EMEA and President of Double-Take EMEA, and in January 2008 became our Vice President of International. Mr. Murciano is also Chief Executive Officer and a director of Sunbelt Software Distribution, Inc., one of our resellers, which he joined in 1994. From October 1983 to May 2006, Mr. Murciano served as Chairman of Sunbelt System Software S.A.S., a software distributor that he founded in 1983 and which we acquired in May 2006. From September 1982 to October 2000, Mr. Murciano served as Chief Executive Officer of RMH Group, a provider of development and communication tools for the IBM AS/400 market that Mr. Murciano founded in 1982.

Available Information

For more information about us, visit our web site at www.doubletake.com. Our electronic filings with the SEC (including our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to these reports) are available free of charge through our web site as soon as reasonably practicable after we electronically file with or furnish them to the SEC.

Item 1A. ***Risk Factors.***

An investment in our stock involves a high degree of risk. You should carefully consider the following risks and all of the other information set forth in this annual report before deciding to invest in shares of our common stock. If any of the events or developments *described below occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment in our common stock.*

Risks Related to Our Business

Intense competition in our industry may hinder our ability to generate revenue and may adversely affect our margins.

The market for our software is intensely competitive. Our primary competitors include EMC Corporation (Legato), Neverfail Group, Ltd., Symantec Corporation (Veritas) and CA, Inc. (XOsoft Inc.). Some of these companies and many of our other current and potential competitors have longer operating histories and substantially greater financial, technical, sales, marketing and other resources than we do, as well as larger installed customer bases and greater name recognition. Our competitors may be able to devote greater resources to the development, marketing, distribution, sale and support of their products than we can and some may have the ability to bundle their data replication offerings with their other products. The extensive relationships that these competitors have with existing customers may make it increasingly difficult for us to increase our market share. The resources of these competitors also may enable them to respond more rapidly to new or emerging technologies and changes in customer requirements and to reduce prices to win new customers.

As this market continues to develop, a number of other companies with greater resources than ours, including Microsoft and VMware, could attempt to enter the market or increase their presence by acquiring or forming strategic alliances with our competitors or business partners or by introducing their own competing products. And as our market grows new or existing smaller competitors could emerge as significant competitive threats.

Our success will depend on our ability to adapt to these competitive forces, to develop more advanced products more rapidly and less expensively than our competitors, to continue to develop a global sales and support network, and to educate potential customers about the benefits of using our software rather than our competitors' products. Existing or new competitors could introduce products with superior features, scalability and functionality at lower prices. This could dramatically affect our ability to sell our software. In addition, some of our customers and potential customers may buy other software, other competing products and related services from our competitors, and to the extent that they prefer to consolidate their software purchasing from fewer vendors, they may choose not to continue to purchase our software and support services.

We expect additional competition from other established and emerging companies. Increased competition could result in reduced revenue, price reductions, reduced gross margins and loss of market share, any of which would harm our results of operations.

Because a large majority of our sales are made to or through distributors, value-added resellers and original equipment manufacturers, none of which have any obligation to sell our software applications, the failure of this distribution network to sell our software effectively could materially adversely affect our revenue and results of operations.

We rely on distributors, value-added resellers and original equipment manufacturers, or OEMs, together with our inside and field-based direct sales force, to sell our products. These distributors, resellers and OEMs sell our software applications and, in some cases, incorporate our software into systems that they sell. We expect that these arrangements will continue to generate a large majority of our total revenue. Sales to or through our distributors, resellers and OEMs accounted for approximately 94% of our sales for the year ended December 31, 2006 and 91% for the year ended December 31, 2007. Sales to or through our top five distributors, resellers and OEMs accounted for approximately 47% of our sales for 2006 and 45% of our sales for 2007.

We have limited control over the amount of software that these businesses purchase from us or sell on our behalf, we do not have long term contracts with any of them, and they have limited obligations to recommend, offer or sell our software applications. Thus there is no guarantee that this source of revenue will continue at the same level as it has in the past. Any material decrease in the volume of sales generated by our larger distributors, resellers and OEMs could materially adversely affect our revenue and results of operations in future periods.

We depend on growth in the storage replication market, and lack of growth or contraction in this market could materially adversely affect our sales and financial condition.

Demand for data replication software is driven by several factors, including an increased focus on protecting business-critical applications, government and industry regulations requiring data protection and recovery, a heightened awareness of the potential for natural and man-made disasters and the growth in stored data from the increased use of automated systems. Segments of the computer and software industry have in the past experienced significant economic downturns and decreases in demand as a result of changing market factors. A change in the market factors that are driving demand for data replication software could adversely affect our sales, profitability and financial condition.

Our current products are designed for the Microsoft and VMware server environments, which expose us to risks if Microsoft or VMware products are not compatible with our software or if Microsoft, VMware or other open source vendors choose to compete more substantially with us in the future.

We currently depend primarily on customers that deploy Microsoft products within their organizations. Microsoft could make changes to its software that render our software incompatible or less effective. Furthermore, Microsoft may choose to focus increased resources on applications that compete with our applications, including competing applications that Microsoft bundles with its operating platform. These actions could materially adversely affect our ability to generate revenue and maintain acceptable profit margins. We have less dependence on VMware deployments, but similar VMware and open source vendor's actions could also materially adversely affect our ability to generate revenue and maintain acceptable profit margins.

Because we generate substantially all of our revenue from sales of our Double-Take software and related services, a decline in demand for our Double-Take software could materially adversely affect our revenue, profitability and financial condition.

We derive nearly all of our software revenue from our Double-Take software, which generated approximately 97% and 98% of our sales for the year ended December 31, 2006 and 2007, respectively. In addition, we derive substantially all of our maintenance and professional services revenue from associated maintenance and customer support of these applications. As a result, we are particularly vulnerable to fluctuations in demand for these software applications, whether as a result of competition, product obsolescence, technological change, budgetary constraints of our customers or other factors. If demand for any of these software applications declines significantly, our revenue, profitability and financial condition would be adversely affected.

We may not be able to respond to technological changes with new software applications, which could materially adversely affect our sales and profitability.

The markets for our software applications are characterized by rapid technological changes, changing customer needs, frequent introduction of new software applications and evolving industry standards. The introduction of software applications that embody new technologies or the emergence of new industry standards could make our software applications obsolete or otherwise unmarketable. As a result, we may not be able to accurately predict the lifecycle of our software applications, which may become obsolete before we receive any revenue or the amount of revenue that we anticipate from them. If any of the foregoing events were to occur, our ability to retain or increase market share in the storage replication market could be materially adversely affected.

To be successful, we need to anticipate, develop and introduce new software applications on a timely and cost-effective basis that keep pace with technological developments and emerging industry standards and that address the increasingly sophisticated needs of our customers and their budgets. We may fail to develop or sell software applications that respond to technological changes or evolving industry standards, experience difficulties that could delay or prevent the successful development, introduction or sale of these applications or fail to develop applications that adequately meet the requirements of the marketplace or achieve market acceptance. Our failure to develop and market such applications and services on a timely basis, or at all, could materially adversely affect our sales and profitability.

The development and adoption of cloud computing could lead to declines in the demand for our software and services.

Many of the world's leading technology companies are working on developing a new generation of enterprise computing in which substantial components of information technology infrastructure can be provisioned and delivered over the Internet on an outsourced basis. This new computing paradigm is sometimes referred to as "cloud computing," and may result in companies requiring fewer of their own servers and computer systems or backing up their own servers and systems through cloud computing providers. The adoption of the cloud computing paradigm by our customers or potential customers could result in a decline for demand of our software and services. If we are unable to adapt our software, services and business model to the cloud computing paradigm, the demand for our software and services could decline, which would negatively impact our results of operations.

Our failure to offer high quality customer support services could harm our reputation and could materially adversely affect our sales of software applications and results of operations.

Our customers depend on us, and, to some extent, our distribution partners, to resolve implementation, technical or other issues relating to our software. A high level of service is critical for the successful marketing and sale of our software. If we or our distribution partners do not succeed in helping our customers quickly resolve post-deployment issues, our reputation could be harmed and our ability to make new sales or increase sales to existing customers could be damaged.

Defects or errors in our software could adversely affect our reputation, result in significant costs to us and impair our ability to sell our software.

If our software is determined to contain defects or errors our reputation could be materially adversely affected, which could result in significant costs to us and impair our ability to sell our software in the future. The costs we would incur to correct product defects or errors may be substantial and would adversely affect our operating results. After the release of our software, defects or errors have been identified from time to time by our internal team and by our clients. Such defects or errors may occur in the future. Any defects that cause interruptions to the data recovery functions of our applications, or that cause other applications on the operating system to malfunction or fail, could result in:

- lost or delayed market acceptance and sales of our software;
- loss of clients;
- product liability suits against us;
- diversion of development resources;
- injury to our reputation; and
- increased maintenance and warranty costs.

We may fail to realize the anticipated benefits of our acquisitions of Double-Take EMEA and TimeSpring Software Corporation.

Our future success will depend in significant part on our ability to realize the operating efficiencies, new revenue opportunities and cost savings we expect to result from the integration of Double-Take EMEA, as well as our latest acquisition, TimeSpring Software Corporation, now known as Double-Take Software Canada, Inc. Our operating results and financial condition may be adversely affected if we are unable to integrate successfully the operations of Double-Take EMEA or Double-Take Software Canada, Inc. or incur unforeseen costs and expenses or experience unexpected operating difficulties that offset anticipated cost savings. In particular, the integration may involve, among other items, integration of sales, marketing, billing, accounting, management, personnel, payroll, network infrastructure and other systems and operating hardware and software, some of which may be incompatible with our existing systems and therefore may need to be replaced. The integration may place significant strain on our management, financial and other resources.

We may not receive significant revenue from our research and development efforts for several years, if at all.

We have made a significant investment in developing and improving our software. Our research and development expenditures were $9.7 million, or approximately 24% of our total revenue, for 2005, $10.7 million, or approximately 18% of our total revenue, for 2006 and $11.9 million, or approximately 14% of our total revenue, for 2007. We believe that we must continue to dedicate a significant amount of our resources to our research and development efforts to maintain our competitive position, and we plan to do so. However, we may not receive significant revenue from these investments for several years following each investment, if ever.

We may engage in future acquisitions or investments that present many risks, and we may not realize the anticipated financial and strategic goals for any of these transactions.

We do not have significant experience acquiring companies. Since our inception, our only acquisitions have been the acquisitions of Double-Take EMEA and Double-Take Canada. We may acquire or make investments in additional companies. Acquisitions and investments involve a number of difficulties that present risks to our business, including the following:

- we may be unable to achieve the anticipated benefits from the acquisition or investment;
- we may have difficulty integrating the operations and personnel of the acquired business, and may have difficulty retaining the key personnel of the acquired business;
- we may have difficulty incorporating the acquired technologies or products with our existing software and technology;
- our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically and culturally diverse locations;
- we may have difficulty maintaining uniform standards, controls, procedures and policies across locations; and
- we may experience significant problems or liabilities associated with product quality, technology and legal contingencies.

These factors could materially adversely affect our business, results of operations and financial condition or cash flow, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. These negotiations could result in significant diversion of management time, as well as expense.

The consideration paid for an investment or acquisition may also affect our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, including proceeds of our initial public offering. To the extent we issue shares of our capital stock or other rights to purchase shares of our capital stock as consideration for the acquisitions, including options or other rights, our existing stockholders may be diluted, and our earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, write-offs and restructuring charges. They may also result in goodwill and other intangible assets that are subject to an impairment test, which could result in future impairment charges.

The loss of key personnel or the failure to attract and retain highly qualified personnel could adversely affect our business.

Our future performance depends on the continued service of our key technical, sales, services and management personnel. We rely on our executive officers and senior management to execute our existing business plans and to identify and pursue new opportunities. The loss of key employees could result in significant disruptions to our business, and the integration of replacement personnel could be time consuming, cause additional disruptions to our business and be unsuccessful. We do not carry key person life insurance covering any of our employees.

Our future success also depends on our continued ability to attract and retain highly qualified technical, services and management personnel. Competition for such personnel is intense, and we may fail to retain our key technical, services and management employees or attract or retain other highly qualified technical, services and management personnel in the future. Conversely, if we fail to manage employee performance or reduce staffing levels when required by market conditions, our personnel costs would be excessive and our business and profitability could be adversely affected.

We will not be able to maintain our sales growth if we do not retain or attract and train qualified sales personnel.

A portion of our revenue is generated by our direct sales force, and our future success will depend in part upon its continued productivity and expansion. To the extent we experience attrition in our direct sales force, we will need to hire replacements. We face intense competition for sales personnel in the software industry, and we may not be successful in retaining, hiring or training our sales personnel in accordance with our plans. If we fail to retain the experienced members of our sales force, or maintain and expand our sales force as needed, our future sales and profitability could be adversely affected.

Changes in the regulatory environment and general economic condition and other factors in countries in which we have international sales and operations could adversely affect our operations.

We derived approximately 29% of our revenue from sales outside the United States in 2006 and approximately 35% of our revenue from sales outside the United States in 2007. We anticipate that our acquisition of Double-Take EMEA in May 2006 will significantly increase the percentage of our revenue generated from sales outside the United States in future periods. Our international operations are subject to risks related to the differing legal, political, social and regulatory requirements and economic conditions of many countries, including:

- difficulties in staffing and managing our international operations;
- costs and delays in downsizing non-United States workforces, if necessary, as a result of applicable non-United States employment and other laws;
- the adoption or imposition by foreign countries of additional withholding taxes, other taxes on our income, or tariffs or other restrictions on foreign trade or investment, including currency exchange controls;
- general economic conditions in the countries in which we operate could adversely affect our earnings from operations in those countries;
- imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements may occur, including those pertaining to export duties and quota, trade and employment restrictions;
- longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivables;
- competition from local suppliers; and
- political unrest, war or acts of terrorism.

Each of the foregoing risks could reduce our revenue or increase our expenses.

We are exposed to domestic and foreign currency fluctuations that could harm our reported revenue and results of operations.

Historically, our international sales were generally denominated in the United States dollar. As a result of our acquisitions of Double-Take EMEA and Double-Take Canada, we now have international sales that are denominated in foreign currencies, and this revenue could be materially affected by currency exchange rate fluctuations. Our primary exposures are to fluctuations in exchange rates for the United States dollar versus the Euro and Canadian dollar and, to a lesser extent, the British Pound. Changes in currency exchange rates could adversely affect our reported revenue and could require us to reduce our prices to remain competitive in foreign markets, which could also materially adversely affect our results of operations. We have not historically hedged exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated gains or losses.

Protection of our intellectual property is limited, and any misuse of our intellectual property by others could materially adversely affect our sales and results of operations.

Proprietary technology in our software is important to our success. To protect our proprietary rights, we rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality procedures and contractual provisions. While we own nine issued patents, we have not emphasized patents as a source of significant competitive advantage and have also sought to protect our proprietary technology under laws affording protection for trade secrets, copyright and trademark protection of our software, products and developments where available and appropriate. In addition, our issued patents may not provide us with any competitive advantages or may be challenged by third parties, and the patents of others may seriously impede our ability to conduct our business. Further, any patents issued to us may not be timely or broad enough to protect our proprietary rights.

We also have seven registered trademarks in the U.S., including the Double-Take mark. Although we attempt to monitor use of and take steps to prevent third parties from using our trademarks without permission, policing the unauthorized use of our trademarks is difficult. If we fail to take steps to enforce our trademark rights, our competitive position and brand recognition may be diminished.

We protect our software, trade secrets and proprietary information, in part, by requiring all of our employees to enter into agreements providing for the maintenance of confidentiality and the assignment of rights to inventions made by them while employed by us. We also enter into non-disclosure agreements with our consultants to protect our confidential and proprietary information. There can be no assurance that our confidentiality agreements with our employees, consultants and other third parties will not be breached, that we will be able to effectively enforce these agreements, have adequate remedies for any breach, or that our trade secrets and other proprietary information will not be disclosed or otherwise be protected. Furthermore, there also can be no assurance that others will not independently develop technologies that are similar or superior to our technology or reverse engineer our products.

Protection of trade secret and other intellectual property rights in the markets in which we operate and compete is highly uncertain and may involve complex legal and scientific questions. The laws of countries in which we operate may afford little or no protection to our trade secrets and other intellectual property rights. Policing unauthorized use of our trade secret technologies and proving misappropriation of our technologies is particularly difficult, and we expect software piracy to continue to be a persistent problem. Piracy of our products represents a loss of revenue to us. Furthermore, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may adversely affect our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our confidential information and trade secret protection. If we are unable to protect our proprietary rights or if third-parties independently develop or gain access to our or similar technologies, our competitive position and revenue could suffer.

Claims that we misuse the intellectual property of others could subject us to significant liability and disrupt our business, which could materially adversely affect our results of operations and financial condition.

Because of the nature of our business, we may become subject to material claims of infringement by competitors and other third-parties with respect to current or future software applications, trademarks or other proprietary rights. Our competitors, some of which may have substantially greater resources than us and have made significant investments in competing technologies or products, may have, or seek to apply for and obtain, patents that will prevent, limit or interfere with our ability to make, use and sell our current and future products, and we may not be successful in defending allegations of infringement of these patents. Further, we may not be aware of all of the patents and other intellectual property rights owned by third-parties that may be potentially adverse to our interests. We may need to resort to litigation to enforce our proprietary rights or to determine the scope and validity of a third party's patents or other proprietary rights, including whether any of our products or processes infringe the patents or other proprietary rights of third-parties. The outcome of any such proceedings is uncertain and, if unfavorable, could significantly harm our business. If we do not prevail in this type of litigation, we may be required to:

- pay damages, including actual monetary damages, royalties, lost profits or other damages and third-party's attorneys' fees, which may be substantial;

- expend significant time and resources to modify or redesign the affected products or procedures so that they do not infringe a third-party's patents or other intellectual property rights; further, there can be no assurance that we will be successful in modifying or redesigning the affected products or procedures;

- obtain a license in order to continue manufacturing or marketing the affected products or processes, and pay license fees and royalties; if we are able to obtain such a license, it may be non-exclusive, giving our competitors access to the same intellectual property, or the patent owner may require that we grant a cross-license to part of our proprietary technologies; or

- stop the development, manufacture, use, marketing or sale of the affected products through a court-ordered sanction called an injunction, if a license is not available on acceptable terms, or not available at all, or our attempts to redesign the affected products are unsuccessful.

Any of these events could adversely affect our business strategy and the value of our business. In addition, the defense and prosecution of intellectual property suits, interferences, oppositions and related legal and administrative proceedings in the United States and elsewhere, even if resolved in our favor, could be expensive, time consuming, generate negative publicity and could divert financial and managerial resources.

In December 2005, we agreed to terms for settlement of a legal proceeding with a provider of information storage systems that involved claims regarding some of the intellectual property components of our software. Pursuant to a settlement agreement, we paid $3.8 million in January 2006 and agreed to pay, or make purchase of their products for our use or for resale in amounts equal to, $500,000 in each of January 2007, 2008, 2009 and 2010. For January 2007, we purchased products to fulfill this agreement in December of 2006. For January 2008, we purchased products to fulfill this agreement during 2007. We expect that software developers will increasingly be subject to infringement claims as the number of software applications and competitors in our industry segment grows and the functionality of software applications in different industry segments overlaps. Thus, we could be subject to additional patent infringement claims in the future. There can be no assurance that the claims that may arise in the future can be amicably disposed of, and it is possible that litigation could ensue.

Intellectual property litigation can be complex, costly and protracted. As a result, any intellectual property litigation to which we are subject could disrupt our business operations, require us to incur substantial costs and subject us to significant liabilities, each of which could severely harm our business.

Plaintiffs in intellectual property cases often seek injunctive relief. Any intellectual property litigation commenced against us could force us to take actions that could be harmful to our business, including the following:

- stop selling our products or using the technology that contains the allegedly

- infringing intellectual property;

- attempt to obtain a license to use the relevant intellectual property, which may not be available on reasonable terms or at all; and

- attempt to redesign the products that allegedly infringed upon the intellectual property.

If we are forced to take any of the foregoing actions, our business, financial position and operating results could be harmed. We may not be able to develop, license or acquire non-infringing technology under reasonable terms, if at all. These developments would result in an inability to compete for customers and would adversely affect our ability to increase our revenue. The measure of damages in intellectual property litigation can be complex, and is often subjective or uncertain. If we were to be found liable for the infringement of a third party's proprietary rights, the amount of damages we might have to pay could be substantial and would be difficult to predict.

We cannot predict our future capital needs and we may be unable to obtain additional financing to fund acquisitions, which could materially adversely affect our business, results of operations and financial condition.

We may need to raise additional funds in the future in order to acquire complementary businesses, technologies, products or services. Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest, and the newly-issued securities may have rights senior to those of the holders of our common stock. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility, and would also require us to fund additional interest expense. If additional financing is not available when required or is not available on acceptable terms, we may be unable to successfully develop or enhance our software and services through acquisitions in order to take advantage of business opportunities or respond to competitive pressures, which could materially adversely affect our software and services offerings, revenue, results of operations and financial condition. We have no current plans, nor are we currently considering any proposals or arrangements, written or otherwise, to acquire a material business, technology, product or service.

We have only generated net profits one year since our inception and we may be unable to sustain profitability in the future.

We generated net losses of $15.3 million for 2004, $11.8 million for 2005 and $0.6 million for 2006. In 2007, we generated net profits of $20.1 million. We may be unable to sustain profitability in future periods. We intend to continue to expend significant funds in developing our software offerings and for general corporate purposes, including marketing, services and sales operations, hiring additional personnel, upgrading our infrastructure, and regulatory compliance obligations in connection with being a public reporting company. If we experience a downturn in our business, we may incur or continue to incur losses and negative cash flows from operations, which could materially adversely affect our results of operations and capitalization.

We are incurring significant costs as a result of operating as a public company that we have not previously incurred, and our management and key employees are required to devote substantial time to compliance initiatives.

We have operated as a public company only since December 14, 2006. As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and NASDAQ, impose various new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel are devoting substantial amounts of time to these new compliance initiatives. Moreover, these rules and regulations have significantly increased our legal and financial compliance costs and have made some activities more time-consuming and costly. In addition, we have and will continue to incur additional costs associated with our public company reporting requirements. We will incur significant costs to remediate any material weaknesses we identify through these efforts. These rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance. We currently are evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. If our profitability is adversely affected because of these additional costs, it could have a negative effect on the trading price of our common stock.

Risks Related to Our Common Stock

We may experience a decline in revenue or volatility in our operating results, which may adversely affect the market price of our common stock.

We cannot predict our future revenue with certainty because of many factors outside of our control. A significant revenue or profit decline, lowered forecasts or volatility in our operating results could cause the market price of our common stock to decline substantially. Factors that could affect our revenue and operating results include the following:

- the possibility that our customers may cancel, defer or limit purchases as a result of reduced information technology budgets;
- the possibility that our customers may defer purchases of our software applications in anticipation of new software applications or updates from us or our competitors;
- the ability of our distributors, value-added resellers and OEMs to meet their sales objectives;
- market acceptance of our new applications and enhancements;
- our ability to control expenses;
- changes in our pricing and distribution terms or those of our competitors;
- the demands on our management, sales force and services infrastructure as a result of the introduction of new software applications or updates; and
- the possibility that our business will be adversely affected as a result of the threat of terrorism or military actions taken by the United States or its allies.

Our expense levels are relatively fixed and are based, in part, on our expectations of our future revenue. If revenue levels fall below our expectations, our net income would decrease because only a small portion of our expenses varies with our revenue. Therefore, any significant decline in revenue for any period could have an immediate adverse impact on our results of operations for the period. We believe that period-to-period comparisons of our results of operations should not be relied upon as an indication of future performance. In addition, our results of operations could be below expectations of public market analysts and investors in future periods, which would likely cause the market price of our common stock to decline.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts covering us downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Sales of outstanding shares of our common stock into the market pursuant to our currently effective shelf registration statement or in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.

As of February 29, 2008, the number of shares of our common stock outstanding was 21,945,514 shares. In February 2008 a shelf registration statement (file No. 333-148840) for the sale of all of the shares of our common stock held by funds affiliated with ABS Capital Partners was declared effective. The sale of the shares registered on the shelf registration statement could result in a substantial amount of previously unregistered shares of our common stock being sold, which could cause the trading price of our common stock to decline. The market price of our common stock could also decline as a result of sales of shares of our common stock in the market that were previously not registered other than in connection with that registration statement or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

Some of our stockholders may exert significant influence over us.

Two general partners of ABS Capital Partners currently serve on our board of directors. Funds affiliated with ABS Capital Partners currently own in the aggregate shares representing approximately 14.5% of our outstanding common stock, but may reduce, or liquidate entirely, their holdings as a result of our shelf registration statement that was declared effective in February 2008. If these funds sell only a portion or none of their shares, they will be able to continue to exert significant influence over all matters presented to our stockholders for approval, including election and removal of our directors and change of control transactions. The interests of these stockholders may not coincide with the interests of the other holders of our common stock with respect to our operations or strategy.

We do not anticipate paying any dividends on our common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. If we do not pay cash dividends, you could only receive a return on your investment in our common stock if the market price of our common stock increases before you sell your shares. In addition, the terms of our loan and security agreement restrict our ability to pay dividends.

Provisions in our organizational documents and in the Delaware General Corporation Law may prevent takeover attempts that could be beneficial to our stockholders.

Provisions in our charter and bylaws and in the Delaware General Corporation Law may make it difficult and expensive for a third party to pursue a takeover attempt we oppose even if a change in control of our company would be beneficial to the interests of our stockholders. Our board of directors has the authority to issue up to 20,000,000 shares of preferred stock in one or more series and to fix the powers, preferences and rights of each series without stockholder approval. The ability to issue preferred stock could discourage unsolicited acquisition proposals or make it more difficult for a third party to gain control of our company, or otherwise could adversely affect the market price of our common stock. Further, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. This section generally prohibits us from engaging in mergers and other business combinations with stockholders that beneficially own 15% or more of our voting stock, or with their affiliates, unless our directors or stockholders approve the business combination in the prescribed manner. However, because funds affiliated with ABS Capital Partners acquired their shares prior to our initial public offering, Section 203 is currently inapplicable to any business combination or transaction with it or its affiliates.

A research report published by a firm initially named as an underwriter for our secondary offering, but that did not ultimately participate as an underwriter, might have been issued in violation of the Securities Act.

On July 25, 2007, prior to effectiveness of our registration statement on Form S-1 (file No. 333-144746) that was filed in connection with our August 2007 secondary offering, a firm that had initially been named as an underwriter for the offering published a research report about us. We were not involved in the preparation or distribution of the research report, we did not consent to its publication and we had no knowledge of it prior to its publication. After we learned of the publication we informed the firm that it would not participate as an underwriter in the offering.

The research report may have been issued in violation of the Securities Act and its restrictions on written offers prior to the effectiveness of a registration statement. We, the selling stockholders and the underwriters that participated in the offering disclaim all responsibility for the contents of the research report. You should not place any reliance on the contents of the research report in evaluating whether or not to invest in our common stock.

We do not believe that the publication of the research report constitutes a violation by us of the Securities Act. However, if a court were to conclude that publication of the research report constituted a violation by us of the Securities Act, the recipients of the research report, if any, who purchased shares of our common stock in the offering might have the right, under certain circumstances and for a limited period of time, to obtain recovery of the consideration they paid for the shares. We cannot currently quantify any potential liability related to such right because it would depend upon the number of shares purchased by the recipients of the research report and the public offering price of our common stock. We do not believe that we will be subject to any material liability as a result of the publication of the research report. If any claim of liability on our part is asserted, we intend to contest the matter vigorously.

Item 1B. ***Unresolved Staff Comments.***

Not applicable.

Item 2. ***Properties.***

We maintain leased office space in Southborough, Massachusetts, Paris, France, Bracknell, United Kingdom, Frankfurt, Germany, Brussels, Belgium, Hoboken, New Jersey, Montreal, Canada and Indianapolis, Indiana, where we have our development operations and principal call center. We have 45,429 square feet of office space in Indianapolis pursuant to a lease that expires in 2010. We also maintain sales offices in multiple locations worldwide. We believe that our current facilities are suitable and adequate to meet our current needs, and we intend to add new facilities or expand existing facilities as we add employees.

Item 3. ***Legal Proceedings.***

We currently have no material legal proceedings pending.

Item 4. ***Submission of Matters to a Vote of Security Holders.***

None

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Market Information

Since December 15, 2006, our common stock has traded on the NASDAQ Global Market under the symbol "DBTK." Prior to trading on the NASDAQ Global Market our common stock was not listed or quoted on any national exchange or market system.

The following table sets forth, for the periods indicated, the high and low sale price for our common stock as reported on the NASDAQ Global Market.

Year Ended December 31, 2007	High	Low
1st Quarter (January 1 through March 31)	$16.22	$10.74
2nd Quarter (April 1 through June 30)	$17.61	$13.53
3rd Quarter (July 1 through September 30)	$19.11	$15.07
4th Quarter (October 1 through December 31)	$25.26	$17.96
Year ended December 31, 2006		
4th Quarter (December 15 through December 31)	$13.60	$11.80

On February 29, 2008, the last sale price reported on the NASDAQ Global Market for our common stock was $10.39.

Stockholders

As of February 29, 2008, there were 170 holders of record of our common stock.

Dividends

We did not pay cash dividends on our common stock in 2006 or 2007 and we do not anticipate that we will pay cash dividends on our common stock in the foreseeable future. Future declaration and payment of dividends, if any, on our common stock will be determined by our board of directors in light of factors the board of directors deems relevant, including our earnings, operations, capital requirements and financial condition and restrictions in our financing agreements. In addition, the terms of our loan and security agreement with Silicon Valley Bank restrict our ability to pay dividends.

Securities Authorized for Issuance under Equity Compensation Plans

Information regarding securities authorized for issuance under our equity compensation plans is included in Item 12 of this annual report.

Performance Graph

The graph set forth below compares the cumulative total stockholder return on our common stock between December 15, 2006 (the date our common stock initially began trading on the NASDAQ Global Market) and December 31, 2007, with the cumulative total return of (i) the NASDAQ Composite Index and (ii) the NASDAQ Technology Index, over the same period. This graph assumes the investment of $100,000 on December 15, 2006 in our common stock, the NASDAQ Composite Index and the NASDAQ Technology Index, and assumes the reinvestment of dividends, if any. The graph assumes the initial value of our common stock on December 15, 2006 was the closing price of $12.66 per share..The comparisons shown in the graph below are based upon historical data. We caution that the stock price performance shown in the graph below is not necessarily indicative of, nor is it intended to forecast, the potential future performance of our common stock.



$180
$170
$160
$150
$140
$130
$120
$110
$100
$90
$80
12/15/2006
12/29/06
3/31/07
6/30/07
9/30/07
12/31/07
Double-Take Software
NASDAQ Composite Index
NASDAQ Technology Index

	12/15/2006	12/29/2006	3/31/2007	6/30/2007	9/30/2007	12/31/2007
Double-Take Software	100	101.7	106.7	129.6	150.9	171.6
NASDAQ Composite Index.	100	98.3	107.9	109.9	105.9	98.6
NASDAQ Technology Index	100	97.0	97.1	106.9	112.6	119.0

Use of Proceeds

On December 14, 2006, our Registration Statement on Form S-1 (333-136499) covering our initial public offering was declared effective by the SEC, and the offering commenced the following day. We registered 5,000,000 shares of common stock to be sold by us, 2,500,000 shares to be sold by selling stockholders and an additional 1,125,000 to be sold by selling stockholders to cover an over-allotment option granted to the underwriters. Cowen & Company, LLC and Thomas Weisel Partners LLC acted as joint bookrunning managers for the offering. The initial closing of the offering was on December 20, 2006, at which time we sold 5,000,000 shares and the selling stockholders sold 2,500,000 shares. The closing of the underwriters' over-allotment option and the offering closed on January 5, 2007, at which time the selling stockholders sold an additional 1,125,000 shares.

The shares sold by us and the selling stockholders at the initial closing were sold at a price to the public of $11.00 per share. As of January 1, 2007, of the net proceeds of the offering, we had approximately $37.4 million remaining, which we intend to use for working capital and other general corporate purposes. None of this amount was used during 2007.

We pursue acquisitions of other businesses as part of our business strategy and may use a portion of the net proceeds to fund these acquisitions. We currently have no agreement with respect to any acquisition, although we assess opportunities on an ongoing basis and from time to time have discussions with other companies about potential transactions.

Our management will have significant flexibility in applying the net proceeds of the offering. Further, changing business conditions and unforeseen circumstances could cause the actual amounts used for these purposes to vary from our estimates. Pending their use, we have invested the net proceeds of the offering in short-term, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return.

Issuer Purchases of Equity Securities

None.

Item 6. ***Selected Financial Data.***

The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere in this annual report. The consolidated statement of operations data for the years ended December 31, 2007, 2006 and 2005, and the selected consolidated balance sheet data as of December 31, 2007 and 2006 are derived from, and are qualified by reference to, the audited consolidated financial statements included in the annual report. The consolidated statement of operations data for the years ended December 31, 2004 and 2003, and the consolidated balance sheet data as of December 31, 2005, 2004, and 2003 are derived from audited consolidated financial statements which are not included in the Annual Report.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Statement of Operations Data:					
Revenue:					
Software licenses	$49,169	$38,418	$ 26,222	$ 19,943	$ 16,283
Maintenance and professional services	33,599	22,422	14,488	9,895	7,650
Total revenue	82,768	60,840	40,710	29,838	23,933
Cost of revenue:					
Software licenses	411	1,355	38	559	1,426
Maintenance and professional services	7,827	6,193	4,357	3,694	3,103
Total cost of revenue	8,238	7,548	4,395	4,253	4,529
Gross profit	74,530	53,292	36,315	25,585	19,404
Operating expenses:					
Sales and marketing	28,872	22,211	17,191	16,188	13,654
Research and development	11,896	10,679	9,748	8,717	6,373
General and administrative	14,863	11,824	6,730	5,666	5,253
Depreciation and amortization	2,346	1,613	805	527	1,617
Legal fees and settlement costs	—	—	5,671	1,755	200
Total operating expenses	57,977	46,327	40,145	32,853	27,097
Operating income (loss)	16,553	6,965	(3,830)	(7,268)	(7,693)
Interest income	3,019	319	83	7	19
Interest expense	(49)	(91)	(36)	(765)	(341)
Foreign exchange (losses) gains	(234)	56	—	—	—
Income (loss) before income taxes	19,289	7,249	(3,783)	(8,026)	(8,015)
Income tax (benefit) expense	(789)	494	—	—	—
Net income (loss)	20,078	6,755	(3,783)	(8,026)	(8,015)
Less:					
Accretion of preferred stock	—	(4,496)	(5,332)	(5,314)	(4,928)
Reduction in Series B preferred stock conversion price	—	—	—	—	(1,194)
Warrants exchanged for common stock	—	—	—	—	—
Exchange of Series A for Series B preferred stock	—	—	—	—	—
Dividends on preferred stock	—	(2,830)	(2,686)	(2,029)	(1,637)
Net income (loss) attributable to common stockholders	$20,078	$ (571)	$(11,801)	$(15,369)	$(15,774)
Net income (loss) per share attributable to common stockholders:					
Basic	$ 0.94	$ (0.13)	$ (3.11)	$ (4.06)	$ (4.16)
Diluted	$ 0.87	$ (0.13)	$ (3.11)	$ (4.06)	$ (4.16)
Weighted-average number of shares used in per share amounts:					
Basic	21,332	4,306	3,789	3,786	3,786
Diluted	23,027	4,306	3,789	3,786	3,786

	December 31,				
	2007	2006	2005	2004	2003
Balance Sheet Data:					
Current assets:					
Cash and cash equivalents	$ 25,748	$55,170	$ 8,341	$ 5,831	$ 676
Short term investments	38,977	—	—	—	—
Working Capital	56,807	42,674	(2,256)	497	62
Total Assets	114,606	77,026	18,590	13,318	8,772
Deferred revenue	24,162	16,744	10,562	7,304	4,144
Long-term deferred revenue	4,485	3,977	2,887	1,607	586
Long-term deferred rent	272	406	518	610	668
Long-term capital lease obligations	13	17	7	38	—
Redeemable convertible preferred stock	—	—	50,561	42,489	27,646
Total stockholders' equity (deficit)	$ 75,544	$45,230	$(54,307)	$(42,601)	$(27,386)

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

You should read the following discussion and analysis together with our historical financial statements and the related notes included elsewhere in this annual report.

Overview

Double-Take Software develops, sells and supports affordable software that reduces downtime and protects data for business-critical systems. We believe that we are the leading supplier of replication software for Microsoft server environments. By simply loading our software onto servers running current Windows operating systems, organizations of any size can maintain an off-site standby server with replicated data, providing rapid recovery in the event of a disaster. We estimate that we have sold licenses for approximately 135,000 copies of Double-Take to more than 15,000 customers.

In recent years, we have experienced substantial growth, increasing our total revenue from $14.3 million for the year ended December 31, 2002 to $82.8 million for the year ended December 31, 2007, and we have gone from having net losses of $14.3 million to a net income of $20.1 million during that same period. We believe that our focus on providing affordable replication and high availability software to companies of all sizes through an efficient direct sales team and a robust distribution network has been instrumental to our continued revenue growth. Revenue generated by sales of our software represented 59% of our total revenue in 2007. Sales of maintenance and professional services generated the remainder of our revenue.

As a result of our investments in developing our software and establishing our broad distribution network, as well as legal fees and settlement costs associated with the defense and settlement of a legal case involving our intellectual property, we experienced significant operating losses through 2005. Our ability to increase the productivity of our sales force and distribution partners while controlling our other expenses has driven an improvement in our results, from an operating loss of $3.8 million and a net loss of $3.8 million in 2005 to an operating income of $16.6 million and net income of $20.1 million in 2007. Our acquisition of Double-Take EMEA on May 23, 2006 has also contributed to our improved results.

We commenced operations in 1991, primarily developing software for load balancing between network interface cards of servers running NetWare, a then-popular network operating system developed by Novell, Inc. We released the first Windows-based version of Double-Take in 1996 based, in part, on these experiences.

Some Important Aspects of Our Operations

We license our software under perpetual licenses to end-user customers directly and to a network of distributors, value-added resellers and original equipment manufacturers, or OEMs. Our distributors primarily sell our software to our resellers. Our resellers bundle or sell our software together with their own products and also sell our software independently. Our OEMs market, sell and support our software and services on a stand-alone basis and incorporate our software into their own hardware and software products.

Software sales made to or through our distributors, value-added resellers and OEMs generated approximately 93% of total software sales in 2007. During 2007, approximately 7% of our software sales were made solely by our direct sales force, approximately 13% were made to our distributors for sale to value-added resellers, approximately 73% of which were made directly through resellers and approximately 7% were made through OEMs, primarily Hewlett-Packard Co. We believe that we will need to continue to maintain close relationships with our partners to sustain and increase profitability. We have no current plans to focus future growth on one distribution channel versus another. We believe our direct sales force complements our indirect distribution network, and we intend to continue to increase revenue generated by both.

In 2007, the median price of sales of Double-Take software licenses to customers was approximately $5,000 and the average sales cycle was less than three months. The pricing of our product has not materially changed from 2003 through 2006. On May 1, 2007 and December 1, 2007, we implemented a nominal price increase across all of our products except in a few international markets where the price was already commensurate with the nominal price increase implemented in the United States. We believe that these factors have contributed to more balanced sales throughout the year and more predictable revenue streams in comparison to other software companies with perpetual license models. We believe that the affordability of our software is a competitive advantage.

On May 23, 2006, we completed our acquisition of Double-Take EMEA. Our acquisition of Double-Take EMEA has provided us with a direct presence in the European, Middle Eastern and African markets, the opportunity to further our strategic initiative to increase revenue generated outside of the United States, and opportunities for improved margins. The inclusion of Double-Take EMEA's assets and operations in our business since May 23, 2006 has contributed to a significant increase in the size of our business. On December 24, 2007, we completed our acquisition of TimeSpring Software Corporation, now known as Double-Take Software Canada, Inc which we refer to as Double-Take Canada. We do not anticipate this acquisition will provide significant revenue in 2008, but we believe the acquisition of TimeSpring's patented technology and the engineering expertise of the employees, specifically in the area of file systems and application level recovery, fits extremely well into our core capabilities as does the product design into our architecture. We expect that this acquisition will help broaden development efforts of our products resulting in generation of future revenues.

Revenue

We derive revenue from sales of perpetual licenses for our software and from maintenance and professional services.

Software Licenses. We derive the majority of our revenue from sales of perpetual licenses of our software applications, which allow our customers to use the software indefinitely. We do not customize our software for a specific end user customer. We recognize revenue from sales of perpetual licenses generally upon shipment of the software. In accordance with EITF 01-9, our software revenue is reported net of rebates and discounts because we do not receive an identifiable benefit in exchange for the rebate or discount.

Our software revenue generated approximately 59% of our total revenue in 2007 and 63% of our total revenue in 2006. Our software revenue generally experiences some seasonality. Many organizations make the bulk of their information technology purchases, including software, in the second half of the year. We believe that this generally has resulted in higher revenue generated by software sales during the last half of any year. Software revenue has increased each consecutive quarter during 2007. We expect this seasonality to continue in future years.

Maintenance and Professional Services. We also generate revenue by providing our customers with maintenance comprised of software updates and product support. We generally include our maintenance for a designated period in the price of the software at the time of sale. In addition, some of our customers enter into a maintenance agreement for periods longer than a year. These agreements entitle our customers to software updates on a when-and-if-available basis and product support for an annual fee based on the licenses purchased and the level of service subscribed. Almost all of our customers that purchase maintenance pay the entire amount payable under the agreement in advance, although we recognize maintenance revenue ratably over the term of the agreement. This policy has contributed to increasing deferred revenue balances on our balance sheet and positive cash flow from operations.

In some cases, most often in connection with the licensing of our software, we provide professional services to assist our customers in strategic planning for disaster recovery and application high availability, the installation of our software and the training of their employees to use our software. We provide most of our professional services on a fixed price basis and we generally recognize the revenue for professional services once we complete the engagement. For any paid professional services, including training, which have not been performed within three years of the original invoice date, we recognize the services as revenue in the quarter the age of the unperformed services become three years old.

Of total maintenance and professional services revenue, maintenance revenue represented 87% in 2007 and 85% in 2006. Professional services generated the remainder of our total maintenance and professional services revenue in these periods.

Of our total revenue, maintenance revenue represented 35% in 2007 and 32% in 2006. Professional services accounted for 6% and 5% of our total revenue in 2007 and 2006, respectively. Our maintenance and professional services revenue historically has generated lower gross margins than our software revenue. The gross margin generated by our maintenance and professional services revenue was 77% in 2007 and 72% in 2006. We expect the proportion of revenue derived from sales of maintenance to increase in the future as we increase the number of software licenses sold and in service. As the percentage of total revenue attributable to maintenance increases, our overall gross margins will be adversely affected.

Cost of Revenue

Our cost of revenue primarily consists of the following:

Cost of Software Revenue. Cost of software revenue consists primarily of media, manual, translation and distribution costs, and royalties to third-party software developers for technology embedded within our software. Because our development initiatives have resulted in insignificant time and costs incurred between technological feasibility and the point at which the software is ready for general release, we do not capitalize any of our internally-developed software.

Cost of Services Revenue. Cost of services revenue consists primarily of salary and other personnel-related costs incurred in connection with our provision of maintenance and professional services. Cost of services revenue also includes other allocated overhead expenses for our professional services and product support personnel, as well as travel-related expenses for our staff to perform work at a customer's site.

Operating Expenses

We classify our operating expenses as follows:

Sales and Marketing. Sales and marketing expenses primarily consist of the following:

- personnel and related costs for employees engaged in sales, corporate marketing, product marketing and product management, including salaries, commissions and other incentive compensation, including equity-based compensation, related employee benefit costs and allocated overhead expenses;

- travel related expenses to meet with existing and potential customers, and for other sales and marketing related purposes; and

- sales promotion expenses, public relations expenses and costs for marketing materials and other marketing events, including trade shows, industry conventions and advertising, and marketing development funds for our distribution partners.

We expense our sales commissions at the time of sale. We expect our sales and marketing expense to increase in the future as we increase the number of direct sales professionals and invest in marketing programs.

Research and Development. Research and development expenses primarily represent the expense of developing new software and modifying existing software. These expenses primarily consist of the following:

- personnel and related costs, including salaries, employee benefits, equity and other incentive compensation and allocated overhead expenses, for research and development personnel, including software engineers, software quality assurance engineers and systems engineers; and
- contract labor expense and consulting fees paid to independent consultants and others who provide software engineering services to us, as well as other expenses associated with the design and testing of our software.

To date, our research and development efforts have been primarily devoted to increases in features and functionality of our existing software. We expect research and development expense to increase in the future as we continue to develop new solutions for our customers. However, we expect research and development expense to increase as a percentage of revenue in 2008 as we continue to invest in the development of our products.

General and Administrative. General and administrative expenses represent the costs and expenses of managing and supporting our operations. General and administrative expenses consist primarily of the following:

- personnel and related costs including salaries, employee benefits, equity and other incentive compensation and allocated overhead expenses, for our executives, finance, human resources, corporate information technology systems, strategic business, corporate quality, corporate training and other administrative personnel;
- legal and accounting professional fees;
- recruiting and training costs;
- travel related expenses for executives and other administrative personnel; and
- computer maintenance and support for our internal information technology system.

General and administrative expenses have increased as we have incurred increased expenses related to being a publicly-traded company and have invested in an infrastructure to support our continued growth. However, we expect general and administrative expenses to decrease as a percentage of revenue for the foreseeable future, as we believe the rate at which our revenue will increase will exceed the rate at which we expect to incur these additional expenses.

Depreciation and Amortization. Depreciation and amortization expense consists of depreciation expense primarily for computer equipment we use for information services and in our development and test labs, and amortization of intangible assets acquired.

Legal Fees and Settlement Costs. In December 2005, we agreed to terms for settlement of a legal proceeding with a provider of information storage systems that involved claims regarding some of the intellectual property used in our software. Pursuant to a settlement agreement entered into in January 2006, we paid $3.8 million in January 2006, which represented our initial settlement payment in connection with the resolution of this matter, and we agreed to pay the other company an additional $0.5 million in each of January 2007, 2008, 2009 and 2010. Our obligation to make these future payments will be reduced on a dollar-for-dollar basis to the extent that we purchase or resell the other company's products. We have purchased computer equipment in the amount of $1.0 million through December 31, 2007. As a result, our future obligation has been reduced to $1.0 million as of December 31, 2007. Our obligation to make these payments is collateralized by a letter of credit from Silicon Valley Bank.

Results of Operations

The following table sets forth our sources of revenue, costs of revenue and other selected financial data for the specified periods and as a percentage of our total revenue for those periods.

	Year Ended December 31,		
	2007	2006	2005
		(In thousands)	
Revenue:			
Software licenses	$49,169	$38,418	$ 26,222
Maintenance and professional services	33,599	22,422	14,488
Total revenue	82,768	60,840	40,710
Cost of revenue:			
Software licenses	411	1,355	38
Maintenance and professional services	7,827	6,193	4,357
Total cost of revenue	8,238	7,548	4,395
Gross profit	74,530	53,292	36,315
Operating expenses:			
Sales and marketing	28,872	22,211	17,191
Research and development	11,896	10,679	9,748
General and administrative	14,863	11,824	6,730
Depreciation and amortization	2,346	1,613	805
Legal fees and settlement costs	—	—	5,671
Total operating expenses	57,977	46,327	40,145
Income (loss) from operations	16,553	6,965	(3,830)
Interest income	3,019	319	83
Interest expense	(49)	(91)	(36)
Foreign exchange (losses) gains	(234)	56	—
Income (loss) before income taxes	19,289	7,249	(3,783)
Income tax (benefit) expense	(789)	494	—
Net income (loss)	20,078	6,755	(3,783)
Accretion on redeemable shares:			
Series B	—	(4,477)	(5,310)
Series C	—	(19)	(22)
Dividends on Series B	—	(2,140)	(2,035)
Dividends on Series C	—	(690)	(651)
Net income (loss) attributable to common stockholders	$20,078	$ (571)	$(11,801)

	Year Ended December 31,		
	2007	2006	2005
Revenue:			
Software licenses	59%	63%	64%
Maintenance and professional services	41%	37%	36%
Total revenue	100%	100%	100%
Cost of revenue:			
Software licenses	—	2%	—
Maintenance and professional services	10%	10%	11%
Total cost of revenue	10%	12%	11%
Gross profit	90%	88%	89%
Operating expenses:			
Sales and marketing	35%	37%	42%
Research and development	14%	18%	24%
General and administrative	18%	19%	17%
Depreciation and amortization	3%	3%	2%
Legal fees and settlement costs	—	—	14%
Total operating expenses	70%	77%	99%
Income (loss) from operations	20%	11%	(9)%
Interest income	3%	—	—
Interest expense	—	—	—
Foreign exchange (losses) gains	—	—	—
Income (loss) before income taxes	23%	11%	(9)%
Income tax (benefit) expense	(1)%	1%	—
Net income (loss)	24%	10%	(9)%
Accretion on redeemable shares:			
Series B	—	(7)%	(13)%
Series C	—	—	—
Dividends on Series B	—	(3)%	(5)%
Dividends on Series C	—	(1)%	(2)%
Net income (loss) attributable to common stockholders	24%	(1)%	(29)%

2007 Compared to 2006

Revenue

We derive our revenue from sales of our products and support and services. Revenue increased 36% to $82.8 million in 2007 from $60.8 million in 2006. Revenue in 2007 includes revenue from Double-Take EMEA for the entire year whereas 2006 only includes revenue from Double-Take EMEA from the acquisition date of May 23, 2006 through December 31, 2006. There was no revenue included in 2007 related to our acquisition of Double-Take Canada.

Software License Revenue. Software revenue increased $10.8 million, or 28%, from $38.4 million in 2006 to $49.2 million in 2007. The increase in software revenue was primarily due to increased volume of $5.2 million attributable to increased volume resulting from broader demand for, and acceptance of, our software, $1.0 million from new products available during 2007 and $4.6 million from sales through Double-Take EMEA as a result of an entire year of sales being included in 2007 because Double-Take EMEA was acquired on May 23, 2006.

Maintenance and Professional Services Revenue. Maintenance and professional services revenue increased $11.2 million, or 50%, from $22.4 million in 2006 to $33.6 million in 2007. Maintenance and professional services revenue represented 41% of our total revenue in 2007 and 37% of our total revenue in 2006. Maintenance revenue increased $9.7 million, or 51%, from $19.2 million in 2006 to $28.9 million in 2007. The increase in maintenance revenue was attributable to higher sales to our expanding base of customers, continued maintenance revenue from our existing customers, as well as maintenance revenue of $5.4 million generated by an entire year of revenue from Double-Take EMEA, which was acquired on May 23, 2006. Professional services revenue increased $1.3 million, or 39%, from $3.3 million in 2006 to $4.7 million in 2007. The increase in professional services revenue was due to more professional service deliveries due to an increase in professional services personnel as well as $0.7 million of revenue generated by Double-Take EMEA as a result of an entire year of sales being included in 2007 because Double-Take EMEA was acquired on May 23, 2006.

Cost of Revenue and Gross Profit

Total cost of revenue increased $0.7 million, or 9%, from $7.5 million in 2006 to $8.2 million in 2007. Total cost of revenue represented 10% of our total revenue in 2007 and 12% of our total revenue in 2006.

Cost of software revenue decreased $1.0 million, or 70%, from $1.4 million in 2006 to $0.4 million in 2007. The decrease was due to cost of software for Double-Take EMEA sales in the period from May 24, 2006 through December 31, 2006 relating to the inventory of Double-Take products on hand at May 23, 2006 of $1.4 million. This inventory was substantially sold during 2006 resulting in no similar costs in 2007. The $0.4 million of expense in 2007 was royalties paid to third parties related to software we began to include in our product in 2007. Cost of software revenue was nominal as a percent of total revenue in 2007 and 2% of total revenue in 2006.

Cost of services revenue increased $1.6 million, or 26%, from $6.2 million in 2006 to $7.8 million in 2007. The increase was the result of higher employee compensation of $0.8 million due to an increase in the number of our maintenance and professional services personnel and $0.8 million of costs of maintenance and professional services personnel of Double-Take EMEA which was acquired on May 23, 2006. Cost of services revenue represented 23% of our services revenue in 2007 and 28% of our services revenue in 2006.

Gross profit increased $21.2 million, or 40%, from $53.3 million in 2006 to $74.5 million in 2007. Gross margin increased from 88% in 2006 to 90% in 2007. This increase is primarily related to the increased maintenance revenue in 2007 from Double-Take EMEA and the expanding customer base. Additionally, cost of software revenue decreased in 2007 as a result of the use of Double-Take EMEA's inventory during 2006. These increases to gross profit are all partially offset by increased personnel costs in maintenance and professional services.

Operating Expenses

Sales and Marketing. Sales and marketing expenses increased $6.7 million, or 30%, from $22.2 million in 2006 to $28.9 million in 2007. The increase was due to an increase of compensation and commission expense of $2.1 million resulting from increased sales and headcount, an increase of $1.0 million in marketing and advertising related to creating Double-Take brand awareness, an increase of $0.2 of travel expense and an increase of $3.3 million of costs of sales and marketing efforts through Double-Take EMEA which was acquired on May 23, 2006.

Research and Development. Research and development expenses increased $1.2 million, or 11%, from $10.7 million in 2006 to $11.9 million in 2007. The increase resulted primarily from higher compensation expense of $0.7 million due to an increase in personnel and $0.4 million from outsourced development projects.

General and Administrative. General and administrative expenses increased $3.0 million, or 26%, from $11.8 million in 2006 to $14.9 million in 2007. The increase in 2007 was primarily related to $0.3 million of compensation expense related to increased headcount, an increase of $2.5 million related to legal, accounting, insurance and consulting fees as a result of being a public company, $1.3 million attributable to expensing of stock options because of the adoption of SFAS 123R in January 2006, and $1.5 million of costs from Double-Take EMEA which was acquired on May 23, 2006. Additionally, in 2006, there was a settlement with the former COO for $1.2 million recorded as a reduction to general and administrative expense. There was no similar reduction to expense in 2007. These increases are partially offset by a decrease in compensation expense in 2007 of $3.2 million due to the issuance of stock to our CEO in 2006 and $1.2 million as a result of the vesting of stock options to our former CEO in 2006.

Depreciation and Amortization. Depreciation and amortization expense increased $0.7 million, or 45%, from $1.6 million in 2006 to $2.3 million in 2007. The increase was attributable to increased depreciation expense of $0.4 million associated with increased capital expenditures, which were primarily for product development and other computer-related equipment, as well as increased amortization expense of $0.3 million related to the intangible assets acquired in the Double-Take EMEA acquisition and minimal amortization of the intangibles acquired as part of the Double-Take Canada acquisition.

Interest Income

Interest income increased $2.7 million from $0.3 million in 2006 to $3.0 million in 2007. The increase is attributable to higher balances in our cash and short term investment accounts, mainly as a result of our initial public offering in December 2006 and our positive cash flow from operations.

Foreign Exchange gains (losses)

Foreign currency losses totaled $0.2 million due to foreign currency fluctuations related to Double-Take EMEA during 2007.

Income Tax Expense (benefit)

Income tax expense was $0.5 million in 2006 and was a benefit of $0.8 million in 2007. During 2007, we recorded a current tax expense of $8.2 million related to income generated during the period using an effective tax rate for the full year. Because we have delivered consistent profitability over the past two years, we concluded that it was more likely than not that we would generate sufficient taxable income to utilize the benefit from our net operating loss carryforwards eligible to be used in 2007, 2008 and 2009. As a result, the Company reversed the valuation allowance on $9.0 million of deferred tax assets resulting in a net benefit of $0.8 million in 2007.

In determining future taxable income, assumptions are made to forecast federal, state and international operating income, the reversal of temporary timing differences, and the implementation of any feasible and prudent tax planning strategies. The assumptions require significant judgment regarding the forecasts of future taxable income, and are consistent with forecasts used to manage the business. As of December 31, 2007, the valuation allowance against net deferred tax assets, which are primarily comprised of net operating loss carryforwards as a result of operating losses incurred since inception, and our acquisition of Double-Take Canada is approximately $26.0 million. Realization of deferred tax assets is dependent upon future earnings, if any, the timing of which is uncertain. Accordingly, the net deferred tax assets were offset by the valuation allowance. If not utilized, the federal and state net operating loss and tax credit carryforwards will expire between 2011 and 2026. Utilization of these net operating losses and credit carryforwards are subject to annual limitations due to provisions of the Internal Revenue Code of 1986, as amended, that are applicable due to "ownership changes" that have occurred. The valuation allowance as of December 31, 2007 will be maintained until sufficient further positive evidence exists to support a reversal of, or decrease in, the valuation.

Net Income

Net income increased $13.3 million from a net income of $6.8 million in 2006 to net income of $20.1 million in 2007. This increase is primarily related to our revenue growth of $21.9 million in 2007 while operating expenses have increased by only $11.7 million in the same period. This increase was the result of our continued focus on expense control and continuing to leverage our existing sales force and partners to generate incremental revenue, as well as our acquisition of Double-Take EMEA, which occurred on May 23, 2006. The other contributing factors are the reversal of the valuation allowance on our deferred tax assets as well as increased interest income during 2007.

Preferred Stock

Accretion on our Series B and Series C Preferred stock decreased from $4.5 million in 2006 to $0.0 million in 2007. The accretion increased the carrying value of the preferred shares from their carrying value to their redemption value on a straight-line basis over the period from the investment date to the mandatory redemption date. Accretion ceased as of November 12, 2006, the redemption date for both issuances.

Dividends on our Series B and Series C Preferred stock decreased from $2.8 million in 2006 to $0.0 million in 2007. In connection with our initial public offering in December 2006, our Series B and Series C Preferred stock converted into an aggregate of 11,553,130 shares of common stock. Thus, there are no dividends in 2007.

2006 Compared to 2005

Revenue

Total revenue increased $20.1 million, or 49%, from $40.7 million in 2005 to $60.8 million in 2006. Revenue for 2006 includes revenue from Double-Take EMEA from its date of acquisition on May 24, 2006. Of our total revenue in 2006, 94% was attributable to sales to or through our distribution partners, which was an increase from 93% of our total revenue attributable to sales to or through our distribution partners in 2005. Of our total revenue in the 2006, 6% was attributable to direct sales to end users, a decrease from 7% of our total revenue attributable to end users in 2005.

Software License Revenue. Software revenue increased $12.2 million, or 47%, from $26.2 million in 2005 to $38.4 million in 2006. The increase in software revenue was due to increased volume of $3.4 million resulting from broader demand for, and acceptance of, our software, $1.9 million due to the release of our new product Double-Take for Virtual Systems, $1.9 million due to a price increase that was effective on August 1, 2005 and $5.0 million from Double-Take EMEA sales from May 24 through December 31, 2006.

Maintenance and Professional Services Revenue. Maintenance and professional services revenue increased $7.9 million, or 55%, from $14.5 million in 2005 to $22.4 million in 2006. Maintenance and professional services revenue represented 36% of our total revenue in 2005 and 37% of our total revenue in 2006. Maintenance revenue increased $7.1 million, or 59%, from $12.1 million in 2005 to $19.2 million in 2006. The increase in maintenance revenue was attributable to higher sales to our expanding base of customers, as well as maintenance revenue of $5.2 million generated by Double-Take EMEA. Professional services revenue increased $0.9 million, or 38%, from $2.4 million in 2005 to $3.3 million in 2006. The increase in professional services revenue was due to more professional service deliveries due to an increase in professional services personnel as well as $0.5 million of revenue generated by Double-Take EMEA.

Cost of Revenue and Gross Profit

Total cost of revenue increased $3.1 million, or 72%, from $4.4 million in 2005 to $7.5 million in 2006. Total cost of revenue represented 11% of our total revenue in 2005 and 12% of our total revenue in 2006.

Cost of software revenue increased $1.3 million, or 3,466%, from a nominal amount in 2005 to $1.4 million in 2006. The increase was due to cost of inventory related to Double-Take EMEA sales in 2006. We expect this amount to decrease because Double-Take EMEA sold through their remaining inventory on hand at the time of the acquisition during 2006. Cost of software revenue represented 0% of our software revenue in 2005 and 2% of our software revenue in 2006.

Cost of services revenue increased $1.8 million, or 42%, from $4.4 million in 2005 to $6.2 million in 2006. The increase was the result of higher employee compensation of $0.7 million due to an increase in the number of our maintenance and professional services personnel, higher facility costs associated with the increase of personnel of $0.2 million and $0.8 million of costs of Double-Take EMEA maintenance and professional services personnel. Cost of services revenue represented 30% of our services revenue in 2005 and 28% of our services revenue in 2006.

Gross profit increased $17.0 million, or 47%, from $36.3 million in 2005 to $53.3 million in 2006. Gross profit decreased from 89% in 2005 to 88% in 2006. This decrease is related to the cost of software increase related to Double-Take EMEA.

Operating Expenses

Sales and Marketing. Sales and marketing expenses increased $5.0 million, or 29%, from $17.2 million in 2005 to $22.2 million in 2006. The increase was due to an increase of compensation and commission expense of $1.2 million resulting from increased sales, an increase of $0.3 million in marketing and advertising related to our Double-Take brand re-launch and $3.5 million of costs of Double-Take EMEA sales and marketing efforts.

Research and Development. Research and development expenses increased by $1.0 million, or 10%, from $9.7 million in 2005 to $10.7 million in 2006. The increase resulted from higher compensation expense of $0.4 million due to the implementation of a company wide incentive plan in the second half of 2005, and $0.5 million from outsourced development projects.

General and Administrative. General and administrative expenses increased $5.1 million, or 76%, from $6.7 million in 2005 to $11.8 million in 2006. The increase was related to $1.6 million in compensation expense in 2006 attributable to expensing of stock options because of the adoption of SFAS 123R in January 2006, an increase in compensation expense of $3.7 million due to the issuance of stock to our CEO of $3.2 million and the implementation of a company wide incentive plan in the second half of 2005 and $1.4 million of costs from Double-Take EMEA. These increases were offset by a decrease in legal fees of $0.6 million incurred in 2005 related to an investigation of expenses attributable to former employees as well as a reduction in expenses in 2006 arising from the settlement with the former COO for $1.2 million.

Depreciation and Amortization. Depreciation and amortization expense increased $0.8 million, or 100%, from $0.8 million in 2005 to $1.6 million in 2006. The increase was attributable to increased depreciation expense associated with increased capital expenditures, which were applied primarily for product development and other computer-related equipment, as well as amortization related to the intangible assets acquired in the Double-Take EMEA acquisition.

Legal Fees and Settlement Costs. Legal fees and settlement costs decreased $5.7 million, or 100%, from $5.7 million in 2005 to $0.0 million in 2006. This decrease is attributable to the settlement in December 2005 of the legal proceeding between us and a provider of information storage systems regarding certain intellectual property rights.

Interest Income

Interest income increased $0.2 million from $0.1 million in 2005 to $0.3 million in 2006. The increase is attributable to higher cash balances in our deposit accounts and an increase in related interest rates.

Foreign Exchange gains (losses)

Foreign currency gains totaled $0.1 million due to foreign currency fluctuations related to Double-Take EMEA from May 24 to December 31, 2006.

Income Tax Expense

Income tax expense increased from $0.0 million in 2005 to $0.5 million in 2006. The increase is related to income tax expense incurred by Double-Take EMEA as well as a nominal amount related to our domestic operations. We expect that our income tax expense will continue to increase in future periods related to Double-Take EMEA's operations. This increase will be partially offset by our domestic operating loss carryforwards available as well as associated foreign tax credits related to Double-Take EMEA tax payments. As of December 31, 2006, we have approximately $60.0 million in net operating loss carryforwards, a portion of which is subject to usage limitations due to ownership changes.

Net Income (Loss)

Net income increased from a loss of $3.8 million in 2005 to income of $6.8 million in 2006. This increase is related to our revenue growth of 49% from 2005 while operating expenses have increased by only 15% in the same period. This increase was the result of our continued focus on expense control and continuing to leverage our existing sales force and partners to generate incremental revenue, as well as our acquisition of Double-Take EMEA.

Preferred Stock

Accretion on our Series B and Series C Preferred stock decreased from $5.3 million in 2005 to $4.5 million in 2006. The accretion increases the carrying value of the preferred shares from their carrying value to their redemption value on a straight-line basis over the period from the investment date to the mandatory redemption date. The decrease is a result of accretion ceasing as of November 12, 2006, the redemption date for both issuances.

Dividends on our Series B and Series C Preferred stock increased from $2.7 million in 2005 to $2.8 million in 2006. The increase is a result of to the monthly compounding of the dividends pursuant to the terms of each issuance.

Upon completion of the offering in December 2006, all shares of our Series B and Series C Preferred stock converted into 11,553,130 shares of common stock. A mandatory payment to the Series B holders of approximately $10.2 million was also made upon completion of the offering.

Critical Accounting Policies

In presenting our financial statements in conformity with accounting principles generally accepted in the United States, we are required to make estimates and judgments that affect the amounts reported in our financial statements. Some of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. We formulate these estimates and assumptions based on historical experience and on various other matters that we believe to be reasonable and appropriate. Actual results may differ significantly from these estimates. Of our significant accounting policies described in Note A to the historical financial statements included elsewhere in this annual report, we believe that the following policies may involve a higher degree of judgment and complexity.

Revenue Recognition

In accordance with EITF 01-9, our revenue is reported net of rebates and discounts because we do not receive an identifiable benefit in exchange for the rebate or discount. We derive revenues from two primary sources or elements: software licenses and services. Services include customer support, consulting, installation services and training. A typical sales arrangement includes both of these elements. We apply the provisions of Statement of Position ("SOP") 97-2, *Software Revenue Recognition*, as amended by SOP 98-4 and SOP 98-9, and related interpretations to all transactions to determine the recognition of revenue.

For software arrangements involving multiple elements, we recognize revenue using the residual method as described in SOP 98-9. Under the residual method, we allocate and defer revenue for the undelivered elements based on relative fair value and recognize the difference between the total arrangement fee and the amount deferred for the undelivered elements as revenue. The determination of fair value of the undelivered elements in multiple element arrangements is based on the price charged when such elements are sold separately, which is commonly referred to as vendor-specific objective-evidence ("VSOE").

Our software licenses typically provide for a perpetual right to use our software and are sold on a per-copy basis. We recognize software revenue through direct sales channels and resellers upon receipt of a purchase order or other persuasive evidence and when all other basic revenue recognition criteria are met as described below. Revenue from software licenses sold through an OEM partner is recognized upon the receipt of a royalty report evidencing sales.

Services revenue includes revenue from customer support and other professional services. Customer support includes software updates (including unspecified product upgrades and enhancements) on a when-and-if-available basis, telephone support and bug fixes or patches. Customer support revenue is recognized ratably over the term of the customer support agreement, which is typically one year. To determine the price for the customer support element when sold separately, we use actual rates at which we have previously sold support as established VSOE.

Other professional services such as consulting and installation services provided by us are not essential to the functionality of the software and can also be performed by the customer or a third party. Revenues from consulting and installation services are recognized when the services are completed. Training fees are recognized after the training course has been provided. Any paid professional services, including training, that have not been performed within three years of the original invoice date will be recognized as revenue in the quarter the age of the unperformed services become three years old. Based on our analysis of such other professional services transactions sold on a stand-alone basis, we have concluded we have established VSOE for such other professional services when sold in connection with a multiple-element software arrangement. The price for other professional services has not materially changed for the periods presented.

We have analyzed all of the undelivered elements included in our multiple-element arrangements and determined that VSOE of fair value exists to allocate revenues to services. Accordingly, assuming all basic revenue recognition criteria are met, software revenue is recognized upon delivery of the software license using the residual method in accordance with SOP 98-9.

We consider the four basic revenue recognition criteria for each of the elements as follows:

Persuasive evidence of an arrangement with the customer exists. Our customary practice is to require a purchase order and, in some cases, a written contract signed by both the customer and us prior to recognizing revenue on an arrangement.

Delivery or performance has occurred. Our software applications are usually physically delivered to customers with standard transfer terms such as FOB shipping point. Software and/or software license keys for add-on orders or software updates are typically delivered via email. We recognize software revenue upon shipment to resellers and distributors because there is no right of return or refund and no price protection agreements. In situations where multiple copies of licenses are purchased, all copies are delivered to the customer in one shipment and revenue is recognized upon shipment. Occasionally, we enter into a site license with a customer that allows the customer to use a specified number of licenses within the organization. When a site license is sold, we deliver a master disk to the customer that allows the product to be installed on multiple servers. We have no further obligation to provide additional copies of the software or user manuals. Revenue on site licenses is recognized upon shipment of the master disk to the customer. Sales made by our OEM partners are recognized as revenue in the month the product is shipped. We estimate the revenue from a preliminary report received from the OEM shortly after the end of the month. Once the final report is received, the revenue is adjusted to that based on the final report, usually in the following month. Services revenue is recognized when the services are completed, except for customer support, which is recognized ratably over the term of the customer support agreement, which is typically one year.

Fee is fixed or determinable. The fee customers pay for software applications, customer support and other professional services is negotiated at the outset of an arrangement. The fees are therefore considered to be fixed or determinable at the inception of the arrangement.

Collection is probable. Probability of collection is assessed on a customer-by-customer basis. Each new customer undergoes a credit review process to evaluate its financial position and ability to pay. If we determine from the outset of an arrangement that collection is not probable based upon the review process, revenue is recognized on a cash-collected basis.

Our arrangements do not generally include acceptance clauses. However, if an arrangement does include an acceptance clause, revenue for such an arrangement is deferred and recognized upon acceptance. Acceptance occurs upon the earliest of receipt of a written customer acceptance, waiver of customer acceptance or expiration of the acceptance period.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for stock-based compensation using the intrinsic value method prescribed in *Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations. Accordingly, compensation cost for stock options generally was measured as the excess, if any, of the estimated fair market value of our common stock over the amount an employee must pay to acquire the common stock on the date that both the exercise price and the number of shares to be acquired pursuant to the option are fixed. We had adopted the disclosure-only provisions of *Statement of Accounting Standards No. 123, "Accounting for Stock-Based Compensation* ("FAS 123"), and Statement of *Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure* ("FAS 148"), which was released in December 2002 as an amendment to FAS 123 and used the minimum value method of valuing stock options as allowed for non-public companies.

In December 2004, the Financial Accounting Standards Board issued *Statement of Financial Accounting Standards No. 123(R), Share-Based Payment* ("FAS 123(R)"). FAS 123(R) is a revision of FAS 123 and supersedes APB 25, and its related implementation guide. FAS 123(R) requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the measurement date of grant. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. We adopted FAS 123(R) on January 1, 2006, which requires compensation cost to be recognized as expense in 2006 and future periods for the portion of outstanding awards that were unvested at that date and awards that are subsequently granted, based on the fair value of those awards on the measurement date, calculated using an option pricing model. For more information regarding our accounting for stock option grants, see Note 15 to our financial statements, "Stock-Based Compensation."

Prior to December 31, 2005, we granted our employees options to purchase our common stock at exercise prices equal to the fair market value of the underlying common stock at the date of each grant, as determined by our board of directors at the time. Our board of directors determined these values primarily based upon internal valuation estimates as well as arm's-length transactions involving our preferred stock. Determining the fair market value of our common stock requires making complex and subjective judgments since there is no public trading market for our common stock. We did not obtain contemporaneous valuations by an unrelated valuation specialist in connection with these option grants because our board of directors, which includes representatives of the investors in our preferred stock financings, determined that it had the relevant expertise to reasonably estimate the fair market value of our common stock. These estimates were based on several factors, including the fair market value of preferred stock we issued from time to time with superior rights and preferences to our common stock, current market conditions and our financial and operating performance.

Based on this analysis, our board of directors estimated that the per share fair market value of the common stock underlying stock options granted in 2005 was $1.52 per share. In 2005, our board of directors considered numerous objective and subjective factors to determine the fair market value at each option grant date during this period, including the following:

- the sale of our Series C preferred stock at $0.98 per share in a private placement in 2004 to venture capital investors, which, taking into account the effect on the conversion rate of the Series C preferred stock of the reverse stock split of our common stock on November 3, 2006, is equivalent to $4.80 per share, including the superior rights and preferences of the Series C preferred stock to our common stock;

- the superior rights and preferences of all classes of our preferred stock to our common stock, including the aggregate liquidation preference, accrued and unpaid dividends, conversion provisions and superior voting rights;

- our financial and operating performance in 2005;

- our stage of development and business strategy in 2005; and

- the likelihood of achieving a liquidity event for the shares of common stock underlying the stock options granted in 2005.

In particular, during 2005, we experienced significant changes in our senior management team and experienced delays in rolling out our products and services and uncertainties surrounding new development projects, all of which resulted in a high degree of uncertainty as to whether we could achieve our business goals. In addition, we were also involved in patent litigation, the outcome of which was uncertain but which if determined adversely would have had a material adverse effect on our business and future prospects. The pendency of this litigation effectively made a liquidity event with a third party, or an initial public offering, remote, and so long as the litigation remained pending our board of directors did not believe any revision in the fair market value of the common stock was appropriate. While mediation efforts surrounding this litigation failed in May 2005, our new senior management was able to settle this matter in December 2005. We did not grant any options in November or December 2005. As a result of these uncertainties and the timing of our option grants in 2005 and other factors described above, we have subsequently determined that no reassessment of this estimate is appropriate.

In January 2006, we determined that because of the settlement of the patent litigation in December 2005 and the achievement of several important business milestones in late 2005 and January 2006, such as a new product launch and two consecutive quarters of profitable operating results, the valuation of our common stock was more complex and required the assistance of an independent valuation specialist. As a result, we engaged a valuation specialist, in February 2006 to prepare a valuation of our common stock as of December 31, 2005. The valuation specialist considered several methodologies in its analysis, including an analysis of guideline public companies, an analysis of comparable company transactions, and a discounted cash flow analysis. The results of the public company and comparable company transaction components of the analysis vary not only with factors such as our revenue, EBITDA, and income levels, but also with the performance of the public market valuation of the companies at the time and the selected transactions used in the analysis. Although the market-based analyses did not include companies directly comparable to us, the analysis provided useful benchmarks. The final valuation conclusion was based on the discounted cash flow analysis in light of the results of the market-based analysis. The discounted cash flow analysis, an income-based approach, involves applying appropriate discount rates to estimated future free cash flows, which were based on management's forecasts of revenue and costs at the time. As with any valuation based on the discounted cash flow method, the underlying assumptions involve a significant degree of complexity and judgment. Once the enterprise value of the Company was determined, the result was reconciled to equity value after the consideration of any interest-bearing debt and excess working capital. The equity value was allocated between preferred and common classes of stock in accordance with the current value method. In determining the per share value of the common shares, management, without taking into account discounts for lack of marketability or lack of control, divided the equity value by the number of common stock equivalents. The discounted cash flow method resulted in an estimated fair market value of our common stock as of December 31, 2005 of $1.96 per share. We believe that this valuation also supports our determination for 2005. The valuation report was used as an aid to the board of directors in determining the fair market value of the common stock underlying the options granted with accounting measurement dates in April through May 2006. Based on the results of this valuation, which was completed in April 2006, the board of directors determined at that time that the fair market value per share of our common stock was $1.96 per share during this period. All stock options granted during this period have an exercise price equal to that fair market value determination of $1.96 per share. As described below, this determination was subsequently reassessed.

In August 2006, the same independent valuation specialist was engaged to perform a valuation of our common stock as of June 30, 2006. The valuation report was used as an aid by our board of directors in determining the fair market value of the common stock underlying the stock options granted through September 2006. The valuation specialist used substantially the same analysis and methodologies as it did for the previous valuation, except that the valuation specialist also took into account the prospect of the public offering and considered some of the assumptions from the preliminary valuation methodologies contemplated by the underwriters. The valuation specialist determined that the fair market value of our common stock was $7.06 per share as of June 30, 2006.

As a result of reviews of our stock option grants, we determined that reassessments of the fair market value estimate for grants made during 2006 were appropriate.

As an initial matter, we concluded that because our business had demonstrated continued growth and improvement during the six months ended June 30, 2006 and the fair market value of our common stock was in a period of sequential increases, a valuation report that estimated the fair market value of our common stock nearest to the end of the period, rather than the beginning of the period, would provide a more reliable and conservative estimate of the fair market value of our common stock underlying stock option grants whose measurement dates for accounting purposes occurred in the second quarter of 2006, which includes all options granted from April 1 through June 30, 2006. As a result of this reassessment, we have retrospectively estimated that the fair market value of our common stock for purposes of determining the appropriate compensation expense for our options granted with an accounting measurement date in the second quarter of 2006 was $7.06 per share. We did not grant any options having an accounting measurement date in the first quarter of 2006 so no reassessment of that period was necessary.

During the third quarter of 2006 and through the fourth quarter of 2006, our business continued to demonstrate growth and improvement and we progressed toward our initial public offering. To reflect this progress and to achieve consistency with the valuation methodologies used by the underwriters of our initial public offering to establish the price range for the offering, we refined some of the assumptions relied upon in the valuation report to closer align the fair market value with the midpoint of the price range listed on the cover page to the prospectus related to our initial public offering. As a result of these adjustments, we estimated that the fair market value of our common stock for purposes of determining the appropriate compensation expense for our options granted in the third quarter of 2006 and through the date of the initial public offering was $9.02 per share.

As a result of the reassessment of the fair market value of our common stock underlying stock option grants to employees, we have recorded additional stock-based compensation for each stock option granted during 2006 based upon the difference between the retrospectively determined fair market value of our common stock at the relevant measurement date of the stock option grant and the exercise price of the stock option. We amortize the unearned stock-based compensation and record stock-based compensation expense ratably over the vesting periods of these stock options. We recorded $1.0 million of stock-based compensation expense in 2006 and $2.6 million in 2007.

The intrinsic value of our outstanding options at December 31, 2007 was $35.4 million with $27.2 million attributable to vested options and $8.2 million attributable to unvested options. The intrinsic value of our outstanding options at December 31, 2006 was $29.8 million with $21.4 million attributable to vested options and $8.4 million attributable to unvested options.

We account for stock options grants to non-employees in accordance with FAS No. 123(R) and *EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*, which require that the fair value of these instruments be recognized as an expense over the period in which the related services are rendered.

Income Taxes

In 2007, we recorded a current tax expense of $8.2 million related to income generated during the periods using an effective tax rate for the full year.

As of December 31, 2006, we recorded a full valuation allowance against net deferred tax assets, which are primarily comprised of net operating loss carryforwards as a result of operating losses incurred since inception. Realization of deferred tax assets is dependent upon future earnings, if any, the timing of which is uncertain. Accordingly, the net deferred tax assets were fully offset by a valuation allowance. If not utilized, the federal and state net operating loss and tax credit carryforwards will expire between 2011 and 2026. Utilization of these net operating losses and credit carryforwards are subject to annual limitations due to provisions of the Internal Revenue Code of 1986, as amended, that are applicable due to "ownership changes" that have occurred.

We analyze the carrying value of our deferred tax assets on a regular basis. Because we have delivered consistent profitability over the past two years, we concluded that it was more likely than not that we would generate sufficient taxable income to utilize the benefit from our net operating loss carryforwards eligible to be used in 2007, 2008, and 2009. In 2007, we reversed the valuation allowance on $9.0 million of deferred tax assets. In determining future taxable income, assumptions are made to forecast federal, state and international operating income, the reversal of temporary timing differences, and the implementation of any feasible and prudent tax planning strategies. The assumptions require significant judgment regarding the forecasts of future taxable income, and are consistent with forecasts used to manage the business. As of December 31, 2007, the remaining valuation allowance is approximately $26.0 million. This valuation allowance will be maintained until sufficient further positive evidence exists to support a reversal of, or decrease in, the valuation allowance.

We adopted the provisions of FIN 48 on January 1, 2007. The application of this Interpretation requires a two-step process that separates recognition from measurement. Upon implementing FIN 48 and performing the analysis we did not recognize any uncertain tax positions and during 2007, we did not recognize any increase or decrease to reserves for uncertain tax positions.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax assessments by tax authorities for the years before 2002.

We have elected to record interest and penalties recognized in accordance with FIN 48 in the financial statements as income taxes. Any subsequent change in classification of FIN 48 interest and penalties will be treated as a change in accounting principle subject to the requirements of *Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections.*

Software Development Costs

Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed* ("FAS 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Our current process for developing software is essentially completed concurrently with the establishment of technological feasibility and therefore no software development costs have been capitalized for the years ended December 31, 2007, 2006 and 2005. Costs incurred to develop software programs prior to the achievement of technological feasibility are expensed as incurred.

Liquidity and Capital Resources

Overview

During the development stages of our business, we incurred significant losses from operating activities. Since the three months ended June 30, 2005, however, our operations have generated sufficient cash flow to meet substantially all of the cash requirements of our business, including our operating, capital and other cash requirements. Our ability to sustain a level of positive cash flow from operations that is sufficient to continue to meet all of our future operating, capital and other cash requirements is subject to the risks associated with our business, including those described under "Risk Factors" in this annual report, and to changes in our business plan, capital structure and other events.

From the start of our operations in 1991 until the three months ended June 30, 2005, we financed our operations primarily through the issuance of preferred stock and common stock. Since the three months ended June 30, 2005, we have primarily financed our operations through internally generated cash flows. In December 2006, we received $47.5 million in net proceeds from our initial public offering and $1.0 million in net proceeds from our secondary offering in August 2007. As of December 31, 2007, we had cash and cash equivalents and short term investments of $64.7 million and accounts receivable of $18.2 million.

In January 2006, in connection with the settlement of an intellectual property dispute reached in December 2005, we paid $3.8 million to another company. We also agreed to make future payments of $0.5 million in each of January 2007, 2008, 2009 and 2010, which we collateralized by a $2.0 million letter of credit to that company. The letter of credit will be drawn down automatically in increments of $0.5 million at the time of each payment requirement. Our future obligations under the settlement will be reduced on a dollar-for-dollar basis to the extent that we purchase or resell the other company's products. As of December 31, 2007, we have purchased $1.0 million of computer equipment that has reduced this obligation.

In May 2006, we paid $1.1 million to the former stockholders of Double-Take EMEA, which was our primary distributor in Europe, the Middle East and Africa as the initial payment for the acquisition of that company. Subsequent payments totaling $8.7 million have been made through December 31, 2007. The remaining portion of the purchase price, which we estimate to be $0.3 million, will be paid in 2008. A portion of our earn-out payments were held in escrow as of December 31, 2007, to satisfy claims against the selling shareholders that we may have from time to time as a result of breaches of representations, warranties or covenants.

In May 2007, we entered into another amendment to the credit facility with Silicon Valley Bank that extended the term of the facility to April 29, 2008. Under the terms of the facility, our maximum borrowings are $2 million less the aggregate amounts of all outstanding letters of credit, foreign exchange contracts, or any other accommodations issued or incurred, or caused to be issued or incurred by the bank. Up to $0.5 million of the facility is available for foreign exchange contracts. The rate of interest for this amendment is 0.75% above the prime rate. This facility is collateralized by all of our assets, excluding intellectual property. As of December 31, 2007 there was a letter of credit relating to our settled legal proceeding (noted above) outstanding for $1.5 million.

In December 2007 the Double-Take Software, Inc. and Double-Take Canada, a Canadian corporation and wholly-owned subsidiary of Double-Take Software, Inc., entered into a share purchase agreement with TimeSpring Software Corporation, a Canadian corporation, and the shareholders of TimeSpring for the acquisition of TimeSpring. Pursuant to the terms of the Purchase Agreement, Double-Take Canada acquired all of the issued and outstanding shares of TimeSpring for a cash purchase price of approximately $8.3 million plus transaction costs and subject to certain customary post-closing working capital adjustments. Approximately $1.4 million of the purchase price was placed into escrow to secure certain indemnification obligations of the Sellers.

During 2007, both the earn out payments to the former stockholders of Double-Take EMA of approximately $6.3 million and the cash expenditure of approximately $9.8 million for TimeSpring were funded from cash generated from operations.

Sources and Uses of Cash

For 2007, cash generated from operating activities was $20.5 million. We used cash in investing activities in the amount of $57.3 million. We generated cash from financing activities in the amount of $7.6 million. Our net decrease in cash and cash equivalents from December 31, 2006 to December 31, 2007 was $29.4 million. The decrease in cash and cash equivalents during 2007 is substantially due to our investment in short term securities during 2007. As of December 31, 2007 we had $39.0 million of short term securities. We currently expect to experience positive cash flow from operations in future periods.

The following table sets forth cash flow data for the periods indicated:

	Year Ended December 31,		
	2007	2006	2005
	(In thousands)		
Cash flow data:			
Net cash provided by operating activities	$ 20,513	$13,651	$ 3,605
Cash used by investing activities	(57,306)	(4,123)	(1,096)
Net cash provided by financing activities	7,593	37,193	1
Effect of exchange rate changes on cash and cash equivalents	(222)	108	—
Net increase (decrease) in cash and equivalents	(29,422)	46,829	2,510
Cash and cash equivalents, beginning of period	55,170	8,341	5,831
Cash and equivalents, end of period	$ 25,748	$55,170	$ 8,341

Cash Flows from Operating Activities

Cash provided by operating activities increased in 2007 compared to 2006 primarily due to having $20.1 million of net income in 2007 compared to net income of $6.8 million in 2006 and our continued growth of deferred revenue of $7.1 million, which was a result of our increase in software license sales and maintenance renewals. Compensation expense of $2.6 million related to SFAS 123(R), and $2.3 million related to depreciation and amortization are additional increase to cash flow from operations. These increases in cash flows from operations have been partially offset by the change in accounts receivable, prepaid expenses and other assets, and deferred tax assets. The deferred tax asset increased by $5.9 million as a result of the reduction of the deferred tax asset valuation allowance and the increase in accounts receivable of $4.8 is a result of increased sales. We anticipate the growth in deferred revenue in the near term will be offset by growth in accounts receivable balances due to the growth in sales and historically slower collections from customers experienced by Double-Take EMEA. Additionally, as the deferred tax asset is utilized in future years, our operating cash flows will increase. The acquisition of Double-Take Canada had a nominal impact of cash flows from operating activities in 2007. In the near term while we integrate the TimeData products into our operations, we anticipate Double-Take Canada will decrease our operating cash flow.

Cash provided by operating activities increased in 2006 compared to 2005 primarily due to having $6.8 million of net income in 2006 as opposed to a net loss of $3.8 million in 2005 and our continued growth of deferred revenue of $5.9 million, which was a result of our increase in software license sales and maintenance renewals. Compensation expense of $1.0 million related to SFAS 123(R), $1.2 million related to our former CEO's options and $3.2 million related to the issuance of common stock to our CEO are additional add-backs to cash flow from operations. These increases in cash flow from operations have been partially offset by the change in accounts payable and accrued expenses. This change is primarily due to our payment of $3.8 million in the settlement of a proceeding with a provider of information storage systems in January 2006, as well as our payment of $0.9 million related to income taxes for Double-Take EMEA.

Cash Flows from Investing Activities

Cash used in investing activities increased in 2007 by $57.3 million as compared to 2006 primarily due to purchases of short term investments with the proceeds of our initial public offering, increased research and development lab equipment expenditures, earn-out payments related to our acquisition of Double-Take EMEA on May 23, 2006 and our acquisition of Double-Take Canada in December 2007. We currently expect to make one additional earn-out payment related to our acquisition of Double-Take EMEA in the amount of $0.3 million and expect to continue to invest in our research and development equipment in the future. As a result, unless we make another acquisition, we expect net cash used in investing activities to decrease in the near term.

Cash used in investing activities increased in 2006 compared to 2005 primarily due to increased research and development lab equipment expenditures, and our acquisition of Double-Take EMEA on May 23, 2006.

Cash Flows from Financing Activities

Cash provided by financing activities decreased $29.6 million in 2007 compared to 2006 substantially due to our initial public offering in 2006. In 2006 the proceeds from our initial public offering, which were offset by payments made for the repurchase of common stock from the CEO and payments made to the holders of our Series B preferred stock upon the conversion of the outstanding shares of our Series B convertible preferred stock in connection with our initial public offering, resulted in approximately $36.8 million of cash provided by financing activities. There was an additional $0.5 million of stock options exercises in 2006. These transactions resulted in cash provided by financing activities of approximately $37.2 million. In 2007, we received $2.7 million of proceeds from our secondary offering and stock option exercises and $4.9 million as excess tax benefits from stock based compensation.

Cash provided by financing activities increased $37.2 million in 2006 compared to 2005 due to our initial public offering which includes our payment of $10.2 million to the holders of our Series B preferred stock upon the conversion of the outstanding shares of our Series B convertible preferred stock in connection with our initial public offering.

Cash Requirements

We have various contractual obligations and commercial commitments. The following table sets forth our future contractual obligations and commercial commitments as of December 31, 2007:

	Payments Due by Period				
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	5+ Years
	(In thousands)				
Contractual obligations					
As of December 31, 2007					
Capital (finance) lease obligations	$ 85	$ 51	$ 34	$ —	$—
Operating lease obligations	6,085	1,995	3,361	729	—
Purchase obligations	1,000	500	500	—	—
Total	$7,170	$2,546	$3,895	$729	$—

We have entered into various non-cancelable operating lease agreements, with expiration dates through 2011, for office space and computer equipment. Some of these leases have free or escalating rent payment provisions. We recognize rent expense under these leases on a straight-line basis. Our purchase obligations as of December 31, 2007 represent non-cancelable contractual obligations for equipment and services. The foregoing table does not reflect any contractual obligations and commercial commitments that we entered into after December 31, 2007 and it does not include our obligations to make additional acquisition-related payments to Double-Take EMEA's former stockholders. The payments to the former Double-Take EMEA stockholders are based on purchases under our inter-company distribution agreement with that company, and we estimate the final payment will be $0.3 million in 2008.

Given our current cash and cash equivalents, our short term investments, our accounts receivable, the net proceeds from our initial public offering, available borrowings under our revolving loan agreement and our expectation of continued positive cash flow from operations, we believe that we will have sufficient liquidity to fund our business and meet our contractual obligations over a period beyond the next 12 months. We may need to raise additional funds in the future, including for acquisitions or investments in complementary businesses or technologies or if we experience operating losses that exceed our expectations. In the event that additional financing is required, we may not be able to obtain it on acceptable terms or at all. Additional sources may include equity and debt financing and other financing arrangements. If we raise additional funds through the issuance of equity or convertible securities, our stockholders may experience dilution. We may not be able to generate sufficient cash flow from operations according to our planned schedule, or to obtain any additional financing arrangements we may require or seek on terms acceptable to us. Any inability by us to generate or obtain the sufficient funds that we may require could limit our ability to increase our revenue or to enhance our profitability.

Off-Balance Sheet Arrangements

As of December 31, 2007,. other than our operating leases described under "— Liquidity and Capital Resources — Cash Requirements" above, we do not have off-balance sheet financing arrangements, including any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statement of operations data for each of the eight quarters ended December 31, 2007. The data has been prepared on the same basis as the audited consolidated financial statements included in this annual report and reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	For the Three Months Ended							
	2007				2006			
	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31
	(In thousands, except per share data)							
Revenue:								
Product	$14,176	$12,612	$11,991	$10,390	$12,178	$10,231	$ 9,637	$ 6,372
Maintenance and Professional Services	9,348	8,695	8,021	7,535	6,875	6,185	5,055	4,307
Total revenue	23,524	21,307	20,012	17,925	19,053	16,416	14,692	10,679
Cost of revenue:								
Cost of product	195	71	118	27	26	514	811	4
Maintenance and Professional Services	2,035	1,927	2,008	1,857	1,767	1,703	1,462	1,261
Total cost of revenue	2,230	1,998	2,126	1,884	1,793	2,217	2,273	1,265
Gross profit	21,294	19,309	17,886	16,041	17,260	14,199	12,419	9,414
Operating expenses								
Sales and Marketing	8,189	6,935	6,845	6,903	6,620	5,641	5,620	4,330
Research and Development	3,140	3,042	2,839	2,875	2,930	2,753	2,532	2,464
General and Administrative	3,856	4,100	3,690	3,217	5,453	2,577	1,767	2,027
Depreciation and Amortization	639	603	555	549	519	492	351	251
Total Operating Expenses	15,824	14,680	13,929	13,544	15,522	11,463	10,270	9,072
Operating Income	5,470	4,629	3,957	2,497	1,738	2,736	2,149	342
Interest Income	806	798	772	643	106	92	70	51
Interest Expense	(10)	(9)	(11)	(19)	(22)	(26)	(26)	(17)
Foreign exchange (losses) gains	(184)	(55)	6	(1)	(23)	24	55	
Income (loss) before income taxes	6,082	5,363	4,724	3,120	1,799	2,826	2,248	376
Income Tax (benefit) expense	(258)	2,055	(2,768)	182	91	317	83	3
Net income	6,340	3,308	7,492	2,938	1,708	2,509	2,165	373
Accretion on redeemable shares	—	—	—	—	(496)	(1,334)	(1,332)	(1,334)
Dividends	—	—	—		(667)	(743)	(722)	(698)
Net gain (loss) attributable to common stockholders	$ 6,340	$ 3,308	$ 7,492	$ 2,938	$ 545	$ 432	$ 111	$(1,659)
Net income (loss) per share, basic	$ 0.29	$ 0.15	$ 0.36	$ 0.14	$ 0.09	$ 0.11	$ 0.03	$ (0.44)
Net income (loss) per share, diluted	$ 0.27	$ 0.14	$ 0.33	$ 0.13	$ 0.07	$ 0.07	$ 0.02	$ (0.44)
Stock-based compensation expense included in above	$ 726	$ 1,140	$ 483	$ 272	$ 1,030	$ 487	$ 253	$ 446

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

We do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Historically, our exposure to foreign currency exchange rates was limited as our international sales were denominated in the United States dollar. As a result of our acquisition of Double-Take EMEA in May 2006 and Double-Take Canada in December 2007, we now have international sales that are denominated in foreign currencies, and we face exposure to adverse movements in foreign currency exchange rates. Depending on the amount of our revenue generated from Double-Take EMEA and Double-Take Canada, adverse movement in foreign currency exchange rates could have a material adverse impact on our financial results. Our primary exposures are to fluctuations in exchange rates for the United States dollar versus the Euro and Canadian dollar and to a lesser extent, the United States dollar versus the British Pound. Changes in currency exchange rates could adversely affect our reported revenue and could require us to reduce our prices to remain competitive in foreign markets, which could also materially adversely affect our results of operations. We have not historically hedged exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated gains or losses.

Item 8. *Financial Statements and Supplementary Data.*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Double-Take Software, Inc.

We have audited the accompanying consolidated balance sheets of Double-Take Software, Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity (deficit), cash flows and schedule II for each of the years in the three-year period ended December 31, 2007. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule II are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated referred to above present fairly, in all material respects, the consolidated financial position of Double-Take Software, Inc. and subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, schedule II referred to above, when considered in relation to the financial statements taken as a whole, presents fairly, in all material respects, the information stated therein.

As discussed in Notes F and J[4] to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standard Board Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109*", effective January 1, 2007 and changed its method of accounting for stock based compensation in accordance with Statement of Financial Accounting Standards No. 123 (R) "Share-Based Payment", effective January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Double-Take Software, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria's established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2008 expressed an unqualified opinion thereon.

/s/ Eisner LLP

New York, New York
March 14, 2008

DOUBLE-TAKE SOFTWARE, INC.

Consolidated Balance Sheets

	December 31, 2007	December 31, 2006
	(In thousands, except share and per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 25,748	$ 55,170
Short term investments	38,977	—
Accounts receivable, net of allowance for doubtful accounts of $599 and $570 at December 31, 2007 and 2006, respectively	18,171	12,676
Inventory	—	14
Prepaid expenses and other current assets	5,019	2,210
Deferred tax assets	3,184	—
Total current assets	91,099	70,070
Property and equipment — at cost, net of accumulated depreciation of $4,505 and $2,838 at December 31, 2007 and 2006, respectively	4,184	3,000
Customer relationships, net of accumulated amortization of $727 and $274 at December 31, 2007 and 2006, respectively	1,540	1,993
Marketing relationships, net of accumulated amortization of $399 and $150 at December 31, 2007 and 2006, respectively	1,593	1,842
Technology related intangibles, net of accumulated amortization of $8 and $0 at December 31, 2007 and 2006, respectively	1,928	—
Goodwill	11,408	—
Other assets	149	121
Long-term deferred tax assets	2,705	—
Total assets	$114,606	$ 77,026
LIABILITIES		
Current liabilities:		
Accounts payable	$ 1,983	$ 2,217
Accrued expenses	7,396	6,845
Accrued purchase price	—	1,425
Other liabilities	751	135
Deferred revenue	24,162	16,774
Total current liabilities	34,292	27,396
Long-term deferred revenue	4,485	3,977
Long-term deferred rent	272	406
Long-term capital lease obligations	13	17
Total long-term liabilities	4,770	4,400
Total liabilities	39,062	31,796
Stockholders' equity		
Common stock, $.001 par value per share; 130,000,000 shares authorized; 21,928,664 and 20,726,589 shares issued and outstanding at December 31, 2007 and 2006, respectively	22	21
Additional paid-in capital	148,628	138,398
Accumulated deficit	(73,239)	(93,317)
Accumulated other comprehensive income		
Unrealized gain on short term investments	14	—
Cumulative foreign currency translation adjustment	119	128
Total stockholders' equity (deficit)	75,544	45,230
Total liabilities and stockholders' equity (deficit)	$114,606	$ 77,026

See notes to financial statements

DOUBLE-TAKE SOFTWARE, INC.

Consolidated Statements of Operations

	Year Ended December 31,		
	2007	2006	2005
	(In thousands, except share and per share amounts)		
Revenue:			
Software licenses	$ 49,169	$ 38,418	$ 26,222
Maintenance and professional services	33,599	22,422	14,488
Total revenue	82,768	60,840	40,710
Cost of revenue:			
Software licenses	411	1,355	38
Maintenance and professional services	7,827	6,193	4,357
Total cost of revenue	8,238	7,548	4,395
Gross profit	74,530	53,292	36,315
Operating expenses:			
Sales and marketing	28,872	22,211	17,191
Research and development	11,896	10,679	9,748
General and administrative	14,863	11,824	6,730
Depreciation and amortization	2,346	1,613	805
Legal fees and settlement costs	—	—	5,671
Total operating expenses	57,977	46,327	40,145
Operating income (loss)	16,553	6,965	(3,830)
Interest income	3,019	319	83
Interest expense	(49)	(91)	(36)
Foreign exchange (loss) gains	(234)	56	—
Income (loss) before income taxes	19,289	7,249	(3,783)
Income tax (benefit) expense	(789)	494	—
Net income (loss)	20,078	6,755	(3,783)
Accretion on redeemable shares:			
Series B	—	(4,477)	(5,310)
Series C	—	(19)	(22)
Dividends on Series B	—	(2,140)	(2,035)
Dividends on Series C	—	(690)	(651)
Net income (loss) attributable to common stockholders	$ 20,078	$ (571)	$ (11,801)
Net income (loss) per share attributable to common stockholders:			
Basic	$ 0.94	$ (0.13)	$ (3.11)
Diluted	$ 0.87	$ (0.13)	$ (3.11)
Weighted-average number of shares used in per share amounts:			
Basic	21,332,128	4,305,789	3,788,733
Diluted	23,026,937	4,305,789	3,788,733

See notes to financial statements

DOUBLE-TAKE SOFTWARE, INC.

Consolidated Statements of Changes in Stockholders' Equity (Deficit)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Comprehensive Income	Accumulated Other Comprehensive Income	Total
	Shares	Amount					
	(In thousands, except share and per share amounts)						
Balance — January 1, 2005	3,787,786	4	48,168	(90,773)		—	(42,601)
Net loss for the year	—	—	—	(3,783)	(3,783)		(3,783)
Total comprehensive income					$(3,783)		
Accretion of difference between carrying amount and redemption price — Series B	—	—	(5,310)	—			(5,310)
Redeemable convertible preferred stock dividends — Series B	—	—	—	(2,035)			(2,035)
Accretion of difference between carrying amount and redemption price — Series C	—	—	(22)	—			(22)
Redeemable convertible preferred stock dividends — Series C	—	—	—	(651)			(651)
Options issued for services	—	—	94	—			94
Exercise of stock options	1,484	—	1	—			1
Balance — December 31, 2005	3,789,270	4	42,931	(97,242)		—	(54,307)
Net income for the year	—	—	—	6,755	6,755		6,755
Foreign currency translation adjustment	—	—	—		128	128	128
Total comprehensive income					$ 6,883		
Accretion of difference between carrying amount and redemption price — Series B	—	—	(4,477)	—			(4,477)
Redeemable convertible preferred stock dividends — Series B	—	—	—	(2,140)			(2,140)
Return of Capital — Series B	—	—	(10,225)	—			(10,225)
Accretion of difference between carrying amount and redemption price — Series C	—	—	(19)	—			(19)
Redeemable convertible preferred stock dividends — Series C	—	—	—	(690)			(690)
Conversion of preferred stock	11,553,130	12	57,979	—			57,991
Public offering, net of expenses	5,000,000	5	47,544	—			47,549
Options issued for services	—	—	2,240	—			2,240
Exercise of stock options	158,198	—	528	—			528
Exercise of warrants	67,996	—	—	—			—
Shares issued to CEO	157,995	—	1,897	—		—	—
Balance — December 31, 2006	20,726,589	$21	$138,398	$(93,317)		$128	$ 45,230
Net income for the year	—	—	—	20,078	20,078	—	20,078
Foreign currency translation adjustment	—	—	—	—	(9)	(9)	(9)
Unrealized gain on short term investments	—	—	—	—	14	14	14
Total comprehensive income					$20,083		
Options issued for services	—	—	2,621	—		—	2,621
Exercise of stock options	1,018,407	1	1,588	—		—	1,589
Exercise of warrants	67,918	—	—	—		—	—
Excess tax benefits on stock based compensation	—	—	4,895	—		—	4,895
Proceeds from public offering, net of expenses	115,750	—	1,126	—		—	1,126
Balance — December 31, 2007	21,928,664	$22	$148,628	$(73,239)		$133	$ 75,544

See notes to financial statements

DOUBLE-TAKE SOFTWARE, INC.

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2007	2006	2005
	(In thousands, except share and per share amounts)		
Cash flows from operating activities:			
Net income (loss)	$ 20,078	$ 6,755	$(3,783)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	1,636	1,189	805
Amortization of intangible assets	710	424	—
Provision for doubtful accounts	19	200	100
Issuance of options for services	2,621	2,215	119
Issuance of common stock to CEO	—	3,241	—
Issuance of redeemable convertible Series C preferred to management as compensation	—	103	54
Deferred income tax benefit	(5,889)	—	—
Changes in:			
Accounts receivable	(4,840)	(1,939)	(2,590)
Prepaid expenses and other assets	(1,128)	(1,684)	4
Inventory	14	328	—
Other assets	(20)	(2)	15
Accounts payable and accrued expenses	(349)	(2,159)	4,343
Other liabilities	582	(887)	—
Deferred revenue	7,079	5,867	4,538
Net cash provided by operating activities	20,513	13,651	3,605
Cash flows from investing activities:			
Purchase of property and equipment	(2,340)	(2,050)	(1,096)
Purchase of short term investments	(65,179)	—	—
Sales of short term investments	26,445	—	—
Acquisitions, net of cash acquired	(16,232)	(2,073)	—
Net cash used in investing activities	(57,306)	(4,123)	(1,096)
Cash flows from financing activities:			
Return of Capital — Series B	—	(10,225)	—
Proceeds from public offering, net of expenses	1,126	48,319	—
Repurchase of common stock from CEO	—	(1,343)	—
Proceeds from exercise of stock options	1,589	453	1
Excess tax benefits from stock based compensation	4,895	—	—
Payment on capital lease obligation	(17)	(11)	—
Net cash provided by financing activities	7,593	37,193	1
Effect of exchange rate changes on cash	(222)	108	—
Net increase (decrease) in cash and cash equivalents	(29,200)	46,721	2,510
Cash and cash equivalents — beginning of year	55,170	8,341	5,831
Cash and cash equivalents — end of year	$ 25,748	$ 55,170	$ 8,341
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	$ —	$ 78	$ 51
Income taxes	$ 1,852	$ 1,066	$ 3
Supplemental disclosures of noncash investing and financing activities:			
Issuance of common stock upon cashless exercise of warrants	$ 201	$ —	$ —
Accrued costs for public offering	$ —	$ 770	—
Receivable from employees in connection with exercise of stock options	$ —	$ 74	—

See notes to financial statements

(in thousands, except for share and per share amounts)

NOTE A — ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

[1] The Company:

Double-Take Software, Inc. (formerly NSI Software, Inc.) (the "Company"), a Delaware corporation, is engaged in developing, marketing and supporting data protection software solutions for high availability, disaster recovery and centralized backup. The Company operates in one reportable segment and its revenues are mainly derived from sales of software and related services. Software is licensed by the Company primarily to distributors, value added resellers ("VARS") and original equipment manufacturers ("OEMS"), located primarily in the United States and in Europe.

The Company completed an initial public offering of its common stock in December 2006.

In connection with the Company's initial public offering:

- The Company effected a 1 for 4.9 reverse stock split of its common stock on November 3, 2006. All share and per share amounts related to common stock, options and warrants included in the consolidated financial statements have been restated to reflect the reverse stock split. The conversion ratios of the Company's Series B Preferred Stock and Series C Preferred Stock have also been adjusted to reflect the reverse split.
- There were 7.5 million shares of common stock sold at $11.00 per share to the public, comprising 5 million shares of common stock sold by the Company and 2.5 million shares of common stock sold by existing stockholders. The Company received gross proceeds of $55,000, or $47,549 after deducting underwriting discounts and commissions of $3,850 and offering costs of $3,601. Upon closing of the IPO, all shares of redeemable preferred stock automatically converted into 11,553,130 shares of common stock.
- On January 3, 2007, the underwriters of the Company's initial public offering exercised their over-allotment option to purchase an additional 1,125,000 shares of common stock of the Company from certain existing stockholders. The Company did not receive any proceeds from the sale of the shares of the selling stockholders.

The Company completed a secondary offering of its common stock in August 2007.

In connection with this secondary offering:

- There were 2.8 million shares of common stock sold at $16.00 per share to the public, comprising 100,000 shares of common stock sold by the Company and 2.7 million shares of common stock sold by existing stockholders. The Company did not receive any proceeds from shares of common stock sold by the selling stockholders. The Company received gross proceeds of $1,600, or $1,002 after deducting underwriting discounts and commissions of $88 and offering costs of $510. The Company paid the offering costs of the selling stockholders.
- On August 13, 2007, the underwriters of the Company's secondary offering exercised their over-allotment option to purchase an additional 15,750 shares from the Company and 402,750 shares from one of the selling stockholders. The Company did not receive any proceeds from the sale of shares by the selling stockholder. The Company received gross proceeds of $252, or $238 after underwriting commissions of $14.

Principles of Consolidation

The consolidated financial statements include all subsidiaries. All inter-company transactions and balances have been eliminated. Double-Take EMEA became a subsidiary on May 23, 2006, therefore the consolidated financial statements include Double-Take EMEA's financial results and activities from the date of acquisition. Double-Take Software Canada, Inc. ("Double-Take Canada") entered into a share purchase agreement with

TimeSpring Software Corporation ("TimeSpring") on December 24, 2007. The consolidated financial statements include the financial results and activities related to Double-Take Canada's acquisition of TimeSpring from the date of the acquisition until December 31, 2007.

[2] Acquisition of TimeSpring Software Corporation:

On December 24, 2007, the Company and Double-Take Canada, a Canadian corporation and wholly-owned subsidiary of the Company, entered into a share purchase agreement (the "Purchase Agreement") with TimeSpring Software Corporation, a Canadian corporation, and the shareholders of TimeSpring (the "Sellers") for the acquisition of TimeSpring. Pursuant to the terms of the Purchase Agreement, Double-Take Canada acquired from the Sellers all of the issued and outstanding shares of TimeSpring for a cash purchase price of approximately $8.3 million plus transaction costs and subject to certain customary post-closing working capital adjustments. Approximately $1.4 million of the purchase price was placed into escrow to secure certain indemnification obligations of the Sellers.

The acquisition of TimeSpring was accounted for using the purchase method of accounting and the assets acquired and liabilities assumed were accounted for at their fair values at the acquisition date based on a management review, including a valuation report issued by an independent third party. The amounts are based on currently available information and certain assumptions and estimates that management believes are reasonable. Operating results of the Double-Take Canada acquisition of TimeSpring are included in the consolidated financial statements from its date of acquisition. The operating results from December 24, 2007 through December 31, 2007 for Double-Take Canada were de minimus.

The details of the initial purchase price allocation are as follows:

Cash purchase price	$8,339
Working capital adjustments	818
Transaction costs	620
Total initial purchase price	$9,777

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition. The allocation is subject to refinement substantially related to the finalization of the post-closing working capital adjustments:

		Life
Bank overdraft	$ (149)	
Accounts receivable	60	
Prepaid expenses and other current assets	1,215	
Account payable	(25)	
Accrued expenses	(113)	
Other liabilities	(92)	
Deferred revenue	(36)	
Properties and equipment	453	3-5 years
Technology related intangible	1,936	5 years
Goodwill	6,528	
Net assets acquired	$9,777	

The following unaudited pro forma information represents the Company's condensed consolidated results of operations as if the acquisition of Double-Take Canada had occurred as of the beginning of the years ended December 31, 2007 and 2006. The pro forma amounts of net income (loss) attributable to common stockholders include amortization of the amounts ascribed to intangible assets acquired in the acquisition.

	Year Ended December 31,	
	2007	2006
Total Revenue	$83,142	$61,373
Net income (loss) attributable to common stockholders	$15,461	$(5,841)
Basic income (loss) per share	$ 0.72	$ (1.36)
Diluted income (loss) per share	$ 0.67	$ (1.36)
Weighted average shares outstanding — basic	21,332	4,306
Weighted average shares outstanding — diluted	23,027	4,306

[3] Acquisition of Double-Take EMEA:

On May 23, 2006, the Company acquired all of the issued and outstanding shares of Sunbelt System Software S.A.S. which is now known as Double-Take Software S.A.S., or Double-Take EMEA. From 1998 through the acquisition date, Double-Take EMEA was the principal or exclusive distributor of the Company's software in the European, Middle Eastern and African market and a certified Double-Take training organization. An initial payment of $1.1 million was made to the former stockholders of Double-Take EMEA for the acquisition, which represented earn-out payments for the period January 1, 2006 through April 30, 2006. Subsequent payments totaling $8.7 million were made through December 31, 2007. A portion of the earn-out payments are held in escrow. The escrow account was established to hold 20% of the initial $1.1 million payment and 20% of each earn-out payment to satisfy claims against the selling shareholders that we may have from time to time as a result of breaches of representations, warranties or covenants through December 31, 2007. A portion of the earn-out payments remain in escrow as of December 31, 2007. The Company anticipates these will be released in 2008.

The acquisition of Double-Take EMEA was accounted for using the purchase method of accounting, and the assets acquired and liabilities assumed were accounted for at their fair values at the acquisition date based on a management review, including a valuation report issued by an independent third party. The amounts are based on currently available information and certain assumptions and estimates that management believes are reasonable. Operating results of Double-Take EMEA are included in the consolidated financial statements from its date of acquisition.

The details of the initial purchase price allocation are as follows:

Earn-out payments for the period January 1, 2006 through April 30, 2006	$1,133
Amount due to former Double-Take EMEA shareholders	932
Transaction costs	318
Total initial purchase price	$2,383

In accordance with Statement of Financial Accounting Standards No 141, *Business Combinations* ("FAS 141"), earn-out payments, which had been estimated to be between $10 and $12 million, were not all been included in the calculation of the purchase price because they were contingent in nature and based on a specified percentage of the payments made to the Company by Double-Take EMEA under the Company's intercompany distribution agreement through December 2007. A portion of the contingent purchase price equal to the excess of the fair value of the assets acquired and liabilities assumed over the non-contingent portion of the purchase price was accrued in accordance with FAS 141. Earn-out payments in excess of the initial amount recorded as the liability have been recorded as additional purchase price and goodwill. Total earnout payments through December 31, 2007 were $8.7 million resulting in goodwill of $4.9 million.

The identifiable assets and liabilities on the date of acquisition are as follows:

		Life
Cash and cash equivalents	$ 1,778	
Accounts receivable, net of allowance	2,927	
Inventory	1,381	
Prepaid expenses	2,694	
Account payable	(1,229)	
Accrued expenses	(1,790)	
Other liabilities	(144)	
Deferred revenue	(3,944)	
Properties and equipment	275	5 years
Other assets	54	
Customer relationships	2,267	5 years
Marketing relationships(1)	1,992	8 years
Total assets acquired	$ 6,261	
Purchase Price paid through December 31, 2006	$ 4,836	
Accrued purchase price	1,425	
Total	$ 6,261	

(1) The acquired intangible marketing relationship included in the acquisition of Double-Take EMEA relates to the reacquisition of a preexisting distribution arrangement between Double-Take Software and Double-Take EMEA for software marketing rights that had previously been granted to Double-Take EMEA. Under the agreement, Double-Take EMEA purchases software licenses from Double-Take Software at rates that were negotiated at arms length and that represented current market rates. At the date of acquisition, the agreement between Double-Take Software and Double-Take EMEA was continued without any amendments upon the acquisition and was neither favorable nor unfavorable to either party. Accordingly, there was no gain or loss recorded upon the reacquisition of the preexisting arrangement.

The consolidated financial statements include the results of operations of Double-Take EMEA from the date of acquisition which was May 23, 2006. The following unaudited pro forma information represents the Company's condensed consolidated results of operations as if the acquisition of Double-Take EMEA had occurred as of the beginning of the years ended December 31, 2006 and 2005. The pro forma amounts of net income (loss) attributable to common stockholders include amortization of the amounts ascribed to intangible assets acquired in the acquisition.

	Year Ended December 31,	
	2006	2005
Total Revenue	$65,621	$ 51,009
Net income (loss) attributable to common stockholders	$ (417)	$(13,065)
Basic and diluted income (loss) per share	$ (0.10)	$ (3.45)
Weighted average shares outstanding — basic and diluted	4,306	3,789

[4] Cash and cash equivalents:

The Company considers all highly liquid investments (including commercial paper) purchased with an original maturity of 90 days or less to be cash equivalents.

[5] Short term investments

Short term investments, which are carried at fair value, consist primarily of commercial paper and corporate bonds with original maturities of one year or less. The Company classifies these securities as available-for-sale. Management determines the appropriate classification of its investments at the time of purchase and at each balance sheet date. Available-for-sale securities are carried at fair value with unrealized gains and losses, if any, reported in accumulated other comprehensive income. Interest received on these securities is included in interest income. Realized gains or losses upon disposition of available-for-sale securities are included in other income.

[6] Accounts receivable and allowance for doubtful accounts:

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit issues based on historical trends.

[7] Fair value of financial instruments:

At December 31, 2007 and 2006, the Company's financial instruments consist primarily of accounts receivable, and accounts payable. The carrying values of these instruments approximate their fair value, because of their short-term nature.

[8] Revenue recognition:

In accordance with EITF 01-9, the Company's revenue is reported net of rebates and discounts because there is no identifiable benefit in exchange for the rebate or discount. The Company derives revenues from two primary sources or elements: software licenses and services. Services include customer support, consulting, installation services and training. A typical sales arrangement includes both of these elements. The Company applies the provisions of Statement of Position ("SOP") 97-2, *Software Revenue Recognition*, as amended by SOP 98-4 and SOP 98-9, and related interpretations to all transactions to determine the recognition of revenue.

For software arrangements involving multiple elements, the Company recognizes revenue using the residual method as described in SOP 98-9. Under the residual method, the Company allocates and defers revenue for the undelivered elements based on relative fair value and recognizes the difference between the total arrangement fee and the amount deferred for the undelivered elements as revenue. The determination of fair value of the undelivered elements in multiple element arrangements is based on the price charged when such elements are sold separately, which is commonly referred to as vendor-specific objective-evidence ("VSOE").

The Company's software licenses typically provide for a perpetual right to use the Company's software and are sold on a per-copy basis. The Company recognizes software revenue through direct sales channels and resellers upon receipt of a purchase order or other persuasive evidence and when all other basic revenue recognition criteria are met as described below. Revenue from software licenses sold through an original equipment manufacturer partner is recognized upon the receipt of a royalty report evidencing sales.

Services revenue includes revenue from customer support and other professional services. Customer support includes software updates (including unspecified product upgrades and enhancements) on a when-and-if-available basis, telephone support and bug fixes or patches. Customer support revenue is recognized ratably over the term of the customer support agreement, which is typically one year. To determine the price for the customer support element when sold separately, the Company uses actual rates at which it has previously sold support as established VSOE.

Other professional services such as consulting and installation services provided by the Company are not essential to the functionality of the software and can also be performed by the customer or a third party. Revenues from consulting and installation services are recognized when the services are completed. Training fees are recognized after the training course has been provided. Any professional services, including training, which have not been performed within three years of the original invoice date will be recognized as revenue in the quarter the age of the unperformed services become three years old. Based on the Company's analysis of such other professional services transactions sold on a stand-alone basis, the Company has concluded it has established VSOE for such other professional services when sold in connection with a multiple-element software arrangement. The price for other professional services has not materially changed for the periods presented.

The Company has analyzed all of the undelivered elements included in its multiple-element arrangements and determined that VSOE of fair value exists to allocate revenues to services. Accordingly, assuming all basic revenue recognition criteria are met, software revenue is recognized upon delivery of the software license using the residual method in accordance with SOP 98-9.

The Company considers the four basic revenue recognition criteria for each of the elements as follows:

Persuasive evidence of an arrangement with the customer exists. The Company's customary practice is to require a purchase order and, in some cases, a written contract signed by both the customer and the Company prior to recognizing revenue on an arrangement.

Delivery or performance has occurred. The Company's software applications are usually physically delivered to customers with standard transfer terms such as FOB shipping point. Software and/or software license keys for add-on orders or software updates are typically delivered via email. We recognize software revenue upon shipment to resellers and distributors because there is no right of return or refund and no price protection agreements. In situations where multiple copies of licenses are purchased, all copies are delivered to the customer in one shipment and revenue is recognized upon shipment. Occasionally, the Company enters into a site license with a customer that allows the customer to use a specified number of licenses within the organization. When a site license is sold, the Company delivers a master disk to the customer that allows the product to be installed on multiple servers. The Company has no further obligation to provide additional copies of the software or user manuals. Revenue on site licenses is recognized upon shipment of the master disk to the customer. Sales made by the Company's Original Equipment Manufacturer (OEM) partners are recognized as revenue in the month the product is shipped. The Company estimates the revenue from a preliminary report received from the OEM shortly after the end of the month. Once the final report is received, the revenue is adjusted to that based on the final report, usually in the following month. Services revenue is recognized when the services are completed, except for customer support, which is recognized ratably over the term of the customer support agreement, which is typically one year.

Fee is fixed or determinable. The fee customers pay for software applications, customer support and other professional services is negotiated at the outset of an arrangement. The fees are therefore considered to be fixed or determinable at the inception of the arrangement.

Collection is probable. Probability of collection is assessed on a customer-by-customer basis. Each new customer undergoes a credit review process to evaluate its financial position and ability to pay. If the Company determines from the outset of an arrangement that collection is not probable based upon the review process, revenue is recognized on a cash-collected basis.

The Company's arrangements do not generally include acceptance clauses. However, if an arrangement does include an acceptance clause, revenue for such an arrangement is deferred and recognized upon acceptance. Acceptance occurs upon the earliest of receipt of a written customer acceptance, waiver of customer acceptance or expiration of the acceptance period.

[9] Cost of revenue:

Cost of software revenue. Cost of software revenue consists primarily of media, manual, translation and distribution costs. Cost of software included costs of Double-Take products on hand on May 23, 2006 (the acquisition date) for the period from May 24, 2006 through the date that all such products were sold.

Cost of services revenue. Cost of services revenue consists primarily of salary and other personnel-related costs incurred in connection with the Company's provision of maintenance and professional services. Cost of services revenue also includes other allocated overhead expenses for professional services and product support personnel, as well as travel-related expenses for staff to perform work at a customer's site.

[10] Property, plant and equipment:

Furniture, equipment and computer hardware are depreciated using the straight-line method over their estimated useful lives of up to three years. Leasehold improvements are amortized by the straight-line method over the shorter of the remaining initial terms of the respective leases or economic useful life.

[11] Software development costs:

Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed* ("FAS 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. The Company's current process for developing software is essentially completed concurrently with the establishment of technological feasibility and therefore no software development costs have been capitalized for the years ended December 31, 2007 and 2006. Costs incurred to develop software programs prior to the achievement of technological feasibility are expensed as incurred.

[12] Goodwill:

The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("FAS 142"). FAS 142 requires that goodwill with indefinite lives is not amortized but reviewed for impairment if impairment indicators arise and, at a minimum, annually.

[13] Intangible assets:

Intangible assets are amortized using the straight-line method over their estimated useful lives. Customer relationships and technology related intangibles have an estimated useful life of 5 years and marketing relationships have an estimated useful life of 8 years.

[14] Impairment of long-lived assets:

In accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("FAS 144"), the Company records impairment losses on long-lived assets used in operations or expected to be disposed of when indicators of impairment exist and the cash flows expected to be derived from those assets are less than carrying amounts of those assets. The Company has not recorded any impairment charge for the years ended December 31, 2007, 2006 and 2005.

[15] Advertising expense:

Advertising costs, which include reimbursements to resellers and distributors of $2,772, $2,997 and $2,648 for the years ended December 31, 2007, 2006 and 2005, respectively, are expensed as incurred. Advertising costs are included in sales and marketing costs.

[16] Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("FAS 109"). Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted laws and tax rates that are expected to be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits not expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

[17] Sales tax:

The Company records revenue net of sales tax.

[18] Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, costs and expenses during the period. Based on historical experience and current account information, estimates are made regarding provisions for allowances for doubtful accounts receivable, sales discounts and other allowances, depreciation, amortization, asset valuations and stock based compensation. Actual results could differ from those estimates.

[19] Concentration of credit risk:

The Company grants credit to customers in a wide variety of industries and geographic locations.

[20] Foreign Currency Translation

The functional currency of the Company's foreign operations are the local country's currency, the Euro and Canadian Dollar. In accordance with Statement of Financial Accounting Standards No. 52, *Foreign Currency Translation* ("FAS 52"), the assets and liabilities of the Company's international subsidiaries are translated at their respective period-end exchange rates, and revenues and expenses are translated at average currency exchange rates for the period. The resulting balance sheet translation adjustments are included in "Other comprehensive income (loss)" and are reflected as a separate component of stockholders' equity (deficit). Foreign currency transaction gains and losses are included in results of operations. Through December 31, 2006, the Company has not entered into any transactions to hedge its exposure to changes in foreign currency exchange rates.

[21] Comprehensive Income (Loss)

Comprehensive income (loss), presented in the statement of changes in stockholders' equity (deficit), includes other comprehensive income and net income or loss. Other comprehensive income includes certain changes in equity that are excluded from net income (loss). Specifically, cumulative foreign currency translation adjustments and unrealized gains (losses) on short term investments are included in accumulated other comprehensive income.

[22] Stock-based compensation:

Prior to January 1, 2006, the Company accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, compensation cost for stock options generally was measured as the excess, if any, of the estimated fair value of the Company's common stock over the amount an employee must pay to acquire the common stock on the date that both the exercise price and the number of shares to be acquired pursuant to the option are fixed. The Company had adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("FAS 123") and Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure* ("FAS 148"), which was released in December 2002 as an amendment to FAS 123 and used the minimum value method of valuing stock options as allowed for non-public companies.

In December 2004, the Financial Accounting Standards Board, referred to as FASB, issued Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("FAS 123(R)"), which revised FAS No. 123 and supersedes the Accounting Principles Board, referred to as APB, Opinion No. 25, *Accounting for Stock Issued to Employees*. FAS 123(R) focuses primarily on transactions in which an entity obtains employee services in exchange for share-based payments. Under FAS 123(R), a public entity generally is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with such cost recognized over the applicable requisite service period. In addition, FAS 123(R) requires an entity to provide certain disclosures in order to assist in understanding the nature of share-based payment transactions and the effects of those transactions on the financial statements.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FAS No. 123(R) using the prospective transition method, which requires the Company to apply its provisions only to awards granted, modified, repurchased or cancelled after the effective date. Under this transition method, stock-based compensation expense recognized beginning January 1, 2006 is based on the grant-date fair value of stock option awards granted or modified after January 1, 2006. As the Company had used the minimum value method for valuing its stock options under SFAS 123, all options granted prior to January 1, 2006 continue to be accounted for under APB Opinion No. 25.

As a result of adopting FAS 123(R) on January 1, 2006, based on the grant-date fair value estimate of employee stock options granted, in the year ended December 31, 2006 the Company recognized compensation expense of $1,017, of which $242 is included in sales and marketing, $266 in research and development, $391 in general and administrative, and $118 in cost of revenue, maintenance and professional services. The grant date fair value of options not yet recognized as expense at December 31, 2006 aggregated approximately $3,272. The Company's income before provision for income taxes and net income for the year ended December 31, 2006 are each $473 less than if the Company had continued to account for stock-based compensation under APB Opinion No. 25. The impact of the adoption of FAS 123(R) was to reduce basic and diluted net income per share attributable to common stockholders by $0.11.

The Company accounts for stock option grants to non-employees in accordance with FAS 123(R) and EITF Issue No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*, which require that the fair value of these instruments be recognized as an expense over the period in which the related services are rendered.

[23] Net income (loss) per share:

Basic and diluted net income (loss) per share information for all periods is presented under the requirements of Statement of Financial Accounting Standards No. 128, *Earnings Per Share* ("FAS 128"). Basic income (loss) per share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding, adjusted for the dilutive effect, if any, of potential common shares.

The following potential common shares (in thousands) were excluded from the computation of diluted net income (loss) attributable to common stockholders per share because they had an anti-dilutive impact:

	Year Ended December 31,		
	2007	2006	2005
Stock options	727	2,929	2,562
Warrants	—	82	163
Redeemable convertible preferred stock	—	—	10,668

[24] Recent accounting pronouncements:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, ("FAS 157"). FAS 157 (a) establishes a common definition for fair value to be applied to assets and liabilities, where required or permitted by Accounting Standards; (b) establishes a framework for measuring fair value; and (c) expands disclosures concerning fair value measurements. FAS 157 does not extend the required use of fair value to any new circumstances. The Statement is effective for financial statements issued during fiscal years beginning after November 15, 2007. The Company does not expect the adoption of FAS 157 will have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* ("FAS 158"). This statement requires employers to recognize the over funded or under funded status of a single-employer defined benefit postretirement plan as an asset or liability in its statement of financial position and recognize any changes in that status in comprehensive income in the year in which it occurs. It also requires that employers measure the funded status of a plan as of the date of its year-end statement of financial position. The Statement does not change how plans are accounted for and reported in the income statement. For publicly traded companies, FAS 158 is effective for fiscal years ending after December 15, 2006. The Company adopted this standard for periods beginning on January 1, 2007 and it did not have a material impact on its financial statements or disclosures.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("FAS 159"). The fair value option established by FAS 159 permits, but does not require, all entities to choose to measure eligible items at fair value at specified election dates. An entity would report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. FAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company does not expect the adoption of FAS 159 will have a material impact on its consolidated financial position, results of operations or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, ("FIN 48"). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Measurement of the tax uncertainty occurs if the recognition threshold has been met. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted this standard effective January 1, 2007. See Note E for further discussion.

In November 2005, the FASB issued FASB Staff Position FSP 115-1 which addresses the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends Statement of Financial Accounting

Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities* and APB Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock*. The guidance in FSP 115-1 is applied to reporting periods beginning after December 15, 2005. The Company adopted this standard effective January 1, 2006 and it did not have a material impact on its financial statements or disclosures.

In June 2006, the EITF reached consensus on EITF Issue No. 06-3, *Disclosure Requirements for Taxes Assessed by a Government Authority on Revenue-Producing Transactions* ("EITF No. 06-3"). EITF 06-3 requires disclosure of a company's accounting policy with respect to presentation of taxes collected on a revenue producing transaction between a seller and a customer. For taxes that are reported on a gross basis (included in revenues and costs), EITF 06-E also requires disclosure of the amounts of taxes included in the financial statements. The Company records sales tax collected from its customers on a net basis. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company adopted EITF 06-3 effective January 1, 2007 and it did not have a material impact on its financial statements or disclosures.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, *Accounting for Certain Hybrid Financial Instruments*. ("FAS 155") This statement amends Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("FAS 133"), and Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("FAS 140"). This statement resolves issues addressed in FAS 133, Implementation Issue No. D1, *Application of Statement 133 to Beneficial Interests in Securitized Financial Assets*. FAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of FAS 133, and establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends FAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company adopted this standard effective January 1, 2007 and it did not have a material impact on its financial statements or disclosures.

In December 2007, the FASB issued SFAS 141 (revised 2007), *Business Combinations*, ("FAS 141R"). FAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, including goodwill, the liabilities assumed and any non-controlling interest in the acquiree. The Statement also establishes disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of adopting FAS 141R will be dependent on the future business combinations that the Company may pursue after its effective date. The Company is currently assessing what the impact of the adoption of this Statement will be on the Company's financial position and results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51* ("FAS 160"). This standard establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective as of the beginning of the Company's fiscal year beginning after December 15, 2008. The Company is currently assessing what the impact of the adoption of FAS 160 will be on the Company's financial position and results of operations.

Note B — Revolving Line of Credit

In October 2003, the Company entered into a 12-month revolving line of credit agreement ("Facility") with a bank which provides for aggregate advances not to exceed the lesser of $4,750 or up to 75% of eligible receivables, as defined. Borrowings under the Facility bear interest at the bank's prime rate plus 2.5% per annum, subject to an unused line fee of 0.5% annually. The obligations under the Facility are collateralized by substantially all the Company's assets except its intellectual property. In addition, all present and future indebtedness of the Company to its officers, directors and shareholders are subordinated to borrowings under the line. In connection with entering into the Facility, the Company issued a warrant to the bank to purchase 90,000 shares of its Series B Preferred Stock exercisable at $1.50 per share, subject to adjustment, as defined, expiring in October 2013. The warrant was valued at approximately $105 and was amortized over the 12-month life of the Facility.

In May 2006, the Company entered into an amendment to the Facility (the "Amended Facility") with Silicon Valley Bank that extended the term of the Facility to April 30, 2007. Under the terms of the Amended Facility, maximum borrowings were the lesser of 75% of eligible receivables or $4.75 million, including up to $2.5 million available for letters of credit, foreign exchange contracts and cash management services. At December 31, 2006, maximum borrowings available under the Amended Facility were $4.75 million, including a $2.0 million letter of credit relating to a settled legal proceeding (see Note F [2]). The rate of interest for the Amended Facility was 0.75% above the prime rate. The Amended Facility was collateralized by all of the Company's assets, excluding intellectual property.

In May 2007, the Company entered into another amendment to the credit facility (the "Second Amended Facility") that extended the term of the facility to April 29, 2008. Under the terms of the Second Amended Facility, the Company's maximum borrowings are $2 million less the then aggregate amounts undrawn on all outstanding letters of credit, foreign exchange contracts, or any other accommodations issued or incurred, or caused to be issued or incurred by the bank. Up to $0.5 million of the facility is available for foreign exchange contracts. The rate of interest for the Second Amended Facility is 0.75% above the prime rate. The facility is collateralized by all of the Company's assets, excluding intellectual property.

The Second Amended Facility contains a number of restrictions that will limit the Company's ability, among other things, to do the following: borrow money; enter into transactions outside the ordinary course of business; pledge accounts receivable, inventory, intellectual property and most other assets as security in other borrowings or transactions; pay dividends on stock, redeem or acquire any of our securities; sell certain assets; make certain investments; guaranty obligations of third-parties; undergo a merger or consolidation; or engage in any business other than the business in which we are currently engaged or business that is reasonably related to that business. As required under the Second Amended Facility, Silicon Valley Bank issued a consent for the acquisition of TimeSpring.

At December 31, 2007, 2006 and 2005, there were no borrowings under this line of credit.

Note C — Investments

The Company's short term investments, which are carried at fair value, consist of commercial paper and corporate bonds with original maturities of one year or less. As of December 31, 2007 short term investments are $38,977. The Company had no short term investments as of December 31, 2006. The Company has recorded $14 of unrealized gain in other comprehensive income as of December 31, 2007. During 2007, there were no realized gains or losses due to disposition of available-for-sale securities.

Interest income as of December 31, 2007, 2006 and 2005 was $3,019, $319, and $83, respectively.

NOTE D — PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31, 2007	December 31, 2006
Equipment	$ 183	$ 95
Furniture and fixtures	637	460
Motor Vehicles	114	104
Computer hardware	7,060	4,561
Leasehold improvements	695	618
	8,689	5,838
Less accumulated depreciation and amortization	4,505	2,838
	$4,184	$3,000

Property and equipment under capital leases as of December 31, 2007 and 2006 are $185 and $94, respectively.

During the years ended December 31, 2007, 2006 and 2005, the Company recorded depreciation expense of $1,636, $1,189 and $805, respectively.

NOTE E — INTANGIBLE ASSETS

During the years ended December 31 2007 and 2006, the Company recorded amortization of intangible assets of $710 and $424, respectively. These amounts are included in depreciation and amortization.

Intangible assets consist of the following:

	December 31, 2007	December 31, 2006
Customer relationships	$2,267	$2,267
Less accumulated amortization	(727)	(274)
	$1,540	$1,993

	December 31, 2007	December 31, 2006
Marketing relationships	$1,992	$1,992
Less accumulated amortization	(399)	(150)
	$1,593	$1,842

	December 31, 2007	December 31, 2006
Technology related intangibles	$1,936	$—
Less accumulated amortization	(8)	—
	$1,928	$—

Future amortization of intangible assets is estimated as follows:

Year Ending December 31,	
2008	$1,090
2009	$1,090
2010	$1,090
2011	$ 815
2012	$ 628
Thereafter	$ 348
Total	$5,061

NOTE F — PROVISION FOR INCOME TAXES

The Company's net income (loss) before income taxes is as follows:

	Year Ended December 31,		
	2007	2006	2005
Domestic	15,979	5,755	(3,783)
Foreign	3,310	1,494	—
Total	19,289	7,249	(3,783)

The Company's income tax provision (benefit) is as follows:

	2007	2006	2005
Current			
Federal	2,986	—	—
State and Local	1,093	—	—
Foreign	1,021	494	—
Deferred			
Federal	(4,959)	—	—
State and Local	(930)	—	—
Foreign	—	—	—
Total	(789)	494	—

The variances between the Company's effective income tax rate and the Federal statutory rate are as follows:

	Year Ended December 31,		
	2007	2006	2005
Statutory federal income tax expense (benefit) rate	34%	34%	(34)%
Increase (decrease) in valuation allowance	(46)%	(47)%	33%
State taxes (benefit)	5%	6%	(4)%
Impact of permanent difference	3%	9%	3%
Foreign taxes	0%	7%	0%
Other	0%	(2)%	2%
Effective income tax expense (benefit) rate	(4)%	7%	0%

The Company has deferred tax assets related to temporary differences and operating loss carryforwards as follows:

	Year Ended December 31,	
	2007	2006
Deferred tax assets:		
Current:		
Allowance for doubtful accounts	$ 185	$ 184
Deferred revenue	816	1,127
Prepaid expenses	(495)	(374)
Net operating loss carryforword	2,678	—
Total current deferred tax assets	3,184	937
Non-current:		
Fixed assets	163	513
Straight-line rent	159	200
Net operating loss carryforward	28,630	23,284
Sales tax reserve	39	97
Other	313	4
Total non-current deferred tax assets	29,304	24,098
Total deferred tax assets	32,488	25,035
Deferred liabilities:		
Intangible	(569)	—
Total deferred liability	(569)	—
Valuation allowance	(26,030)	(25,035)
Net deferred tax assets	$ 5,889	$ —

At December 31, 2007 and 2006, the Company has available state net operating loss carryforwards in certain states ranging from approximately $47,000 to $59,000 and $58,000 to $66,000, respectively, depending upon the state, expiring in various amounts through 2026. The Company also has available federal net operating loss carryforwards of approximately $59,000 and $66,000 at December 31, 2007 and 2006, respectively, expiring 2011 through 2026. The utilization of these operating loss carryforwards are limited to $7.1 million per year based upon changes in ownership as defined in Section 382 of the Internal Revenue Code. Through December 31, 2006 the Company's net deferred tax assets were fully reserved due to uncertainty of realization through future operating results. In 2007, the Company determined that based upon a number of factors, including the Company's cumulative taxable income over the past two years and expected profitability in future years that certain of its deferred tax assets were more-likely-than-not realizable through future earnings. Accordingly, the Company reversed $5,698 in the second quarter of 2007 and $3,262 in the fourth quarter of 2007 of its deferred income tax valuation allowance and recorded a corresponding tax benefit of $8,960. As a result of the acquisition of TimeSpring, the Company acquired approximately $18,186 of Canadian federal net operating loss carryforwards, $16,558 of Canadian provincial (Quebec) net operating loss carryforwards, and $279 of investment tax credits all of which expire in various amounts through 2026. Additionally, approximately $11,620 million of research and development loss carryforwards were acquired, all of which are available for use indefinitely. Due to the uncertainty of the realization of these Canadian carryforwards through future operating results, these carryforwards are included in the valuation allowance. As of December 31, 2007, the Company maintains a valuation allowance for deferred tax assets and liabilities of $26,030 due to uncertainty of realization through future operating results. This allowance will be maintained until sufficient further positive evidence exists to support a reversal of, or decrease in, the valuation allowance.

In accordance with FAS 123R, excess tax benefits related to share based payments should be credited to equity. When determining this excess tax benefit, the Company elected to follow the tax law approach. As a result, the Company's excess tax benefit which was recorded to equity was approximately $4.9 million as of December 31, 2007.

The Company adopted the provisions of FIN 48 on January 1, 2007. The application of this Interpretation requires a two-step process that separates recognition from measurement. Upon implementing FIN 48 and performing the analysis, there has not been any increase or decrease to reserves for uncertain tax positions.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax assessments by tax authorities for the years before 2002.

The Company has elected to record interest and penalties recognized in accordance with FIN 48 in the financial statements as income taxes. Any subsequent change in classification of FIN 48 interest and penalties will be treated as a change in accounting principle subject to the requirements of SFAS No. 154, Accounting Changes and Error Corrections.

The valuation allowance increased in 2007 by $995 due to the acquisition of the tax carryforwards from TimeSpring offset by the release of the valuation allowance and operating income. The valuation allowance decreased by approximately $3,443 in 2006 due to operating income while it increased by $1,234 in 2005 due to net operating losses, respectively.

NOTE G — COMMITMENTS AND CONTINGENCIES

[1] Leases:

In September 2001, the Company entered into a lease agreement for its offices in New Jersey which expires in 2011. The Company entered into a lease during 2001 for its office in Indiana which expires in 2010. In March 2003, the Company entered into a sublease agreement for an office in Massachusetts which expired in 2006 and the lease was extended through February 2008. In 2007, this lease was extended through February 2009. The Company has a lease agreement for its offices in Paris, France which expires in 2016 with the Company having the option to terminate in 2009 and Worcester, United Kingdom which expires in 2009 with the Company having the option to terminate in 2008. Future minimum annual payments are as follows:

Year Ending December 31,	
2008	$1,995
2009	$1,692
2010	$1,211
2011	$ 458
2012	$ 458
Thereafter	$ 271
	$6,085

Rent expense under operating leases amounted to approximately $1,878, $1,732 and $1,538 for the years ended 2007, 2006 and 2005, respectively.

Rent expense is calculated by amortizing total rental payments (net of any rental abatements, allowances and other rental concessions), on a straight-line basis, over the lease term. Accordingly, rent expense charged to operations differs from rent paid resulting in the Company recording deferred rent.

[2] Litigation:

In May 2003, a provider of information storage systems ("Plaintiff"), filed a complaint in the State of California alleging that the Company infringed certain of its patents. In December 2005 the Company and Plaintiff entered into a settlement agreement (the "Settlement Agreement") wherein all claims and counterclaims were dismissed with prejudice. Under the terms of the Settlement Agreement, the Company made an initial payment to Plaintiff of $3,760 and further agreed to make additional minimum payments aggregating $2,000 which the Company can use towards the purchase or resale of Plaintiff's products over 4 years. This annual payment obligation is collateralized by a letter of credit. As the Company has the ability and intent to acquire inventory or fixed assets for the $2,000, no accrual of this amount was made at settlement. In 2006 Company acquired $500 worth of computer equipment from the plaintiff which was subsequently paid in January 2007. An additional $500 worth of computer equipment was acquired in 2007 from the plaintiff leaving $1,000 available to be required over the next two years.

Included in legal fees and settlement costs for the years ended December 31, 2007, 2006 and 2005 are costs of $0, $0 and $5,671, respectively. As of December 31, 2005, the Company had accrued the initial settlement payment and legal costs of $3,860, which were included in accounts payable and accrued expenses. The initial settlement payment of $3,760 was paid in January 2006.

In the normal course of its business, the Company may be involved in various claims, negotiations and legal actions; however, at December 31, 2007, the Company is not party to any litigation that is expected to have a material effect on the Company's financial position, results of operations or cash flows.

NOTE H — CONCENTRATION

The Company sells its products primarily to or through Distributors, value-added reseller or VARS and OEMS who in turn sell to end-users of the Company's products. The Company believes that the loss of any of these reseller/distributors would require the Company to develop other channels to sell its products to end-users.

During the years ended December 31, 2007, 2006, and 2005 one domestic reseller accounted for approximately 18%, 20%, and 19% respectively, of total sales. During 2006 and 2005 one foreign reseller, which was acquired by the Company on May 23, 2006, accounted for approximately 4% and 17% sales, respectively of total revenue. During 2007, there were no foreign resellers which accounted for a significant percent of total revenue. The domestic reseller accounted for approximately 18% and 16% of accounts receivable at December 31, 2007 and 2006, respectively. There was no accounts receivable related to the foreign reseller as of December 31, 2006 or 2007.

NOTE I — EMPLOYMENT AGREEMENTS

In January 2001, the Company entered into a 4-year employment agreement with its former Chief Executive Officer (the "Former CEO") which provided for a base salary of $250 per annum subject to 10% annual increases, plus bonuses. In connection with the agreement, the officer was granted options to purchase 102,041 shares of common stock at an exercise price of $19.60 per share, which was not less than fair market value on the date of the grant. These options were fully vested as of December 31, 2004.

Subsequently, in March 2005, the Company entered into a separation agreement (the "Separation Agreement") with the Former CEO. Pursuant to the Separation Agreement, the Former CEO resigned from the Company and its Board of Directors and entered into a two-year arrangement providing for consulting fees of $275 in the first year and $175 in the second year. The Separation Agreement also contained various provisions related to restrictive covenants concerning non-competition, non-disclosure and non-solicitation. In addition, the Separation Agreement provides that the Former CEO may be required to make certain reimbursements to the Company. The reimbursements, if any are required, are collateralized by shares of the Company's common stock owned by the Former CEO. Further, the consulting arrangement was cancelable by the Company if the provisions of the Separation Agreement were not met.

Under the Separation Agreement, subject to any required repayments being made, the unvested stock options owned by the Former CEO will continue to vest over the term of the consulting arrangement, and thereafter will be exercisable for the remainder of their term. The table below summarizes the stock options that had been granted to the Former CEO as well as the related outstanding stock options as of December 31, 2007 and 2006:

Number of Options Granted	Exercise Price	December 31, 2007		December 31, 2006		Expiring
		Vested	Outstanding	Vested	Outstanding	
102,040	$19.60	102,040	102,040	102,040	102,040	2008
10,209	$ 4.90	10,209	—	10,209	—	2008
366,181	$ 0.94	366,181	—	366,181	366,181	2008
6,125	$ 0.94	6,125	6,125	6,125	6,125	2008
6,637	$ 1.52	6,637	6,637	6,637	6,637	2008
491,192		491,192	114,802	491,192	480,983	

On November 2, 2006, the Company entered into a settlement agreement with the Former CEO. Under the terms of the settlement agreement, all actual or potential claims by both the Company and the Former CEO are released and both deny any liability or wrongdoing. Additionally, the consulting agreement with the Former CEO terminated effective October 1, 2006, all unvested stock options immediately vested and the expiration dates of the options were set at the earlier of their original expiration dates or June 22, 2008.

In connection with the modification of the terms of the options granted to the Former CEO and the change in the grantee's status and the settlement, the Company recorded a compensation charge of $1,198 and $119 for the years ended December 31, 2006 and 2005, respectively, based on the estimated fair value of the options during those periods.

On October 30, 2006, the Company entered into a settlement agreement with its former Chief Operating Officer (the "Former COO"). Under the terms of the settlement agreement, the Former COO agreed to pay $1.2 million to the Company within 5 years of the date of the settlement agreement. The settlement amount bears interest at 4.96% per year compounded semi-annually. In the event of an IPO by the Company, all payments due under the settlement agreement were accelerated and became due within 10 days of the IPO date. Under the terms of the settlement agreement, all actual or potential claims by both the Company and the Former COO were released and both denied any liability or wrongdoing. The $1.2 million payment was received in December 2006 and was recorded in 2006, as a reduction in general & administrative expense.

The employment terms for the Company's current Chief Executive Officer ("CEO"), as revised in August 2006, provide for annual compensation of $340,000 and provide for certain transaction and IPO related bonuses. Under the terms of his employment, the Company initially granted the CEO options to purchase 380,182 shares of common stock at $1.52 per share, the fair market value on the date of grant. The options vest over 4 years. The CEO subsequently received an additional option grant to purchase 152,073 shares of common stock at $1.96 per share, the then fair market value, and an additional option grant to purchase 38,018 shares of common stock at $1.96 per share, the then fair market value, both of which vest over 4 years. In the event of a change in control, all unvested options would immediately vest. Vesting of the initial option grant was accelerated in full, and vesting of 25% of all other options held by the CEO was accelerated in connection with the IPO. In addition, upon the IPO the Company agreed to grant to the CEO shares of common stock equivalent to 1.45% of the fully-diluted shares of common stock outstanding immediately prior to the IPO which vested immediately. Accordingly, the Company granted 269,845 shares to the CEO and recorded a charge of $3,241 equal to the fair value of the shares granted. Under SFAS 123(R), the Company recorded a compensation charge of $544 based upon the fair value of the options that were accelerated. On November 9, 2007 the Company entered into a letter agreement with the CEO. The letter agreement provides for severance payments, in the event the CEO's employment with the Company is terminated without cause, in the amount of one times the CEO's annual salary, which amounts will be paid in accordance with the Company's regular payroll periods, and provide for the continuation of certain health care benefits for a 12-month period following the CEO's termination. The payments and benefits under the letter agreements are subject to the CEO executing and not revoking a release of claims shortly after termination and compliance with the terms of a non-disclosure agreement between the Company and the CEO.

In addition, the Company entered into severance agreements with certain key employees which generally provide for severance if the employees are terminated without cause. On November 9, 2007, the Company entered into letter agreements or an amended/restated employment agreement with certain key employees. In general upon termination without cause, these agreements provide for severance payments equivalent to one times annual salary and continued health benefits for a 12-month period following termination. The payments and benefits under these agreements are subject to the person executing and not revoking a release of claims shortly after termination and compliance with the terms of a non-disclosure agreement between the Company and the person.

Note J — Stockholders' Equity

[1] Redeemable preferred stock:

(a) Series A preferred stock:

In November 2002, holders of 2,536,133 shares of Series A Preferred agreed to convert their preferred shares into 646,760 shares of common stock. At December 31, 2007 and 2006, respectively, holders of approximately 40,000 and 107,000 converted shares of Series A Preferred Stock had not submitted their Series A Preferred Stock certificates to the stock transfer agent for the issuance of common stock. However, for legal and accounting treatment purposes, these shares have been deemed as having been submitted and the related common shares shown as issued and outstanding.

(b) Series B preferred stock:

In November 2002, the Company sold 10,000,000 shares of Series B convertible, redeemable, participating, preferred stock ("Series B Preferred") at $1.50 ("Original Issue Price") per share for gross proceeds of $15,000 in a private placement. In connection with the Series B private placement, the Company issued 1,333,333 shares of Series B Preferred at the Original Issue Price upon conversion of 2,233,902 issued and outstanding shares of Series A Preferred. In addition, the Company issued 433,334 shares of Series B Preferred, valued at $650, in repayment of the principal portion of certain notes payable. The Company also issued 800 shares of Series B Preferred as additional interest on a $1,200 bridge loan made to the Company in October 2002 and recorded an interest charge of $1,200 for the value of the Series B Preferred issued. Upon completion of the Series B private placement in November 2002, the Company had 12,566,667 shares of Series B Preferred issued and outstanding with an aggregate Original Issue Price of $18,850. The Company incurred costs of $355 in connection with the Series B Preferred private placement.

Costs incurred in the Series B private placement were amortized on a straight-line basis through the mandatory redemption date in 2006.

In October 2003, the Company sold an additional 1,066,667 shares of Series B Preferred for gross proceeds of $1,600.

The Series B Preferred had the following designations:

- Convertible, including accrued dividends at 8% per year (compounded monthly) through the date of conversion or redemption, into common stock at $3.68 per share post split. In addition, if converted immediately prior to a Liquidation Event (defined to include a sale of the Company, except upon the election of a majority of the holders of the Series C Preferred) or a qualified public offering requiring mandatory conversion, or a public offering not requiring mandatory conversion, then the holders of the Series B were also entitled to a cash payment equal to $0.75 per share (50% of the Original Issue Price).

- *Adjustment of Conversion Price* — conversion price was to be reduced by 20% if at any time prior to July 1, 2003 the Company failed to meet minimum ending cash balances of $4,000 for each of three consecutive months and achieve aggregate revenues of $18,000 for the nine-month period ended June 30, 2003, or after July 1, 2003, and until the Company is cash flow positive, it failed to maintain a minimum cash balance of $4,000. In 2003, the Company did not meet these requirements and the conversion price was reduced by 20%, resulting in a beneficial conversion feature charge of $1,194.

- *Automatic Conversion* — upon a qualified public offering, automatically converts, including accrued dividends, to common stock at $3.68 per share post split. In addition, the holders of the Series B Preferred are also entitled to a cash payment equal to $0.75 per share (50% of the Original Issue Price).

- Cumulative dividends at 8% accrued through the earliest of the conversion, liquidation or redemption, payable only after payment of all dividends due to the holders of the Series C Preferred.

- *Liquidation Preference* — after payment has been made in full to the holders of the Series C Preferred Stock, the "Liquidation Preference" was the greater of (i) 200% of the Original Issue Price plus accrued and unpaid dividends or (ii) pro rata participation on an as converted to common stock basis, plus a cash payment of $0.75 (50% of the Original Issue Price). Upon any liquidation of the Company, after the preferred payments to the holders of the Series B Preferred and the Series C Preferred, the Series B Preferred would participate ratably on an as converted basis, with the Series C Preferred and the common stock, until the Liquidation Preference and common stock proceeds equaled 300% of the Original Issue Price. In December 2006, the Company paid $10,225 to the holders of the Series B Preferred shares upon closing of the IPO.

- Participation in all dividends on an as-converted basis.

In connection with the issuance of the Series C Preferred Stock in October 2004, certain designations of the Series B Preferred were amended. The Series B Preferred, as amended, had the following additional designations:

- *Voting Rights* — Voted on an as-converted basis. In addition, the holders of a majority of the shares of Series B Preferred had to consent to, among other things, changes in the designations of the Series B Preferred and the Series C Preferred, the payment of dividends and any sale of or change in control of the Company.

- *Redemption* — redeemable at the option of the holder on or after November 12, 2006 at a price equal to the Liquidation Preference plus declared but unpaid dividends (the "Redemption Value"). The minimum redemption value was equal to 200% of the Original Issue Price plus accrued and unpaid dividends. If the holders of the Series C Preferred requested redemption prior to when the redemption payment for the Series B Preferred was made, then the Series C Preferred was to be paid in full prior to any redemption of the Series B preferred.

The Company provided straight-line annual accretion for the difference between the carrying value of the Series B Preferred and the Redemption Value so that on the redemption date the carrying value equaled the minimum Redemption Value. The Company recorded dividends and accretion aggregating $6,617, $7,345 and $7,192 for each of the years ended December 31, 2006, 2005 and 2004, respectively. In December 2006, upon closing of the IPO, all outstanding Series B Preferred shares, including accrued dividends, were converted into 9,643,036 common shares.

(c) Series C preferred stock:

In October 2004, the Company sold 5,102,041 shares of Series C convertible, redeemable, participating, preferred stock ("Series C Preferred") ($.01 par) at $0.98 per share for gross proceeds of $5,000 in a private placement. In connection with the private placement, the Company issued an additional 2,615,357 shares of Series C Preferred Stock in exchange for outstanding 8% Convertible Notes in the amount of $2,000 plus accrued interest. The 8% Convertible Notes were originally issued in June 2004 (see Note E).

In 2005, the Company issued 54,696 shares of Series C Preferred to management in connection with the 2005 Executive Bonus Plan (Note J[5]). The Company recorded compensation of $54 for the fair value of Series C Preferred valued at $0.98 per share.

In February 2006, the Company issued 67,998 shares of Series C Preferred to management in connection with the 2005 Executive Bonus Plan. The Company recorded compensation expense of $102 for the fair value of Series C Preferred valued at $1.50 per share.

Costs incurred in the Series C private placement are being amortized on a straight-line basis through the mandatory redemption date in 2006.

The Series C Preferred had the following designations:

- Convertible, including accrued dividends at 8% per year (compounded monthly) through the date of conversion, into common stock at $4.80 per share post split.

- *Automatic Conversion* — upon a qualified public offering, automatically converts, including dividends, to common stock at the Series C Original Issue Price.

- Cumulative dividends at 8% accrued through the earliest of the conversion, liquidation or redemption.

- *Liquidation Preference* — upon any Liquidation of the Company, the Series C Liquidation Preference was equal to the greater of (i) the Series C Original Issue Price plus accrued dividends and (ii) the amount the holders of the Series C Preferred would have received on an as-converted basis, ratably with the holders of the Series B Preferred and the common stock (with the Series B Preferred participating only up to 300% of the Original Issue Price), after the payment of all preferential amounts to the holders of Series B Preferred and Series C Preferred. A Liquidation was defined to also include a sale of the Company, unless a majority of the holders of the Series C Preferred elect not to do so.

- Participation in all dividends on an as-converted basis.

- *Voting Rights* — Voted on an as-converted basis. In addition, the holders of a majority of the shares of Series C Preferred must consent to, among other things, changes in the designations of the Series B Preferred and the Series C Preferred, the payment of dividends and any sale of or change in control of the Company.

- *Redemption* — redeemable at the option of the holder on or after November 12, 2006 at a price equal to the Series C Liquidation Preference plus accrued dividends (the "Redemption Value").

In connection with the Series C Preferred, the Company recorded dividends and accretion aggregating $709, $673 and $151 for each of the years ended December 31, 2006, 2005 and 2004, respectively. In December 2006, upon closing of the IPO, all outstanding Series C Preferred shares, including accrued dividends, were converted into 1,910,094 common shares.

[2] Common stock:

The Company completed an initial public offering of its common stock in December 2006.

In connection with the Company's initial public offering:

- The Company effected a 1 for 4.9 reverse stock split of its common stock on November 3, 2006. All share and per share amounts related to common stock, options and warrants included in the consolidated financial statements have been restated to reflect the reverse stock split. The conversion ratios of the Company's Series B Preferred Stock and Series C Preferred Stock have also been adjusted to reflect the reverse split.
- There were 7.5 million shares of common stock sold at $11.00 per share to the public, comprising 5 million shares of common stock sold by the Company and 2.5 million shares of common stock sold by existing stockholders. The Company received gross proceeds of $55,000, or $47,549 after deducting underwriting discounts and commissions of $3,850 and offering costs of $3,601. Upon closing of the IPO, all shares of redeemable preferred stock automatically converted into 11,553,130 shares of common stock.
- On January 3, 2007, the underwriters of the Company's initial public offering exercised their over-allotment option to purchase an additional 1,125,000 shares of common stock of the Company from certain existing stockholders. The Company did not receive any proceeds from the sale of the shares of the selling stockholders.

The Company completed a secondary offering of its common stock in August 2007.

In connection with this secondary offering:

- There were 2.8 million shares of common stock sold at $16.00 per share to the public, comprising 100,000 shares of common stock sold by the Company and 2.7 million shares of common stock sold by existing stockholders. The Company did not receive any proceeds from shares of common stock sold by the selling stockholders. The Company received gross proceeds of $1,600, or $1,002 after deducting underwriting discounts and commissions of $88 and offering costs of $510. The Company paid the offering costs of the selling stockholders.
- On August 13, 2007, the underwriters of the Company's secondary offering exercised their over-allotment option to purchase an additional 15,750 shares from the Company and 402,750 shares from one of the selling stockholders. The Company did not receive any proceeds from the sale of shares by the selling stockholder. The Company received gross proceeds of $252, or $238 after underwriting commissions of $14.

Options to purchase 1,018,407, 158,198 and 1,484 shares of common stock were exercised for each of the years ended December 31, 2007, 2006 and 2005, respectively, and the Company received aggregated proceeds of $1,589, $453 and $21, respectively.

[3] Warrants:

(a) Common stock:

Warrants to purchase 81,632 shares of common stock were exercised for the year ended December 31, 2006. Per the terms of the agreement, the holders of the warrants performed a cashless exercise in which the Company received 13,636 shares of common stock in lieu of proceeds of $150. These shares were retired into treasury stock.

As of December 31, 2007, there were no outstanding warrants. As of December 31, 2006, 35,714 warrants were outstanding to purchase common stock exercisable at $1.84 per share and 45,918 warrants were outstanding to purchase common stock exercisable at $2.94 per share. These warrants had a cashless exercise provision and expire in 2007 and 2013, respectively. In 2007, the Company issued 67,918 shares of common stock upon the exercise of warrants to purchase shares of common stock. The warrants were exercisable for up to 81,632 shares of common stock; however, pursuant to the terms of the warrant agreements, the holders of the warrants performed cashless exercises in which the Company issued fewer shares in lieu of receiving proceeds of $201.

(b) Preferred stock:

In October 2003, the Company issued warrants to purchase 90,000 shares of Series B Preferred, exercisable at $1.50 per share, in connection with entering into its revolving credit facility. Each warrant was valued at approximately $1.17 or an aggregate of $105, which was amortized to financing costs over the term of the facility (see Note B). Amortization for the year ended December 31, 2004 was $83. As a result of the Company's IPO and the conversion of the Series B Preferred shares to common shares, these warrants became exercisable into 45,918 shares of common stock at $2.94 per share. These warrants are included in the 81,632 common stock warrants exercised in 2007 as described in Note J [3] (a) above. There were no warrants related to preferred stock outstanding as of December 31, 2007.

[4] Stock option plans:

In November 1996, the Company adopted the Non-Executive Director Stock Option Plan (the "Directors Plan"), which was amended in 2003. The Directors Plan, as amended, allows the Company to issue up to 61,224 options to non-executive directors of the Company. The Plan provides that commencing June 30, 2004, all non-executive directors on the Board of Directors will initially be granted options to purchase 10,204 shares of common stock at the fair market value at the date of grant and that annually thereafter, each non-executive director will be granted an option to purchase 5,102 shares of common stock at the fair market value at the date of grant.

In November 1996, the Company adopted a stock option plan (the "1996 Option Plan"), which was amended in 2000. The 1996 Option Plan, as amended, allows the Company to issue up to 1,020,408 options to employees of the Company under incentive and nonstatutory stock option grants. The options generally become exercisable over a period of 3 years commencing at the date of grant and expire in 4-10 years from the date of grant. The exercise price of options granted pursuant to the 1996 Option Plan shall be no less than one hundred percent (100%) of the fair market value at the date of grant for incentive stock options, and eighty-five percent (85%) of the fair market value at the date of the grant for other options.

Through November 2001, the Company had issued 181,331 options to employees and directors at exercise prices above the fair market values at the dates of the grants.

In December 2001, the Company issued 93,545 options to employees at an exercise price of $4.90. The fair market value of the common stock at the date of this grant was $10.29. The Company recorded deferred compensation of $504 in connection with this issuance and amortized the cost over the three-year vesting period.

In September 2003, the Company adopted the 2003 Employees Stock Option Plan (the "2003 Option Plan"). The 2003 Option Plan allows the Company to issue up to 2,244,897 options to employees of the Company under incentive and nonstatutory stock option grants. In March 2006, the Plan was amended to allow the Company to issue 3,367,346 options. The options generally vest over a period of 3-4 years commencing at the date of grant and expire in 10 years. In 2003, the Company issued 1,721,565 options to purchase shares of common stock at $0.94 per share, which was the fair market value on the date of the grant.

In September 2006, the Company adopted the 2006 Omnibus Incentive Plan (the 2006 Plan). The 2006 Plan allows the Company to issue stock options, restricted stock, restricted stock units, stock appreciation rights, unrestricted stock, cash based awards or any combination of the foregoing. Any of the foregoing awards may be made subject to attainment of performance goals over a performance period of up to one or more years. The 2006 Plan allows the Company to issue up to 224,490 shares of common stock subject to awards pursuant to the 2006 Plan. The vesting period of the options granted is at the discretion of the Board of Directors and the options expire in 10 years. The exercise price of options granted shall be no less than one hundred percent (100%) of the fair market value at the date of grant or one hundred-ten percent (110%) if the option is granted to a ten percent stockholder. In November 2006, the number of shares eligible for issuance was increased to 2,653,061.

In 2005, the Company issued options to purchase 832,011 shares of common stock exercisable at $1.52 per share, which equaled fair market value on the dates of grant, to employees.

DOUBLE-TAKE SOFTWARE, INC.

Notes to Consolidated Financial Statements — (Continued)

In 2006, the Company issued options to purchase 638,637 shares of common stock, with a weighted average exercise price of $4.55 per share, which is based on exercise prices equal to the fair market value per share on the dates of grant to employees.

In 2007, the Company issued options to purchase 612,603 shares of common stock, with a weighted average exercise price of $17.66 per share, which is based on exercise prices equal to the fair market value per share on the dates of grant to employees.

	Year Ended December 31,					
	2007		2006		2005	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,929,081	$ 3.12	2,561,309	$ 3.79	2,508,347	$5.77
Options granted	612,603	$17.66	638,637	$ 4.55	832,011	$1.52
Options cancelled	(99,782)	$10.31	(112,667)	$26.32	(777,565)	$7.76
Options exercised(1)	(1,018,407)	$ 1.55	(158,198)	$ 0.98	(1,484)	$0.94
Outstanding at end of year	2,423,495	$ 7.15	2,929,081	$ 3.12	2,561,309	$3.78
Options exercisable at year end	1,566,352	$ 4.43	2,048,651	$ 3.05	1,211,057	$6.60
Options not vested at year end(2)	857,143	$12.13	880,430	$ 3.26		

(1) Intrinsic value of $16,147, $1,398 and $1 in 2007, 2006 and 2005, respectively. Cash received of $1,589, $453 and $1 in 2007, 2006 and 2005, respectively.

(2) 481,460 options are expected to vest in 2008.

A summary of the status of the Company's nonvested options and changes during the year is presented below:

	Year Ended December 31, 2007	
	Shares	Weighted Average Grant Date Fair Value
Nonvested options at beginning of year	880,430	$ 5.21
Options granted	612,603	$13.19
Options vested	(567,266)	$ 4.77
Options cancelled	(68,624)	$ 8.97
Nonvested options at end of year	857,143	$12.13

The Company's policy is to issue new shares upon exercise of options as the Company does not hold shares in treasury.

The following tables summarize information about stock options outstanding at December 31, 2007 and 2006:

	December 31, 2007		
Exercise Price	Number of Shares Outstanding	Number of Shares Exercisable	Weighted Average Remaining Contractual Life of Shares Exercisable (in years)
$0.94	415,354	412,382	5.39
$1.52	724,942	620,706	7.13
$1.96	337,692	186,688	5.24
$7.06	166,760	101,963	5.71
$11.00	28,995	23,202	5.96
$14.90	22,706	4,679	6.13
$16.77	399,190	65,977	6.34
$17.20	16,400	249	6.58
$17.42	37,500	—	6.36
$19.60	142,856	142,856	2.26
$21.27	100,750	—	6.99
$21.58	22,700	—	6.84
$37.29	7,650	7,650	2.52
	2,423,495	1,566,352	

	December 31, 2006		
Exercise Price	Number of Shares Outstanding	Number of Shares Exercisable	Weighted Average Remaining Contractual Life of Shares Exercisable (in years)
$0.94	1,260,218	1,120,154	6.48
$1.52	817,394	578,259	8.12
$1.96	371,795	104,763	6.24
$4.90	3,963	3,963	0.92
$7.06	189,311	5,612	6.71
$10.29	61,926	61,926	0.25
$11.00	70,908	20,408	6.96
$19.60	142,856	142,856	3.26
$37.29	10,710	10,710	2.52
	2,929,081	2,048,651	

The aggregate intrinsic value of stock options outstanding at December 31, 2007 was approximately $35,422. The aggregate intrinsic value of stock options exercisable at December 31, 2007 was approximately $27,204.

The Company expects to recognize future compensation costs aggregating $7,781 for options granted but not vested as of December 31, 2007. Such amount will be recognized over the weighted average requisite service period, which is expected to be approximately 3 years.

The Company has reserved shares of common stock for issuance upon redemption of preferred stock and the exercise of warrants and options as follows:

	December 31, 2007	December 31, 2006
Shares reserved for:		
The Directors Plan	25,510	61,224
1996 Option Plan	150,506	219,455
2003 Option Plan	1,472,350	3,258,708
2006 Option Plan	2,631,767	2,653,061
Common stock warrants	—	35,714
Series B warrants	—	45,918
	4,280,133	6,274,080

Upon adoption of SFAS 123(R), the Company selected the Black-Scholes option pricing model as the most appropriate model for determining the estimated fair value for stock-based awards. The fair value of stock option awards subsequent to January 1, 2006 is amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. Expected volatility was calculated based on reported data for a peer group of publicly traded companies for which historical information was available. The Company will continue to use peer group volatility information until historical volatility of the Company is relevant to measure expected volatility for future option grants. The average expected life was determined according to the "SEC shortcut approach" as described in SAB 107, *Disclosure about Fair Value of Financial Instruments*, which is the mid-point between the vesting date and the end of the contractual term. The risk-free interest rate is determined by reference to U.S. Treasury yield curve rates with a remaining term equal to the expected life assumed at the date of grant. Forfeitures are estimated based on the Company's historical analysis of actual stock option forfeitures. Prior to 2006, the Company used the minimum value method for disclosing the pro forma effects of stock options as permitted for private companies under SFAS 123. The assumptions used in the Black-Scholes option-pricing model are as follows:

	Year Ended December 31,		
	2007	2006	2005
Expected Term	7 years	7 years	10 years
Volatility	77.46% — 80.0%	80.00%	0.01%
Risk free rate	4.12%-4.82%	4.36% — 5.12%	3.63% — 4.53%
Dividend Yield	—	—	—

During 2006 and 2005, prior to the IPO, the Company granted stock options with exercise prices as follows:

Measurement Date	Number of Options Granted	Exercise Price	Fair Market Value per Share on Accounting Measurement Date	Intrinsic Value
Jan — Mar 2005	420,104	$ 1.52	$ 1.52	$0.00
Apr — Jun 2005	394,264	$ 1.52	$ 1.52	$0.00
Jul — Sep 2005	12,755	$ 1.52	$ 1.52	$0.00
Oct — Dec 2005	5,000	$ 1.52	$ 1.52	$0.00
Jan — Mar 2006	—	—	—	—
Apr — Jun 2006	376,520	$ 1.96	$ 7.06	$5.09
Jul — Sep 2006	179,126	$ 7.06	$ 9.02	$1.96
Oct 2006	10,204	$ 7.06	$ 9.02	$1.96
Nov — Dec 2006	70,908	$11.00	$11.00	$0.00

The board of directors determined at each grant date in 2005 that the per share fair market value of the common stock underlying stock options granted in 2005 was $1.52 per share. These estimates were determined primarily based upon internal valuation estimates as well an arm's-length transaction involving the Company's preferred stock in October 2004. During 2005, the Company experienced significant changes in the senior management team and experienced delays in rolling out the Company's products and services and uncertainties surrounding new development projects, all of which resulted in a high degree of uncertainty as to whether the Company could achieve its business goals. In addition, the Company was also involved in patent litigation, the outcome of which was uncertain. While mediation efforts surrounding this litigation failed in May 2005, the new senior management was able to settle this matter in December 2005. As a result of these uncertainties, the board of directors determined that the fair market value of the common stock underlying stock options granted in 2005 should remain at $1.52 per share throughout the period. The Company has subsequently determined that no reassessment of this estimate is appropriate.

In January 2006, the Company determined that because of the settlement of the patent litigation in December 2005 and the achievement of several important business milestones in late 2005, such as a new product launch and two consecutive quarters of profitable operating results, the valuation of the common stock was more complex and required the assistance of an independent valuation specialist. As a result, the Company engaged an unrelated valuation specialist in February 2006 to prepare a valuation of our common stock as of December 31, 2005. The valuation specialist considered several methodologies in its analysis, including an analysis of guideline public companies, an analysis of comparable company transactions, and a discounted cash flow analysis. The results of the public company and comparable company transaction components of the analysis vary not only with factors such as revenue, EBITDA, and income levels, but also with the performance of the public market valuation of the companies at the time and the selected transactions used in the analysis. The final valuation conclusion was based on the discounted cash flow analysis in light of the results of the market-based analysis. The discounted cash flow analysis, an income-based approach, involves applying appropriate discount rates to estimated future free cash flows, which were based on management's forecasts of revenue and costs at the time. As with any valuation based on the discounted cash flow method, the underlying assumptions involve a significant degree of complexity and judgment. Once the enterprise value of the Company was determined, the result was reconciled to equity value after the consideration of any interest-bearing debt and excess working capital. The equity value was allocated between preferred and common classes of stock in accordance with the current value method. In determining the per share value of the common shares, management, without taking into account discounts for lack of marketability or lack of control, divided the equity value by the number of common stock equivalents. The discounted cash flow method resulted in an estimated fair market value of the Company's common stock as of December 31, 2005 of $1.96 per share. The valuation report was used as an aid to the board of directors in determining the fair market value of the common stock underlying the options granted in January through May 2006. Based on the results of this valuation, which was completed in April 2006, the board of directors determined at that time that the fair market value per share of the Company's common stock was $1.96 per share during this period. All stock options granted during this period have an exercise price equal to the board of director's fair market value determination of $1.96 per share.

In August 2006, the same independent valuation specialist was engaged to perform a valuation of the Company's common stock as of June 30, 2006. The valuation report was used as an aid by the board of directors in determining the fair market value of the common stock underlying the stock options granted through June 2006. The valuation specialist used substantially the same analysis and methodologies as it did for the previous valuation and determined that the fair market value of the common stock was $7.06 per share as of September 30, 2006.

As a result of reviews of the Company's stock option grants, management determined that reassessments of the fair market value estimates for grants made during the nine months ended September 30, 2006 were appropriate.

As an initial matter, management concluded that because the Company's business had demonstrated continued growth and improvement during the six months ended June 30, 2006 and the fair market value of the Company's common stock was in a period of sequential increases, a valuation report that estimated the fair market value of the common stock nearest to the end of the period, rather than the beginning of the period, would provide a more reliable and conservative estimate of the fair market value of the Company's common stock underlying stock option grants whose measurement dates for accounting purposes occurred in the second quarter of 2006, which were all options granted from January 1 through June 30, 2006. As a result of this reassessment, management retrospectively estimated that the fair market value of the Company's common stock for purposes of determining the appropriate compensation expense for options granted with a measurement date in the second quarter of 2006 was $7.06 per share.

During the third quarter of 2006 and through the fourth quarter of 2006, the Company continued to demonstrate growth and improvement moving towards the initial public offering. To reflect this progress and to achieve consistency with the valuation methodologies used by the underwriters of our initial public offering to establish the price range for the offering, management refined some of the assumptions relied upon in the valuation report to closer align the fair market value with the midpoint of the price range for the initial public offering. As a result of these adjustments, management estimated that the fair market value of the Company's common stock for purposes of determining the appropriate compensation expense for options granted in the third quarter of 2006 and through the date of the initial public offering was $9.02 per share.

As a result of the reassessment of the fair market value of the Company's common stock underlying stock option grants to employees, the Company recorded additional stock-based compensation for each stock option granted during the period from July 1, 2006 through December 14, 2006, based upon the retrospectively determined fair market value of the stock options at the relevant measurement dates of the stock option grants. The unearned stock-based compensation is expensed ratably over the vesting periods of these stock options.

Stock options granted after the Company's initial public offering were granted with an exercise price equal to the price of the Company's common stock at the closing market price on the day of the grant.

The following table presents the stock-based compensation expense for the years ended December 31, 2007, 2006 and 2005.

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
Cost of revenue, maintenance and professional services	190	118	—
Sales and marketing	451	242	—
Research and development	280	266	—
General and administrative	$1,700	$1,589	$119
	$2,621	$2,215	$119

[5] Stock purchase plan/executive bonus plans:

In 2005, the Company adopted the 2005 Executive Bonus Plan under which 175,000 shares of Series C Preferred were reserved for issuance. In 2005, the Company issued 54,696 shares of Series C Preferred to certain of its executives and recorded a compensation charge of $54 based on the fair value of the Series C Preferred at $0.98 per share.

In February 2006, the Company issued 67,998 shares of Series C Preferred to certain of its executives and recorded a compensation charge of $102 based on the fair value of the Series C Preferred at $1.50 per share.

In December 2006, upon closing of the IPO, all outstanding Series C Preferred shares, including accrued dividends, were converted into common shares.

NOTE K — PROFIT SHARING PLAN

Effective March 1, 1996, the Company adopted a defined contribution plan (the "Plan"), which, as amended, qualifies under Section 401(k) of the Internal Revenue Code. The Plan covers all employees who meet eligibility requirements. Employer contributions are discretionary. The Company made discretionary contributions to the Plan of $258, $0, and $0 for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE L — SEGMENT INFORMATION

The Company operates in one reportable segment.

The Company operates in three geographic regions: North America, Europe, Middle East & Africa and Asia-Pacific. All transfers between geographic regions have been eliminated from consolidated revenues. Revenue and long-lived assets by geographic region are as follows:

	Year Ended December 31,		
	2007	2006	2005
Revenue:			
North America	$53,673	$43,089	$31,291
Europe, Middle East & Africa	26,690	15,815	7,168
Asia-Pacific	2,405	1,936	2,251
	$82,768	$60,840	$40,710

	December 31, 2007	December 31, 2006
Long-lived assets:		
North America	$3,921	$2,733
Europe, Middle East & Africa	263	267
Asia-Pacific	—	—
	$4,184	$3,000
Intangible assets:		
North America	$1,928	$ —
Europe, Middle East & Africa	3,133	3,835
Asia-Pacific	—	—
	$5,061	$3,000

Note M — Related Party Transactions

After the acquisition of Double-Take EMEA, the Company has had transactions with Sunbelt Software Distribution, Inc., or Sunbelt Distribution. An officer of Double-Take Software Inc. is the director and chief executive officer of Sunbelt Distribution. The balances and transactions with Sunbelt Distribution are described below:

	December 31, 2007	December 31, 2006
Trade Receivable	$2,901	$931
Trade Payable	$ 47	$ 20

	Year Ended December 31, 2007	May 24, 2006 to December 31, 2006
Sales to Sunbelt Distribution	$10,865	$4,537
Purchases from Sunbelt Distribution	$ 233	$ 265

Note N — Subsequent events

On January 24, 2008 the Company filed a registration statement on Form S-3 to register 3,184,519 shares for disposition for certain stockholders. Between November 2002 and October 2004, the Company issued shares of preferred stock in private placement transactions with institutional and other accredited investors, including the selling stockholders. The shares of preferred stock issued in these private placements and outstanding immediately prior to the initial public offering in December 2006 were automatically converted into shares of the Company's common stock in connection with the initial public offering. In connection with the Company's October 2004 private placement, the Company entered into an amended and restated registration rights agreement. Pursuant to the terms of the registration rights agreement, upon the request of the selling stockholders the Company filed a registration statement on Form S-3 with the SEC in order to register the disposition from time to time of shares of the Company's common stock held by the selling stockholders.

Double-Take Software, Inc.

Schedule II — Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions (See Notes Below)	Balance at End of Period
	(In thousands, except for share and per share amounts)			
Year ended December 31, 2005:				
Allowance for doubtful accounts	$ 200	$ 100	$ 26	$ 274
Valuation allowance on deferred tax assets	$27,244	$ 1,234	—	$28,478
Year ended December 31, 2006:				
Allowance for doubtful accounts	$ 274	$ 296	—	$ 570
Valuation allowance on deferred tax assets	$28,478	$ (3,443)	—	$25,035
Year ended December 31, 2007:				
Allowance for doubtful accounts	$ 570	$ 43	14	$ 599
Valuation allowance on deferred tax assets	$25,035	$9,955(3)	$8,960	$26,030

(1) Deductions from provisions represent losses or expenses for which the respective provisions were created. In the case of the provision for doubtful accounts, such deductions are reduced by recoveries of amount previously written-off.

(2) Adjustments associated with the Company's assessment of its deferred tax assets (principally related to federal and state net operating loss carryforwards.

(3) Includes a valuation allowance of $6,425 representing 100% of the deferred tax asset of Double-Take Software Canada, Inc. acquired in December 2007.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.***

None

Item 9A. ***Controls and Procedures.***

Disclosure Controls and Procedures

We maintain disclosure controls and procedures, which are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commissions rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, an evaluation was performed on the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of December 31, 2007.

Changes in Internal Controls and Procedures

There were no changes in the Company's internal controls over financial reporting during the fourth quarter of 2007 that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Management of Double-Take Software, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934).

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment our management has concluded that, as of December 31, 2007, our internal control over financial reporting was effective.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 did not include the internal controls of TimeSpring Software Corporation because it was acquired by us in December 2007. The financial statements of TimeSpring Software Corporation are included in our consolidated financial statements from the date of acquisition and constitute approximately 1.4% of total assets and approximately 0% and 0% of revenues and net income, respectively, as of and for the year ended December 31, 2007.

Our Independent Registered Public Accounting Firm, Eisner LLP, has audited and issued a report on our internal control over financial reporting. The report of Eisner LLP appears below:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Double-Take Software, Inc.

We have audited Double-Take Software, Inc. and subsidiaries (the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Annual Report on Internal Control over Financial Reporting, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 did not include the internal controls of TimeSpring Software Corporation because it was acquired by the Company in a purchase business combination during 2007. TimeSpring Software Corporation constituted approximately 1.4% of total assets and approximately 0% and 0% of revenues and net income, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of TimeSpring Software Corporation.

In our opinion, Double-Take Software, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Double-Take Software, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity (deficit), cash flows and schedule II for each of the years in the three-year period ended December 31, 2007, and our report dated March 14, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ Eisner LLP

New York, New York
March 14, 2008

Item 9B. ***Other Information.***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

Executive Officers

Pursuant to General Instruction G(3) of Form 10-K, information regarding our executive officers is set forth in Part I of this annual report under the caption Item 1. "Executive Officers of Double-Take Software".

Code of Ethics

As part of our system of corporate governance, our board of directors has adopted a Code of Business Conduct and Ethics that is applicable to all of our employees, and also contains provisions only applicable to our Chief Executive Officer and senior financial officers. Our Code of Business Conduct and Ethics is available on the Investor Relations — Corporate Governance page of our web site at http://www.doubletake.com. We intend to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Business Conduct and Ethics that applies to our Chief Executive Officer or senior financial officers, by posting such information on our web site at the address above.

Additional Information

Additional information regarding directors, executive officers and corporate governance is incorporated herein by reference to our 2008 Proxy Statement to be filed with the SEC within 120 days after the end of the fiscal year covered by this annual report with respect to our Annual Meeting of Stockholders to be held on May 23, 2008.

Item 11. *Executive Compensation.*

Information responsive to this item is incorporated herein by reference to our 2008 Proxy Statement to be filed with the SEC within 120 days after the end of the fiscal year covered by this annual report with respect to our Annual Meeting of Stockholders to be held on May 23, 2008.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information about securities available for issuance under our equity compensation plans as of December 31, 2007:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1)	2,423,495	$7.15	1,835,344
Equity compensation plans not approved by security holders	0	$0.00	0
total	2,423,495	$7.15	1,835,344

(1) Consists of shares of common stock to be issued upon exercise of outstanding options granted under our Non-Executive Director Stock Option Plan, 2003 Employees Stock Option Plan and 2006 Omnibus Incentive Plan. Of these plans, the only plan under which options may be granted in the future is the 2006 Omnibus Incentive Plan.

Security Ownership of Certain Beneficial Owners and Management

Information responsive to this item is incorporated herein by reference to our 2008 Proxy Statement to be filed with the SEC within 120 days after the fiscal year covered by this annual report with respect to our Annual Meeting of Stockholders to be held on May 23, 2008.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

Information responsive to this item is incorporated herein by reference to our 2008 Proxy Statement to be filed with the SEC within 120 days after the fiscal year covered by this annual report with respect to our Annual Meeting of Stockholders to be held on May 23, 2008.

Item 14. *Principal Accountant Fees and Services.*

Information responsive to this item is incorporated herein by reference to our 2008 Proxy Statement to be filed with the SEC within 120 days after the fiscal year covered by this annual report with respect to our Annual Meeting of Stockholders to be held on May 23, 2008.

PART IV

Item 15. *Exhibits, Financial Statement Schedules.*

(a) (1) The information required by this item is included in Item 8 of Part II of this annual report.

(2) The information required by this item is included in Item 8 of Part II of this annual report.

(3) Exhibits: See Index to Exhibits. The Exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as part of this annual report.

(b) Exhibits: See Index to Exhibits. The Exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as part of this annual report.

(c) Not applicable

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southborough, Commonwealth of Massachusetts, on March 17, 2008.

DOUBLE-TAKE SOFTWARE, INC.

By: /s/ Dean S. Goodermote

Dean Goodermote
President, Chief Executive Officer and
Chairman of the Board of Directors
(Duly Authorized Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on March 17, 2008 by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Dean S. Goodermote Dean S. Goodermote	President, Chief Executive Officer, and Chairman of the Board of Directors (Principal Executive Officer)	March 17, 2008
/s/ S. Craig Huke S. Craig Huke	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 17, 2008
/s/ Paul Birch Paul Birch	Director	March 17, 2008
/s/ Ashoke (Bobby) Goswami Ashoke (Bobby) Goswami	Director	March 17, 2008
/s/ John B. Landry John B. Landry	Director	March 17, 2008
/s/ Laura L. Witt Laura L. Witt	Director	March 17, 2008
/s/ John W. Young John W. Young	Director	March 17, 2008

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
2.01(1)	Share Purchase Agreement dated as of May 23, 2006, by and among Double-Take Software, Inc. (the "Company"), Sunbelt International S.A.R.L. and Mr. Joe Murciano.
2.02(7)	Share Purchase Agreement among Double-Take Software Canada, Inc. a Canadian Corporation, Double-Take Software, Inc., a Delaware Corporation, TimeSpring Software Corporation, a Canadian Corporation, and the Shareholders of TimeSpring Software Corporation for the sale of all of the issued and outstanding shares of TimeSpring Software Corporation as of December 24, 2007.
3.01(1)	Second Amended and Restated Certificate of Incorporation of the Company.
3.02(1)	Second Amended and Restated Bylaws of the Company.
4.01(1)	Form of certificate representing the Common Stock, par value $.001 per share, of the Company.
10.01*(1)	1996 Employees Stock Option Plan.
10.02*(1)	Form of Incentive Stock Award pursuant to the 1996 Employees Stock Option Plan.
10.03*(1)	Non-Executive Director Stock Option Plan.
10.04*(1)	Form of Non-Qualified Incentive Stock Option Award pursuant to the Non-Executive Director Stock Option Plan.
10.05*(1)	2003 Employees Stock Option Plan.
10.06*(1)	Form of Incentive Stock Award pursuant to the 2003 Employees Stock Option Plan.
10.07*(1)	Double-Take Software 2006 Omnibus Incentive Plan.
10.08A*(1)	Form of Incentive Stock Option Agreement pursuant to the Double-Take Software 2006 Omnibus Incentive Plan.
10.08B*(1)	Form of Nonqualified Stock Option Agreement pursuant to the Double-Take Software 2006 Omnibus Incentive Plan.
10.08C*(1)	Form of Director Nonqualified Stock Option Agreement pursuant to the Double-Take Software 2006 Omnibus Incentive Plan.
10.09*(1)	Form of Double-Take Software, Inc. Indemnification Agreement.
10.10*(1)	NSI Executive Compensation Plan 2006.
10.11(1)	Amended and Restated Registration Rights Agreement dated as of October 6, 2004, among the Company and the Holders Named Therein (the "Registration Rights Agreement").
10.12(1)	Amendment and Joinder to the Registration Rights Agreement dated as of July 31, 2006.
10.13(1)	Lease Agreement, dated June 12, 2000, between E-L Allison Pointe II, LLP and the Company.
10.14(1)	First Amendment to the Lease Agreement, dated June 15, 2000, by and between E-L Allison Pointe II, LLP and the Company.
10.15(1)	Loan and Security Agreement dated as of October 16, 2003, among the Company and Silicon Valley Bank.
10.16(1)	Loan Modification Agreement, dated as of April 26, 2004, by and between Silicon Valley Bank and the Company.
10.17(1)	Third Loan Modification Agreement, by and between Silicon Valley Bank and the Company.
10.18(1)	Fifth Loan Modification Agreement, by and between Silicon Valley Bank and the Company.
10.19(1)	Seventh Loan Modification Agreement, by and between Silicon Valley Bank and the Company.
10.20(1)	Eighth Loan Modification Agreement, between Silicon Valley Bank and the Company.
10.21(1)	Ninth Loan Modification Agreement, between Silicon Valley Bank and the Company.
10.22*(1)	Employment Letter, dated August 7, 2006, between Double-Take Software, Inc. and Dean Goodermote.
10.23*(1)	Employment Letter, dated October 31, 2006, between Double-Take Software, Inc. and S. Craig Huke.
10.24*(1)	Employment Letter, dated October 31, 2006, between Double-Take Software, Inc. and Daniel M. Jones.

Exhibit No.	Exhibit Description
10.25+	Products License and Distribution Agreement, dated as of November 16, 2001, by and between the Company and Dell Products L.P. by and on behalf of itself and Dell Computer Corporation.
10.26(1)	Amendment 3 to Products License and Distribution Agreement, dated as of December 2, 2003, between the Company and Dell Computer Corporation.
10.27+(1)	Amendment 4 to Products License and Distribution Agreement, effective as of July 25, 2003, between the Company and Dell Computer Corporation.
10.28+(1)	Amendment 5 to Products License and Distribution Agreement, dated as of December 2, 2003, between the Company and Dell Computer Corporation.
10.29(1)	Amendment 6 to Products License and Distribution Agreement, effective as of February 26, 2004, between the Company and Dell Computer Corporation.
10.30(1)	Amendment 7 to Products License and Distribution Agreement, effective as of February 18, 2005, between the Company and Dell Computer Corporation.
10.31+(1)	Amendment to Products License and Distribution Agreement, effective as of January 31, 2006, between the Company and Dell Computer Corporation.
10.31A(3)	Amendment to the products License and Distribution Agreement, effective as of June 13, 2007, between the Company and Dell Computer C
10.32(1)	Restated Xcelerate! Distributor Agreement, dated as of August 28, 2006, between Double-Take Software, Inc. and Sunbelt International.
10.33(1)	Xcelerate! Partner Agreement, dated August 2, 2001, between the Company and Sunbelt Software Distribution Inc.
10.34(1)	Addendum 1 to Xcelerate Partner Agreement, dated August 2, 2001, between the Company and Sunbelt Software Distribution Inc.
10.35(1)	Addendum 3 to Xcelerate Partner Agreement, dated November 27, 2001, between the Company and Sunbelt Software Distribution Inc.
10.36(1)	Addendum 4 to Xcelerate Partner Agreement, dated May 31, 2002, between the Company and Sunbelt Software Distribution Inc.
10.37(1)	Addendum 4 to Xcelerate Partner Agreement, dated August 27, 2002, between the Company and Sunbelt Software Distribution Inc.
10.38(1)	Amendment 5 to Xcelerate Partner Agreement, dated February 13, 2004, between the Company and Sunbelt Software Distribution Inc.
10.39(1)	Amendment 6 to Xcelerate Partner Agreement, dated February 14, 2004, between the Company and Sunbelt Software Distribution Inc.
10.40(1)	Amendment 7 to Xcelerate Partner Agreement, dated March 22, 2005, between the Company and Sunbelt Software Distribution Inc.
10.41(1)	Amendment 8 to Xcelerate Partner Agreement, dated April 1, 2005, between the Company and Sunbelt Software Distribution Inc.
10.42(1)	Amendment 9 to Xcelerate Partner Agreement, dated February 15, 2006, between the Company and Sunbelt Software Distribution Inc.
10.48*(1)	Form of Non-Disclosure Confidentiality Agreement.
10.49(2)	Loan Modification Agreement dated May 9, 2007 between Silicon Valley Bank and Double-Take Software, Inc.
10.50*(4)	Form of Change in Control Severance Agreement between Double-Take Software, Inc. and Dean Goodermote, S. Craig, Huke, Daniel M. Jones and Michael Lesh.
10.51*(5)	Amended and Restated Employment/Severance Agreement, dated November 9, 2007, between Double-Take Software, Inc. and Robert L. Beeler.
10.52*(6)	Amended and Restated Employment/Severance Agreement, dated November 9, 2007, between Double-Take Software, Inc. and David J. Demlow.
21.01	Subsidiaries of the Company.
23.01	Consent of Eisner LLP.

Exhibit No.	Exhibit Description
31.01	Certification of Chief Executive Officer and pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.02	Certification of Chief Financial Officer and pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.01	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Represents a management contract or compensatory plan or arrangement.

\+ Confidential treatment has been requested for certain portions of these agreements, and the confidential portions were filed separately with the SEC.

(1) The copy of this exhibit filed as the same exhibit number to the Company's Registration Statement on Form S-1 (File No. 333-136499) is incorporated herein by reference.

(2) The copy of this exhibit filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 is incorporated herein by reference.

(3) The copy of this exhibit filed as the same exhibit number to the Company's Current Report on Form 8-K/A filed on July 23, 2007 is incorporated herein by reference.

(4) The copy of this exhibit filed as the Exhibit 10.48 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 is incorporated herein by reference.

(5) The copy of this exhibit filed as the Exhibit 10.49 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 is incorporated herein by reference.

(6) The copy of this exhibit filed as the Exhibit 10.50 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 is incorporated herein by reference.

(7) The copy of this exhibit filed as the same exhibit number to the Company's Current Report on Form 8-K filed on December 28, 2007 is incorporated herein by reference.

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DOUBLE-TAKE SOFTWARE, INC.

257 Turnpike Road, Suite 210
Southborough, Massachusetts 01772

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
MAY 23, 2008

To Our Stockholders:

You are cordially invited to attend our 2008 Annual Meeting of Stockholders, which will be held on Friday, May 23, 2008, at 9:00 a.m. local time, at The Harvard Club of Boston located at 374 Commonwealth Avenue, Boston, Massachusetts, 02215 for the following purposes:

1. to elect five members of the Board of Directors;

2. to ratify the appointment of Eisner LLP as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2008; and

3. to consider any other matters that properly come before the Annual Meeting or any adjournment or postponement thereof. Management is presently aware of no other business to come before the Annual Meeting.

Each outstanding share of Double-Take Software, Inc. common stock (NASDAQ: DBTK) entitles the holder of record at the close of business on March 31, 2008, to receive notice of and to vote at the Annual Meeting or any adjournment or postponement of the Annual Meeting. Shares of our common stock can be voted at the Annual Meeting only if the holder is present in person or by valid proxy. We have enclosed a copy of our Proxy Statement and our 2007 Annual Report on Form 10-K, which includes financial statements. Management cordially invites you to attend the Annual Meeting.

IF YOU PLAN TO ATTEND:

Please note that space limitations make it necessary to limit attendance to stockholders and one guest. Registration and seating will begin at 8:30 a.m. local time. Stockholders holding stock in brokerage accounts ("street name" holders) will need to bring to the meeting a letter from the broker, bank or other nominee confirming their beneficial ownership of the shares to be voted. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

By Order of the Board of Directors

S. Craig Huke
Corporate Secretary

April 21, 2008

IMPORTANT: WHETHER OR NOT YOU EXPECT TO ATTEND IN PERSON, WE URGE YOU TO VOTE YOUR SHARES AT YOUR EARLIEST CONVENIENCE. THIS WILL ENSURE THE PRESENCE OF A QUORUM AT THE ANNUAL MEETING. PROMPTLY VOTING YOUR SHARES BY SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD WILL SAVE US THE EXPENSE AND EXTRA WORK OF ADDITIONAL SOLICITATION. AN ADDRESSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES IS ENCLOSED. SUBMITTING YOUR PROXY NOW WILL NOT PREVENT YOU FROM VOTING YOUR SHARES AT THE MEETING IF YOU DESIRE TO DO SO, AS YOUR PROXY IS REVOCABLE AT YOUR OPTION. YOUR VOTE IS IMPORTANT, SO PLEASE ACT TODAY.



DOUBLE-TAKE SOFTWARE, INC.

257 Turnpike Road, Suite 210
Southborough, Massachusetts 01772

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 23, 2008

This Proxy Statement (the "Proxy Statement"), which was first mailed to stockholders on or about April 21, 2008, is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of Double-Take Software, Inc. (hereinafter, "we" "us" "Company" and "Double-Take Software"), to be voted at the Annual Meeting of Stockholders (the "Annual Meeting") and at any adjournment or postponement of the Annual Meeting, which will be held at 9:00 a.m. local time on Friday May 23, 2008, at The Harvard Club of Boston located at 374 Commonwealth Avenue, Boston, Massachusetts, 02215, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders.

ABOUT THE ANNUAL MEETING

Purpose of the Annual Meeting

The purpose of the Annual Meeting is for our stockholders to consider and act upon the proposals described in this Proxy Statement and any other matters that properly come before the Annual Meeting or any adjournment or postponement thereof. Management is presently aware of no other business to come before the Annual Meeting. In addition, management will report on the performance of Double-Take Software and respond to questions from stockholders.

Proposals to be Voted Upon at the Annual Meeting

There are two proposals scheduled to be voted upon at the Annual Meeting. The two proposals for stockholders to consider and vote upon are:

- *Proposal No. 1:* To elect five directors to the Board, each of whom will hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified or until his or her earlier death, resignation, or removal.
- *Proposal No. 2:* To ratify the selection of Eisner LLP ("Eisner") as Double-Take Software's independent registered public accounting firm for the fiscal year ending December 31, 2008.

In addition, any other matters that properly come before the Annual Meeting or any adjournment or postponement thereof will be considered. Management is presently aware of no other business to come before the Annual Meeting.

Recommendation of the Board

The Board recommends that you vote FOR each of the nominees to the Board (Proposal 1) and FOR the ratification of the appointment of Eisner as our independent registered public accounting firm for the fiscal year ending December 31, 2008 (Proposal 2).

Voting at the Annual Meeting

Stockholders will be entitled to vote at the Annual Meeting on the basis of each share held of record at the close of business on March 31, 2008 (the "Record Date").

If, on the Record Date you hold shares of our common stock that are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company ("Continental"), you are considered the stockholder of record with respect to those shares, and Continental is sending these proxy materials directly to you on our behalf. As a stockholder of record, you may vote in person at the meeting or by proxy. Whether or not you plan to attend the Annual Meeting, we urge you to fill out and return the enclosed proxy card or to follow the Internet or telephone voting procedures explained on the proxy card.

If, on the Record Date you hold shares of our common stock in an account with a brokerage firm, bank, or other nominee, then you are a beneficial owner of the shares and hold such shares in street name, and these proxy materials are being forwarded to you by that organization. As a beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote the shares held in their account, and the nominee has enclosed or provided voting instructions for you to use in directing it how to vote your shares. The nominee that holds your shares, however, is considered the stockholder of record for purposes of voting at the Annual Meeting. Because you are not the stockholder of record, you may not vote your shares in person at the Annual Meeting unless you bring a letter from your broker, bank or other nominee confirming your beneficial ownership of the shares to the Annual Meeting. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted.

The shares represented by all valid proxies will be voted in accordance with the instructions specified on the proxy card. Where specific choices are not indicated, the shares represented by all valid proxies received will be voted FOR the nominees for directors named in this proxy statement and FOR ratification of the selection of Eisner LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008. Should any matter not described above be properly presented at the Annual Meeting, the persons named in the proxy form will vote in accordance with the recommendation of the Board or in the absence of such a recommendation, in accordance with their judgment.

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

You may revoke your proxy at any time before it is exercised at the Annual Meeting by submitting a new proxy bearing a later date, by providing written notice to our Corporate Secretary, or by voting in person at the Annual Meeting. Your presence at the Annual Meeting does not in and of itself revoke your proxy.

A list of stockholders of record as of the Record Date will be available for inspection during ordinary business hours at our offices located at 8470 Allison Pointe Boulevard, Suite 300, Indianapolis, Indiana 46250, from May 9, 2008 to the date of our Annual Meeting. The list will also be available for inspection at the Annual Meeting.

Quorum Requirement for the Annual Meeting

The presence at the Annual Meeting, whether in person or by valid proxy, of the persons holding a majority of shares of common stock on the Record Date will constitute a quorum, permitting us to conduct our business at the Annual Meeting. On the Record Date, there were 21,945,688 shares of common stock outstanding, held by 167 stockholders. Abstentions (i.e., if you or your broker mark "ABSTAIN" on a proxy card) and "broker non-votes" will be considered to be shares present at the meeting for purposes of a quorum. Broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal and generally occur because: (1) the broker does not receive voting instructions from the beneficial owner and (2) the broker lacks discretionary authority to vote the shares. Banks, brokers and other nominees cannot vote on their clients' behalf on "non-routine" proposals. Banks, brokers and other nominees can, however, vote your shares in their discretion for the election of directors and the ratification of the appointment of our independent registered public accounting firm.

Required Vote

Election of directors. Each director will be elected by a majority of the votes cast with respect to that director. For purposes of electing directors, a majority of the votes cast means that the number of shares voted "FOR" a director must exceed 50% of the votes cast with respect to that director. Abstentions and broker non-votes are not taken into account in determining the outcome of the election of directors.

Ratification of the appointment of independent registered public accounting firm. Approval of the proposal to ratify the Audit Committee's appointment of Eisner as our independent registered public accounting firm for the fiscal year ending December 31, 2008 requires the affirmative vote of the holders of at least a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting. Broker non-votes are not taken into account in determining the outcome of this proposal; however, abstentions will have the effect of a vote against this proposal.

Solicitation of Proxies

We will bear the cost of solicitation of proxies. This includes the charges and expenses of brokerage firms and others for forwarding solicitation material to beneficial owners of our outstanding common stock. We may solicit proxies by mail, personal interview, telephone or via the Internet through our officers, directors and other management employees, who will receive no additional compensation for their services.

CORPORATE GOVERNANCE STANDARDS AND DIRECTOR INDEPENDENCE

We have adopted Corporate Governance Guidelines, a Code of Business Conduct and Ethics, and a Related Person Transactions Policy as part of our corporate governance practices and in accordance with rules of the Securities and Exchange Commission (the "SEC") and the listing standards of The NASDAQ Stock Market ("NASDAQ").

Corporate Governance Matters

Our Board has adopted Corporate Governance Guidelines (the "Guidelines") and a Code of Business Conduct and Ethics (the "Code of Ethics"). The Guidelines set forth a framework within which the Board oversees and directs the affairs of Double-Take Software. The Guidelines cover, among other things, the composition and functions of the Board, director independence, stock ownership by our directors, management succession and review, Board committees, the selection of new directors, and director responsibilities and duties.

The Code of Ethics covers, among other things, compliance with laws, rules and regulations (including insider trading), conflicts of interest, corporate opportunities, confidentiality, protection and use of company assets, and the reporting process for any illegal or unethical conduct. The Code of Ethics is applicable to all of our officers, directors and employees, including our Chief Executive Officer and our Chief Financial Officer. The Code of Ethics includes provisions that are specifically applicable to our Chief Financial Officer and senior financial officers (as defined in the Code of Ethics).

Any waiver of the Code of Ethics for our executive officers or directors may be made only by our Board or a Board committee consisting solely of disinterested and independent directors and will be promptly disclosed as may be required by law or NASDAQ listing standards. If we amend our Code of Ethics or waive the Code of Ethics with respect to our Chief Executive Officer, principal financial officer or principal accounting officer, we will post the amendment or waiver on our website.

The Guidelines and Code of Ethics are each available on the Investor Relations section of our website, which is located at www.doubletake.com, under "Corporate Governance." The Guidelines are reviewed at least annually by our Nominating and Corporate Governance Committee, and changes are recommended to our Board for approval as appropriate.

Certain Relationships and Related Person Transactions

Transactions in Connection with our Initial Public Offering, Secondary Offering and Resale Registration Statement. In December 2006, we completed our initial public offering. ABS Capital Partners IV, L.P., ABS Capital Partners IV-A, L.P., ABS Capital Partners IV Offshore L.P. and ABS Capital Partners IV Special Offshore L.P., which we refer to as the ABS Entities, participated in the initial public offering as selling stockholders pursuant to the terms of a registration rights agreement among them and us. The ABS Entities sold an aggregate of 1,525,542 shares in December 2006 for gross proceeds of $15,606,295 and an aggregate of 954,752 shares in January 2007 upon the exercise of the underwriters' overallotment option for additional gross proceeds of $9,767,113. In connection with the sale of the shares by the ABS Entities in the initial public offering, we paid $20,000 in legal expenses incurred by the ABS Entities pursuant to the terms of a registration rights agreement among us and the ABS Entities. In August 2007, we completed a secondary offering, in which the ABS Entities sold an aggregate of 3,092,750 shares, which amount includes shares sold upon the exercise of the underwriters' over-allotment option, for aggregate gross proceeds of $49,484,000. In connection with the sale of the shares by the ABS Entities in the August secondary offering, we paid all of the costs, fees and expenses incurred in connection with the secondary offering in the aggregate amount of approximately $612,000. Upon the ABS Entities' exercise of their rights under the registration rights agreement with us, we filed a registration statement on Form S-3 in January 2008 to register the resale from time to time of 3,184,519 shares, the remaining shares held by the ABS Entities. In connection with the resale registration statement, we paid all of the costs, fees and expenses incurred in effecting the registration of the shares offered in the aggregate amount of approximately $29,000. Mr. Goswami and Ms. Witt are both managing members of the general partner of each of the ABS Entities, and Mr. Goodermote is a non-voting member of the general partner. Mr. Goswami, Ms. Witt and Mr. Goodermote each disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interests.

Double-Take EMEA Acquisition and Agreements with Jo Murciano. In May 2006, we entered into a share purchase agreement for the acquisition of all of the outstanding shares of Sunbelt System Software S.A.S., from its shareholders, Jo Murciano, who is one of our executive officers, and Sunbelt International S.A.R.L., of which Mr. Murciano is the Managing Director. Sunbelt Systems Software is now known as Double-Take Software S.A.S., or Double-Take EMEA, which was our primary distributor in Europe, the Middle East and Africa. As a result of his former shareholdings in Double-Take EMEA and his interest in Sunbelt International, Mr. Murciano was entitled to receive 62.5% of the amounts we paid in connection with the acquisition of Double-Take EMEA. In addition, in connection with the acquisition, Mr. Murciano became our Vice President of EMEA and President of Double-Take EMEA. In January 2008, Mr. Murciano became our Vice President of International.

Pursuant to the share purchase agreement, we paid $1.1 million to the former shareholders of Double-Take EMEA as the initial payment for the acquisition. The remaining portion of the total purchase price was payable in monthly payments based upon a percentage of the intercompany amounts paid by Double-Take EMEA to us each month in respect of purchases under our intercompany distribution agreement with Double-Take EMEA from the date of the share purchase agreement through December 31, 2007, which we refer to as the earn-out period. The base percentage for the calculation of the earn-out payments is 50% of the intercompany amounts for the month, although this percentage was decreased to 15% once the aggregate payments totaled $10 million. Earn-out payments after the initial payment of $1.1 million were $8.7 million through December 31, 2007. The final earn-out payment of approximately $0.3 million was paid in the first quarter of 2008.

An escrow account was established to hold 20% of our initial $1.1 million payment and 20% of each of our earn-out payments to satisfy claims against the selling shareholders that we may have from time to time as a result of breaches of representations, warranties or covenants through December 31, 2007. We anticipate that the funds in escrow will be released to the former shareholders of Double-Take EMEA in the second quarter of 2008.

The share purchase agreement provides that during the earn-out period we would continue to operate Double-Take EMEA in accordance with its past practices and the intercompany distribution agreement. During the earn-out period Double-Take EMEA also served as our exclusive distributor in Europe and the United Kingdom, subject to exceptions for worldwide licenses that we may have granted and certain agreements with our OEMs. In addition, we agreed that during the earn-out period Mr. Murciano would remain as President of Double-Take EMEA and receive the same compensation that he received prior to the acquisition.

Under our intercompany distribution agreement with Double-Take EMEA, which expired on December 31, 2007, Double-Take EMEA received a 48% discount on all orders for software licenses and internal training services and a 23% discount on all orders for training services that we provide to its customers. In addition, Double-Take EMEA could receive credits of up to 3% of its quarterly sales to be used to fund mutually agreed upon marketing programs. Double-Take EMEA could purchase maintenance contracts for purchased software licenses at 40% off our then-current list price. The intercompany distribution agreement provided for minimum sales goals of orders of new licenses for each quarter in the year ending December 31, 2007 that in the aggregate total $13,390,000. If Double-Take EMEA achieved at least 87.5% of a quarterly goal, it was eligible to receive a rebate on purchases of new software licenses equal to 5% of the list price for those software licenses purchased in that quarter. This rebate could be increased to 7.5% if Double-Take EMEA achieved at least 93.49% of its quarterly goal, and to 10% if it achieved 100% or more of its quarterly goal. In addition, during 2007 if we entered into any worldwide agreements for which we required Double-Take EMEA to provide technical support, we agreed to pay Double-Take EMEA 5% of our then-current list price for each license for which it provided technical support during the first year of the license.

Mr. Murciano is also a director and chief executive officer of Sunbelt Software Distribution, Inc., or Sunbelt Distribution, which is a reseller of our software and services. Mr. Murciano is the beneficial owner of approximately 31% of Sunbelt Distribution, which is also partly owned by Sunbelt International S.A.R.L. In 2007, our sales to Sunbelt Distribution totaled $10.8 million. Sunbelt Distribution continues to serve as a reseller of our software and services.

Under our distribution agreement with Sunbelt Distribution, Sunbelt Distribution receives a 30% discount on all orders for software licenses and internal training services, and a 10% discount on all orders for training services that we provide to its customers. In addition, Sunbelt Distribution receives credits of up to 2% of its total quarterly sales to be used to fund mutually agreed upon marketing programs. Sunbelt Distribution may purchase maintenance contracts for purchased software licenses at 20% off our then-current list price. The distribution agreement provides for minimum quarterly sales goals of orders of new licenses. In 2007 the aggregate of the quarterly sales goal was $8,500,000. If Sunbelt Distribution achieves at least 60% of a quarterly goal, it is eligible to receive a rebate equal to 10% of the aggregate value of licenses sold in that quarter multiplied by the percentage of the quarterly goal achieved. During 2007, Sunbelt Distribution attained 100% of the goals and received 10% of the aggregate value of licenses sold.

Related Person Transactions Policy. Our Board has adopted a Related Person Transactions Policy. The Related Person Transactions Policy sets forth our policy and procedures for review, approval and monitoring of transactions in which we and "related persons" are participants. Related persons include directors, nominees for director, officers, stockholders owning 5% or greater of our outstanding stock or any immediate family members of the aforementioned. The Related Person Transactions Policy is administered by a committee designated by the Board, which is currently the Audit Committee.

The Related Person Transactions Policy covers any related person transaction that meets the minimum threshold for disclosure in our annual meeting proxy statement under the relevant SEC rules, which is currently, transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest. Related person transactions must be approved, ratified or rejected, or referred to the Board, by the Committee. The policy provides that as a general rule all related person transactions should be on terms reasonably comparable to those that could be obtained by us in arm's length dealings with an unrelated third party. However, the policy takes into account that in certain cases it may be impractical or unnecessary to make such a comparison. In such cases, the transaction may be approved in accordance with the provisions of the Delaware General Corporation Law.

The Related Person Transactions Policy provides that management or the affected director or officer will bring any relevant transaction to the attention of the Audit Committee. Any director who has a direct or indirect material interest in the related person transaction should not participate in the Audit Committee or Board action regarding whether to approve or ratify the transaction. However, we recognize that there may be certain cases in which all directors are deemed to have a direct or indirect material interest in a transaction. In such cases, we may enter into such transaction if it is approved in accordance with the provisions of the Delaware General Corporation Law. The transaction must be approved in advance whenever practicable, and if not practicable, must be ratified as promptly as practicable. All related person transactions will be disclosed to the full Board, in the Company's proxy statement and other appropriate filings as required by the rules and regulations of the SEC and NASDAQ.

Our Board has determined that any related person transaction with another company at which a related person's only relationship is as an employee (other than an executive officer or an employee having direct supervisory authority over the transaction constituting the related party transaction) or beneficial owner of less than 10% of that company's equity interests, if the aggregate amount involved does not exceed the greater of $500,000 or 2% of that company's total annual revenues, shall be deemed to be pre-approved. A summary of any transaction entered into by us pursuant to the pre-approval policy described in this paragraph shall be submitted to the Audit Committee.

In addition, the Related Person Transactions Policy provides that transactions under our distribution agreement with Sunbelt Distribution need not be reviewed in advance but will be reviewed by the Audit Committee on a quarterly basis, and management will provide such information regarding these transactions as the Audit Committee may request.

Board Independence

Our Board believes, and our Guidelines require, that a majority of its members, and all the members of the Audit, Compensation and Nominating and Corporate Governance Committees, should be independent directors. Currently, five of the six members of our Board are independent directors, as defined in the applicable rules for companies traded on NASDAQ. NASDAQ's independence criteria includes a series of objective tests, such as whether a director is an employee of ours and whether a director has engaged in various types of business dealings with us. In addition, as further required by NASDAQ rules, the Board has made a subjective determination as to each independent director that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and us with regard to each director's business and personal activities as they may relate to us and our management. Based on this review and consistent with our independence criteria, the Board has affirmatively determined that all of our directors are independent of Double-Take Software and our management, with the exception of Dean Goodermote, who is an employee of Double-Take Software.

In accordance with our Guidelines, the independent members of our Board will hold at least two closed "executive session" meetings each year. A chairperson is selected for each executive session. In general, these meetings are intended to be used as a forum to discuss such topics as the independent directors deem necessary or appropriate, the annual evaluation of the Chief Executive Officer's performance, the annual review of the Chief Executive Officer's plan for management succession and the annual evaluation of the performance of the Board.

Meetings of the Board of Directors and its Committees

Information concerning the Board and its three standing committees is set forth below. Each Board committee currently consists only of directors who are not employees of the Company and who are "independent" as defined in NASDAQ's Marketplace Rules.

The Board and its committees meet regularly throughout the year, and also hold special meetings and act by written consent from time to time. The Board held a total of seven meetings during the fiscal year ended December 31, 2007. During that time all directors attended at least 75% of the aggregate number of meetings held by the Board and all committees of the Board on which such director served (during the period which such director served). The Board does not have a formal policy with respect to Board member attendance at annual meetings of stockholders, however our Guidelines express an expectation that Board members will make every effort to attend. Our 2007 annual meeting of stockholders was attended by all of our directors.

The Board of Directors has three standing committees: the Nominating and Corporate Governance Committee; the Compensation Committee; and the Audit Committee. The charters for the Nominating and Corporate Governance, Compensation, and Audit Committees can be accessed electronically in the "Corporate Governance" section on the Investor Relations page of our website at www.doubletake.com.

The Board conducts, and the Nominating and Corporate Governance Committee oversees, an annual evaluation of the Board's operations and performance in order to enhance its effectiveness. Recommendations resulting from this evaluation are made by the Nominating and Corporate Governance Committee to the full Board for its consideration.

BOARD COMMITTEES AND THEIR FUNCTIONS

The following table describes which directors serve on each of the Board's standing committees.

Name	Nominating and Corporate Governance Committee	Compensation Committee	Audit Committee
Dean Goodermote			
Paul D. Birch	X		X(1)
Ashoke (Bobby) Goswami	X(1)		
John B. Landry		X	X
Laura L. Witt	X	X(1)	
John W. Young		X	X

(1) Chairman

Audit Committee

The Board has established a separately designated standing Audit Committee in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, which met ten times during 2007. The Audit Committee is responsible, among its other duties and responsibilities, for engaging, overseeing, evaluating and replacing our independent registered public accounting firm, pre-approving all audit and non-audit services by that firm, reviewing the scope of the audit plan and the results of each audit with management and our independent registered public accounting firm, reviewing the internal audit function, reviewing the adequacy of our system of internal accounting controls and disclosure controls and procedures, reviewing the financial statements and related financial information we will include in our SEC filings, and exercising oversight with respect to our code of conduct and other policies and procedures regarding adherence with legal requirements. The members of our audit committee are Mr. Birch, who serves as chair of the committee, and Messrs. Landry and Young. The Board has determined that Mr. Birch is an "audit committee financial expert," as that term is currently defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. During 2007, Mr. Goswami also served on the Audit Committee until May 2007, at which time he stepped down from his position on the committee. The Board has determined that each member of the Audit Committee in 2007 was "independent" as defined in NASDAQ's Marketplace Rules. Under the rules of the SEC, members of the Audit Committee must also met heightened independence standards under the rules of the SEC. The Board determined that in 2007 each member of the Audit Committee met these heightened independence standards, except for Mr. Goswami. Because Mr. Goswami is a General Partner of ABS Capital Partners, which at the time he was serving on the committee owned greater than 29% of our common stock, the Board did not determine that he met the heightened independence standards for Audit Committee members. In appointing Mr. Goswami to the Audit Committee, the Board relied on the exemption from these standards afforded by Rule 10A-3(b)(iv) of the Securities Exchange Act of 1934. The Board does not believe that Mr. Goswami's participation in the affairs of the Audit Committee adversely affected the Audit Committee's ability to act independently or to satisfy the requirements of the SEC rules.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee (the "Nominating Committee") is responsible for recommending candidates for election to the Board. The Nominating Committee is also responsible for making recommendations to the Board or otherwise acting with respect to corporate governance matters, including board size and membership qualifications, recommendations with respect to director resignations tendered in the event a director fails to achieve a majority of votes cast in favor of his or her election, new director orientation, committee structure and membership, succession planning for officers and key executives, and communications with stockholders, among other duties and responsibilities. The members of our Nominating Committee are Mr. Goswami, who serves as chair of the committee, Mr. Birch and Ms. Witt. The Board has determined that each member of the Nominating Committee is "independent" as defined in NASDAQ's Marketplace Rules. The Nominating Committee met twice during 2007.

Compensation Committee

The Compensation Committee is responsible, among its other duties and responsibilities, for establishing the compensation and benefits of our executive officers, monitoring compensation arrangements applicable to our executive officers for consistency with corporate objectives and stockholders' interests, reviewing and evaluating director compensation, and administering our incentive compensation plans and equity-based plans for our employees and directors.

Mr. Goodermote works with the Compensation Committee in developing our compensation structure. As described in more detail in the Compensation Discussion and Analysis below with respect to our named executive officers, he also typically makes recommendations to the Compensation Committee for the compensation amounts and awards for the other executive officers. Pursuant to its charter, the Compensation Committee may delegate its authority to subcommittees, as it deems appropriate consistent with applicable laws, rules and regulation; provided that any subcommittees must report any actions taken by it to the whole Compensation Committee at its next regularly scheduled meeting. To date, the Compensation Committee has not delegated any of its authority to any subcommittees.

Pursuant to its charter, the Compensation Committee has the sole authority to retain and terminate any compensation consultants to be used to assist the Committee in the review and evaluation of executive officer and director compensation. The Compensation Committee did not engage any compensation consultants in 2007.

The members of our Compensation Committee are Ms. Witt, who serves as chair of the committee, and Messrs. Landry and Young. The Board has determined that each member of the Compensation Committee is "independent" as defined in NASDAQ's Marketplace Rules. The Compensation Committee met eight times during 2007.

DIRECTOR NOMINATIONS AND COMMUNICATION WITH DIRECTORS

Criteria for Nomination to the Board

The Nominating Committee has a policy for considering candidates submitted by Double-Take Software stockholders, as well as candidates recommended by directors and management, for nomination to the Board. Pursuant to this policy, the Nomination Committee evaluates candidates submitted by stockholders in the same manner as other candidates identified to the Nominating Committee. The goal of the Nominating Committee is to assemble a Board that offers a variety of perspectives, knowledge and skills derived from high-quality business and professional experience. The Nominating Committee reviews the appropriate skills and characteristics required of directors in the context of the current composition of the Board, our operating requirements and the long-term interests of our stockholders. The Nominating Committee has generally identified nominees based upon suggestions by outside directors, management and executive recruiting firms.

Director Qualifications. To be considered by the Nominating Committee, a director nominee must meet the following minimum criteria:

- have the highest personal and professional integrity;
- have a record of exceptional ability and judgment;
- have skills and knowledge useful to our oversight;
- be able and willing to devote the required amount of time to our affairs, including attendance at Board and committee meetings;
- have the interest, capacity and willingness, in conjunction with the other members of the Board, to serve the long-term interests of our stockholders;
- may be required to be a "financial expert" as defined in Item 401 of Regulation S-K; and
- be free of any personal or professional relationships that would adversely affect their ability to serve our best interests and those of our stockholders.

Our Bylaws require that the Board or a committee of the Board shall not nominate any incumbent director who, as a condition to such nomination, does not submit a conditional and, in the case of an uncontested election, irrevocable letter of resignation to the Chairperson of the Board. If an incumbent nominee is not elected, the Nominating Committee will promptly consider such director's conditional resignation and make a recommendation to the Board regarding the resignation. Each person nominated for election to the Board at the Annual Meeting as described below under Proposal 1 has submitted the conditional letter of resignation as required by our Bylaws.

The Nominating Committee and, as needed, a retained search firm, will screen Board candidates, perform reference checks, prepare a biography for each candidate for the Nominating Committee to review and conduct interviews. The Nominating Committee and our Chief Executive Officer will interview candidates that meet our director nominee criteria, and the Nominating Committee will recommend to the Board nominees that best suit the Board's needs.

Director Nomination Process

The Nominating Committee recommends, and the Board nominates, candidates to stand for election as directors. Stockholders may also nominate persons to be elected as directors. If a stockholder wishes to nominate a person for election as director, he or she must follow the procedures contained in our bylaws and satisfy the requirements of Regulation 14A of the Securities Exchange Act of 1934. To nominate a person to stand for election as a director at the annual meeting of stockholders, our Corporate Secretary must receive such nominations at our principal executive offices 60 days before the meeting, unless stockholders receive less than 75 days' notice or prior public disclosure of the date of the meeting, in which case notice must be received no later than the close of business on the tenth day following the notice or public disclosure of the meeting, to ensure adequate time for meaningful consideration by the committee. Each submission must include the following information:

- the name and address of the stockholder making the nomination;
- the full name and address of the person or persons to be nominated;
- a representation that the stockholder is a holder of record of common stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons;
- if applicable, a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons, naming such person or persons, pursuant to which the nomination is to be made by that stockholder;
- such other information regarding each candidate as would be required to be included in a proxy statement under the SEC's proxy rules if the candidate had been nominated by the Board; and
- if applicable, the consent of each nominee to serve as a director if elected.

Additional information regarding requirements for stockholder nominations for next year's annual meeting is described in this proxy statement under "General Matters — Stockholder Proposals and Nominations."

Contacting the Board of Directors

Stockholders wishing to communicate with our Board may do so by writing to any of the Board, Chairperson of the Board, or the non-management members of the Board as a group, at:

Double-Take Software, Inc.
257 Turnpike Road, Suite 210
Southborough, MA 01772
Attn: Corporate Secretary

Complaints or concerns relating to our accounting, internal accounting controls or auditing matters will be referred to members of the Audit Committee. Other correspondence will be referred to the relevant individual or group. All correspondence is required to prominently display the legend **"Board Communication"** in order to indicate to the Secretary that it is communication subject to our policy and will be received and processed by the Secretary's office. Each communication received by the Secretary will be copied for our files and will be promptly forwarded to the addressee. The Board has requested that certain items not related to the Board's duties and responsibilities be excluded from its communication policy. In addition, the Secretary is not required to forward any communication that the Secretary, in good faith, determines to be frivolous, unduly hostile, threatening, illegal or similarly unsuitable. However, the Secretary will maintain a list of each communication subject to this policy that is not forwarded, and on a quarterly basis, will deliver the list to the Chairperson of the Board.

Board Member Resignation

On March 10, 2008, Laura Witt notified us that she would not stand for re-election to our Board of Directors at the Annual Meeting. Ms. Witt has served on the Board since 2002 and currently serves as a member of the following standing Board committees: the Nominating and Corporate Governance Committee and the Compensation Committee, of which she is the Chairperson. Ms. Witt and her leadership have been important to our success. Ms. Witt will serve the remainder of her term as a director, which ends at the Annual Meeting, at which point the size of the Board will be fixed at five members.

PROPOSAL NO. 1 — ELECTION OF DIRECTORS

Our Bylaws provide that our Board shall be comprised of not less than three nor more than fifteen directors, with the exact number to be fixed by resolution of the Board. The Board has fixed the authorized number of directors at five directors effective at our Annual Meeting. Our nominees for the election of directors at the Annual Meeting include four independent non-management directors and one member of our senior management. Each director is elected to serve a one-year term, with all directors subject to annual election. At the recommendation of the Nominating Committee, the Board has nominated the following persons to serve as directors for the term beginning at the Annual Meeting on May 23, 2008: Dean Goodermote, Paul D. Birch, Ashoke (Bobby) Goswami, John B. Landry, and John W. Young. All nominees are currently serving on the Board.

Unless proxy cards are otherwise marked, the persons named as proxies will vote all proxies FOR the election of each nominee named in this section. Proxies submitted for the Annual Meeting can only be voted for those nominees named in this Proxy Statement. If, however, any director nominee is unable or unwilling to serve as a nominee at the time of the Annual Meeting, the persons named as proxies may vote for a substitute nominee designated by the Board, or the Board may reduce the size of the Board. Each nominee has consented to serve as a director if elected, and the Board does not believe that any nominee will be unwilling or unable to serve. Each director will hold office until his or her successor is duly elected and is qualified or until his or her earlier death, resignation or removal.

Nominees for Director

The names of each nominee for director, their ages as of March 31, 2008, and other information about each nominee is shown below.

Nominee	Age	Principal Occupation	Director Since
Dean Goodermote	54	Chairperson of the Board of Directors and Chief Executive Officer	2005
Paul D. Birch	49	Director/Private Investor/Business Owner	2006
Ashoke (Bobby) Goswami	44	General Partner, ABS Capital Partners	2002
John B. Landry	60	Managing Director, Lead Dog Ventures, LLC.	2006
John W. Young	55	Vice President of Asset Management Development, IBM Software Group, a division of IBM Corporation	2003

Dean Goodermote joined Double-Take Software in March of 2005 as President, Chief Executive Officer and Chairperson of the board of directors. Since July 2004 he has also served as Chief Executive Officer of Grid-Analytics LLC, a concept-stage company he founded focused on aggregated research. From September 2001 to

March 2005, Mr. Goodermote served as a Venture Partner of ABS Capital Partners. From September 2000 to August 2001, Mr. Goodermote was Chairman and Chief Executive Officer of Clinsoft Corporation, a developer of software for clinical research. From 1997 to August 2001, Mr. Goodermote was Chairman and President of Domain Solutions Corporation, a software developer for enterprise applications and the parent of Clinsoft. From May 2000 until December 2001, Mr. Goodermote founded and was Chief Executive Officer and then the Chairman of IPWorks, Inc., a developer of internet address management software. From August 1996 to May 2000, Mr. Goodermote was Chief Executive Officer and President of Process Software Corporation, a developer of Internetworking software. From August 1986 to February 1997, Mr. Goodermote served in various positions, including eventually President and Chairman, of Project Software and Development Corporation, later known as MRO Software, Inc., a provider of software-based asset and service management solutions.

Paul D. Birch has served on the Board of Double-Take Software since September 2006. Mr. Birch has been a private investor and business owner since August 2003. From September 2000 to July 2003, Mr. Birch held the following positions with Geac Computer Corporation Limited, a global provider of business-critical software applications and systems: December 2001 to July 2003, President, Chief Executive Officer, July 2001 to December 2001, Chief Operating Officer and Chief Financial Officer, September 2000 to July 2003, Director. From July 2001 until August 2002, Mr. Birch served as President of Geac Enterprise Solutions, Americas. From March 2000 to July 2001, Mr. Birch was the Chief Operating Officer, Chief Financial Officer, Treasurer and a Director of Escher Group, Ltd. From February 1991 to February 2000, Mr. Birch was the Chief Financial Officer, Treasurer and a Director of MRO Software, Inc. From November 1985 to February 1991 Mr. Birch served as a Tax Manager at PriceWaterhouseCoopers LLP, and as a Tax Manager with Arthur Anderson & Co. from 1980 to October 1985. Mr. Birch currently serves on the board of CommonAngels, Inc., nimbit, Inc., and Emerson Hospital.

Ashoke (Bobby) Goswami has served on the Board of Double-Take Software since 2002. Mr. Goswami is a general partner of ABS Capital Partners, a private equity firm that he joined in 2001. Prior to joining ABS Capital Partners, Mr. Goswami served as an investment banker with Alex. Brown, Merrill Lynch and Goldman Sachs. Previously, Mr. Goswami spent four years in the systems practice at Andersen Consulting.

John B. Landry has served on the Board of Double-Take Software since September 2006. Mr. Landry serves as Managing Director of Lead Dog Ventures LLC, a private technology investment firm he founded in 2005. From January 2001 to December 2007 he served as Chief Technology Officer and Chairman of the Board of Directors of Adesso Systems, Inc., a provider of mobile enterprise software and services. From January 2002 to July 2003, Mr. Landry served as the founder, Chairman and Chief Technology Officer of Adjoin Solutions, Inc. From February 1999 to June 2000, he was Chief Technology Officer and Chairman of the Board of Directors of AnyDay.com, Inc. From August 1995 to December 2000, Mr. Landry served as Vice President of Technology Strategy of International Business Machines Corporation. Prior to joining International Business Machines Corporation, Mr. Landry served as Senior Vice President, Development and Chief Technology Officer of Lotus Development and as a Senior Vice President and Chief Technology Officer at Dun & Bradstreet, Cullinet Software, Distribution Management Systems, and McCormack & Dodge. Mr. Landry currently serves on the Board of Overseers of Babson College and the Museum of Science — Boston.

John W. Young has served on the Board of Double-Take Software since June 2003. Mr. Young has been Vice President, Asset Management Development, IBM Software Group, a division of International Business Machines Corporation since October 2006. He served as Executive Vice President, Products & Technology for MRO Software, Inc. from 1998 until it was acquired by IBM in October 2006. From 1995 to 1998, he served as Vice President of Research and Development at MRO Software and from 1992 to 1995 he was Director of Product Management at MRO Software. From 1988 to 1992, Mr. Young served as Vice President of Sales for Comac Systems Corporation, an application software company.

Required Vote and Board Recommendation

In order to be elected as a director, a nominee must be elected by a majority of the votes cast with respect to such nominee at the Annual Meeting. A majority of the votes cast means that the number of shares of common stock voted FOR a nominee must exceed 50% of the votes cast with respect to that nominee. Stockholders do not have the right to cumulate their votes in the election of directors. If an incumbent nominee in an uncontested election such as the election to be held at the Annual Meeting fails to be elected, the incumbent nominee will continue in office and the Board will consider whether to accept the nominee's earlier submitted conditional resignation. If the resignation is not accepted the incumbent nominee may continue in office until a successor is elected.

THE BOARD RECOMMENDS A VOTE "FOR" ELECTION OF EACH OF THE SIX NOMINATED DIRECTORS

Director Compensation

Each non-employee director is compensated for his or her service as shown in the chart below:

Schedule of Director Fees
December 31, 2007

Compensation Item	Amount(1)
Annual Retainers	
Board	14,000(2)
Audit Committee Chair	5,000
Per meeting fees (Board and Committee)	2,000(3)

(1) Each non-employee director, upon their initial appointment to the Board, is entitled to receive an option to purchase 25,000 shares of our common stock, which option has a one-year vesting period.

(2) Each non-employee director is entitled to receive an annual option grant to purchase 12,500 shares of our common stock, which option has a one-year vesting period.

(3) Non-employee directors are entitled to receive $1,000 for each meeting attended by telephone conference. Directors do not receive per meeting fees for Committee meetings that occur on the same day as a Board meeting for which they received a fee.

The following table summarizes the compensation paid to our non-employee directors during 2007:

Director Compensation for Fiscal Year-End
December 31, 2007

Name(1)	Fees Earned or Paid in Cash ($)	Option Awards(2) ($)	Total ($)
Paul D. Birch	42,000	358,848	400,848
Ashoke (Bobby) Goswami(3)	—	—	—
John B. Landry	40,000	358,848	398,848
Laura L. Witt(3)	—	—	—
John W. Young	43,000	214,287	257,287

(1) See the Summary Compensation Table in the Executive Compensation section of this Proxy Statement for disclosure related to Mr. Goodermote who was a named executive officer of the Company during 2007.

(2) Amounts represent the dollar amount recognized for financial statement reporting purposes for each director during 2007, as computed in accordance with the provisions of Statement of Financial Accounting Standards No. 123R, "Share-based Payments" ("FAS 123R"), other than disregarding any estimates of forfeitures relating to service-based vesting conditions. See Note J[4] of the consolidated financial statements in our Annual Report for the year ended December 31, 2007 regarding assumptions underlying the valuation of equity awards. Each of Messrs. Birch, Landry and Young were granted 12,500 options on May 8, 2007, which had a grant date fair value of $12.92 per share for an aggregate grant date fair value of $161,484.

As of December 31, 2007, the aggregate number of vested and unvested stock awards outstanding for each of our non-employee directors was as follows:

	Vested	Unvested
Paul D. Birch	35,430	12,500(i)
John B. Landry	21,266	12,500(i)
John W. Young	35,714	12,500(i)

(i) Each of Messrs. Birch, Landry and Young were issued 12,500 options to purchase common stock on May 8, 2007 under the 2006 Omnibus Incentive Plan, at a price per share of $17.42, which options are scheduled to vest in full on May 8, 2008.

(3) Mr. Goswami and Ms. Witt, who are general partners of ABS Capital Partners, have waived receipt of compensation for board service.

Stock Ownership Guidelines. Each non-employee director is expected to have a financial stake in the Company to help align the director's interests with those of the Company's stockholders. To meet this objective, it is the policy of the Board to have a meaningful portion of the total compensation of non-management directors provided and held in common stock, stock options, restricted stock units or other types of equity-based compensation.

Other. The Company reimburses all directors for travel and other reasonable and necessary business expenses incurred in the performance of their services for the Company and extends coverage to them under the Company's directors' and officers' indemnity insurance policies.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following compensation discussion and analysis provides information regarding the objectives and elements of our compensation philosophy and policies for the compensation of our executive officers that appear in the Summary Compensation Table below. These executives include:

- Dean Goodermote, our President, Chief Executive Officer and Chairman of the Board of Directors;
- S. Craig Huke, our Chief Financial Officer;
- Robert L. Beeler, our Vice President of Engineering;
- Daniel M. Jones, our Vice President of Sales and Marketing; and
- Jo Murciano, our Vice President of International and President of Double-Take EMEA.

We refer to these individuals collectively as our named executive officers, or NEOs.

The compensation committee is responsible for implementing our executive compensation policies and programs and works closely with Mr. Goodermote. The compensation committee operates pursuant to a charter approved by the Board of Directors. More information on the committee's processes and procedures can be found above under the heading "Compensation Committee."

Philosophy and Objectives of Double-Take Software's Executive Compensation Programs

Overview

Our overall Company-wide compensation philosophy, which is also applicable to our NEOs, is to provide competitive levels of compensation that reflect the level of capability and effort required to achieve our annual and long-term goals, while at the same time keeping our compensation program both tied to our performance and simple and straightforward.

- *Focus on Growth and Earnings.* We strive to provide compensation that is directly related to the achievement of our continued growth and increased earnings.
- *Simple and Straightforward Incentives.* We seek to minimize the complexity of our compensation policies and practices and to maximize our employee's understanding of each element of compensation and what is required of them to achieve the highest level of compensation.

In implementing this philosophy for our NEOs, we award compensation to meet our three principle objectives of (i) aligning executive compensation with our Company's performance goals, (ii) using equity-based awards in an effort to further align executives' and stockholders' interests, and (iii) setting compensation to assist us in attracting and retaining qualified executives.

Reflect Performance Goals

As part of our executive compensation program, we reward the achievement, and surpassing, of corporate goals. Our annual incentive program is designed to reward participants for the achievement of company-wide performance goals by providing cash awards that are paid if Company-wide goals are met. We believe that because a significant portion of awards are tied to Company-wide growth and earnings goals, our officers are rewarded for superior Company performance in the areas that we feel are most directly related to increasing shareholder value. Similarly, we believe that the use of annual performance goals provides our executive officers with a straight-forward reward. If the Company does well, so will they.

Utilize Equity-Based Awards

Our compensation program uses equity-based awards that vest based on continued service, the value of which is contingent on the Company's longer-term performance, in order to provide our NEOs with a direct incentive to seek increased shareholder returns. Our shareholders receive value when our stock price increases, and by using equity-based awards our NEOs also receive increased value when our stock price increases and decreased value when it decreases. We believe that equity-based awards that vest based on continued service also exemplify our philosophy of having a straightforward structure by reminding NEOs that a measure of long-term corporate success is increased shareholder value over time.

Attract and Retain Qualified Executives

We believe that the supply of qualified executive talent is limited and have designed our compensation programs to help us attract qualified candidates by providing compensation that is competitive within the software industry and the broader market for executive talent. Perhaps more importantly, we believe that the design of our executive compensation programs is important in helping us to keep the qualified executives that we currently have. Our executive compensation policies are designed to assist us in attracting and retaining qualified executives by providing competitive levels of compensation that are consistent with the executives' alternatives.

Elements of Compensation

The elements of our compensation program include cash compensation, which is comprised of base salary and annual incentive awards pursuant to our Executive Bonus Plan, and equity compensation pursuant to our long-term incentive plan. Mr. Goodermote typically makes recommendations to the compensation committee for the other NEOs on the amount of target cash compensation and equity awards, within parameters determined by that committee.

In setting each of the elements of our compensation program for 2007, other than for Mr. Murciano, the compensation committee considered the compensation levels for our NEOs in 2006, the respective performances of each of our NEOs in 2006, their respective responsibilities, their number of reports, and what the committee believed was required based on the marketplace for executive talent, as well as the fact that we completed our initial public offering in November 2006. In evaluating what was required based on the marketplace for executive talent, the members of our compensation committee considered other information of which they were aware, based on their collective experience. The members of our compensation committee also reviewed data from the US benchmark database from Mercer Human Resource Consulting in connection with considering our compensation levels. We discuss in more detail the primary factors that affected each NEO's particular elements of compensation for 2007 below.

Mr. Murciano joined us in 2006 as a result of our acquisition of Double-Take EMEA. His compensation plan for 2006 and 2007 was established at that time in connection with the acquisition and is discussed further below. The discussion below of the cash compensation element of our compensation program does not include a discussion of Mr. Murciano's compensation.

Cash Compensation

Cash compensation is an integral part of compensation for our NEOs. The compensation committee considers both base salary and targeted annual incentive pay together to set targeted total cash compensation. Because Mr. Jones also takes part in a sales commission program, described further below, the compensation committee also takes into account amounts that he may receive under that program when setting his targeted total cash compensation.

When balancing the two components of our targeted total cash compensation, we believe that it is important to have a significant amount of compensation consist of fixed and liquid compensation in the form of base salary to provide our NEOs with a level of assurance of compensation. However, given our focus on performance, we believe that it is important to also have a strong incentive pay component when compared to what we believed was the norm at other companies in our industry. Accordingly, in 2007, the targeted annual incentive pay comprised approximately 43% of the aggregate amount of base salary and targeted annual incentive pay for Messrs. Beeler and Huke and approximately 44% for Mr. Jones. Mr. Goodermote's targeted annual incentive pay comprised approximately 33% of the aggregate amount of base salary and targeted annual incentive pay. Mr. Goodermote's percentage is set at a lower level of his total compensation based on the relatively higher level of his base salary, which was negotiated when he became our Chief Executive Officer in 2005. We believe that this proportion of annual incentive pay for our NEOs comprises a relatively high percentage of total cash compensation and represents approximately the same percentages used in 2006.

Base Salary

In 2007, base salary amounts were increased by approximately 4% for each of Mr. Huke and Mr. Beeler, by approximately 3.5% for Mr. Jones and by approximately 3% for Mr. Goodermote. The increases for the NEOs other than Mr. Goodermote are generally consistent with Mr. Goodermote's recommendations, which recommendations were based on the compensation committee's determination that the base salary levels were generally already set at appropriate levels, but that a modest increase was appropriate to reflect annual cost of living increases. The increase for Mr. Jones was slightly lower in recognition of the fact that he was also expected to have significant amounts of compensation as a result of his participation in commission programs. The committee determined that a modest cost of living increase was appropriate for Mr. Goodermote, although he had not requested an increase in his compensation.

Annual Incentive Pay

Annual incentive pay is awarded pursuant to the terms of our Executive Bonus Plan, which is the same structure that is used for most of our non-commission based employees. The Executive Bonus Plan is designed to reward our NEOs for achieving company-wide targets based on our 2007 operating budget approved by the Board of Directors. The Executive Bonus plan provides significantly reduced rewards for missing those numbers and moderately increased rewards for exceeding those numbers. In 2007, the two targets were based on achieving net revenues of approximately $82.3 million and operating profit of approximately $15.1 million. Operating profit is calculated as revenue less cost of revenue and operating expenses and excludes stock-based compensation expenses related to FAS 123R and extraordinary charges identified by the compensation committee, which in 2007 included expenses related to our acquisition of TimeSpring Software Corporation. We selected these measures because we believe that they reflect our philosophy of rewarding our executives for growth and earnings. We believe that one of the attractive aspects of our company to investors is the potential for revenue growth, and so we have selected net revenue as the best measure to provide an incentive to our executives to achieve revenue growth. Similarly, we believe that investors are focused on increasing earnings and that operating income is a good proxy for earnings that is within the control of management. Both of these measures have the advantage of also being straightforward targets on which our executives can focus. We expect to continue our practice of setting these targets on the high end of realistically achievable goals.

The total targeted annual incentive pay amount for each NEO is divided into five equal sub amounts, one for each quarter's performance and one for the year-end performance. Each of the quarterly and year-end sub-amounts is divided equally based on achievement of the net revenue and operating profit objectives. Thus, 10% of the total bonus is targeted at each quarter's net revenue, each quarter's operating profit, the year-end revenue, and the year-end operating profit. If a quarterly target is missed, it cannot be recouped based on future performance. We divide the total annual incentive pay into these five portions because we believe that it leads to consistent efforts to provide superior performance throughout the year.

Target payments for achieving quarterly and annual revenue targets are increased proportionately by the amount each performance goal is exceeded subject to a cap of 20% above the goal. To the extent that the net revenue target is exceeded by more than 20%, the payments for the net revenue target will be increased proportionately by the amount each target is exceeded, but only to the extent that the operating profit target for the period in which the bonus is being paid has been exceeded by a proportionate amount or greater. (By way of illustration, for a revenue payment to be paid at 135% of target in the first quarter, operating profit would have to exceed its target for that quarter by 135% or more.) Payments for achieving operating profit targets are increased proportionately by the amount each target is exceeded subject to a cap of 20% above the operating profit target sub-bonus. We believe that achievement of goals at these levels represents superior performance by the Company and feel that our NEOs should be compensated for exceeding our goals. However, we believe that above 120% achievement of each goal, it is appropriate to limit the additional amounts to be paid based on exceptionally high current period profits, and to reward exceptionally high revenue only to the extent that incremental revenue has generated expected incremental profits.

In the event that the net revenue and operating profit targets are not met, we determined to award each executive with 60% of his target payout at achievement of 92.5% of each target. The payments are increased proportionately between 92.5% and 100% (that is, each percentage point increase between 92.5% and 100% achievement increases the payment by 5.3%). We selected 92.5% of the goals as the threshold for performance because we believed that performance at this level would be satisfactory to reward our NEOs, but that the amounts of their rewards should be significantly reduced. The 92.5% in 2007 reflects an increase from the 2006 level of 87.5%. We determined to increase the threshold level to reflect the higher standards of performance appropriate to a public company.

Other Cash Compensation

In addition to the cash compensation described above, Mr. Jones, as our Vice President of Sales and Marketing, also participates in our sales commission plan. Mr. Jones' target sales commission in 2007 was $210,000, which is the same level at which it was set in 2006. In 2007, Mr. Jones also had an additional cash incentive of $45,000 that was payable in escalating quarterly payments that were tied to meeting consecutive quarterly sales objectives under the sales commission plan. We implemented the quarterly sales objective incentive for Mr. Jones in 2007 at the recommendation of Mr. Goodermote in order to provide Mr. Jones a significant additional incentive for consistent achievement of the quarterly sales increases in his commission plan, which reflects quarter over quarter performance that we believe is important to our shareholders and the investing community.

In addition to the cash compensation described above, Mr. Huke received a $25,000 bonus in 2007 as the final payment pursuant to a retention plan agreed to in 2005 at a time when there were other changes to our senior management.

Long-Term Incentive Plan

2007 Equity Awards

In 2007, we used stock options under our long-term incentive plan (the "LTI Plan") to provide an incentive to our NEOs to produce results that will lead to long-term company performance. As described above, we believe that a substantial portion of NEOs compensation should be in the form of equity awards in order to align the interests of the NEOs and our stockholders. We selected stock options as the form of award under our LTI Plan because they represent a straightforward mechanism for rewarding achievement of increases in long-term shareholder value and because stock options require an increase in stock price to have value to the NEO. We also believed that use of stock options was consistent with compensation practices of other software companies, including recently public companies. They are also easy to understand and thus support our objectively of utilizing straightforward compensation.

In 2007, our compensation committee reviewed data from the US benchmark database from Mercer Human Resource Consulting on long-term incentives, and our option valuation model, which uses a Black-Scholes methodology comparable to the data that was reviewed. The data was used to help provide context to the compensation committee's decision-making process. In deciding the size of option awards, the compensation committee established a number of options to be granted to the NEOs after determining an amount of shares to be used for the option awards based on the percentage of our outstanding equity that those shares represented. The compensation committee also considered the vested and unvested equity ownership of the members of the executive team, and noted that ongoing vesting of equity incentives is a desirable retention tool.

For Mr. Goodermote's equity award, the compensation committee considered the performance of Mr. Goodermote, which it assessed as being strong and meriting long-term incentive compensation in excess of the median of the data reviewed. The compensation committee determined that the option award for Mr. Goodermote should be for 70,000 shares, or approximately 0.3% of our fully diluted equity. The compensation committee also requested that Mr. Goodermote provide recommendations to allocate an aggregate pool of 85,000 options among the six other executives of the Company. The decision on the size of these awards was part of the compensation committee's overall determination that approximately 1.75% of our fully diluted equity should be granted over the course of the year to all existing employees, including executives, but not including initial grants made to new hires. Mr. Goodermote's recommendations for the size of equity awards pursuant to the LTI Plan were then reviewed, including his request to reduce the size of his award. The compensation committee considered Mr. Goodermote's recommendations and granted options within the framework that it had established at levels that were based on the executive's position, responsibilities and past performance. The compensation committee did not reduce Mr. Goodermote's grant as requested by him because of its belief that it is important to our shareholders and our company that Mr. Goodermote have a significant unvested equity interest.

Grants of stock options to our NEOs typically vest monthly based on service to the company over four year terms from the date of grant. We selected four years because of our belief that the market standard was three to four years and that by selecting four years we were providing the maximum retention benefit.

Mr. Murciano's Compensation Elements

In 2007, Mr. Murciano received a relatively low salary, and he participated in a commission plan used for the top executives of Double-Take EMEA and based on the profits of Double-Take EMEA. Mr. Murciano also continued to receive certain perquisites to which he had been entitled prior to our acquisition of Double-Take EMEA, including payment of a country club membership and a car allowance. As noted above, Mr. Murciano participated in the LTI Plan together with our other executive officers.

Mr. Murciano's compensation plan was established in connection with our acquisition of Double-Take EMEA, which is when Mr. Murciano joined our company. In the acquisition we agreed to an earn-out period that ran through December 31, 2007, and we agreed that during that period Mr. Murciano would remain as President of Double-Take EMEA or the shareholders of Double-Take EMEA would be entitled to certain payments. We also agreed that during the earn-out period Mr. Murciano would continue to be compensated in the same manner as prior to the acquisition. We determined that it was appropriate to approve the compensation plan for Mr. Murciano as a material term of the acquisition and because the actual compensation arrangements were consistent with both our general compensation philosophy and our practice of having a strong incentive component.

Equity Grant Practices

Grants of equity awards are generally made to our NEOs at one time each year pursuant to the LTI Plan, intended to coincide with the completion of performance reviews. We also occasionally make grants of equity awards to NEOs at other times, including in connection with the initial hiring of a new officer and the promotion of officers.

In 2007, all of our option awards were made at the closing price of our common stock on the date of grant on the NASDAQ Global Market. We typically time equity awards to be effective three days after the release of our earnings, which is often after the actual date of compensation committee action, or on the date of the compensation committee action if the award is made during open trading windows under our insider trading plan.

Employment Agreements and Post-Termination Compensation

Prior to 2007, we entered into employment letter agreements with our executive officers, other than Mr. Beeler, Mr. Murciano and a third executive officer. For Mr. Beeler and the third executive officer, we had entered into a non-competition and severance agreement. As discussed above, the terms of Mr. Murciano's employment were set in connection with the acquisition of Double-Take EMEA. The agreements entered into prior to 2007 were executed at various times to assist in attracting or retaining the executive officers. The agreements provided for various terms and conditions and resulted in disparate treatment among our officers, particularly with regard to severance payments. In 2007, it became apparent that having some consistency among our executive officers with respect to severance was beneficial from a fairness and parity perspective, as well as from a retention perspective as we continued to believe that severance arrangements are important to help in retaining our NEOs due to the prevalence of similar provisions in the market in which we compete for executives.

In 2007, we entered into severance agreements with each of our NEOs, other than Mr. Beeler, with whom we entered into a restated non-competition and severance agreement, and Mr. Murciano, who during 2007 was not generally considered with the other executive officers on compensation and employment matters. The agreements provide generally that if we terminate the NEOs employment without cause, then the executive is entitled to receive one year's severance if he abides by a non-competition agreement. Mr. Beeler's agreement also provides that he is entitled to severance if he terminates his employment for good reason. Our employment letter agreements with Mr. Goodermote and Mr. Huke also provide for accelerated vesting of their equity awards in the event of a change in control.

Additional information regarding these agreements, including a definition of key terms and a quantification of benefits that would be received by these officers had termination occurred on December 31, 2007, is found below under the heading "Potential Payments On Termination or Change in Control."

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company's CEO or any of the company's four other most highly compensated executive officers who are employed as of the end of the year. This limitation does not apply to compensation that meets the requirements under Section 162(m) for "qualifying performance-based" compensation (i.e., compensation paid only if the individual's performance meets pre-established objective goals based on performance criteria approved by stockholders) that is established by a committee that consists only of "outside directors" as defined for purposes of Section 162(m). Currently, all members of the compensation committee qualify as "outside directors." We intend to consider the potential long-term impact of Section 162(m) when establishing compensation, and we expect to qualify our compensation programs as performance-based compensation within the meaning of the Internal Revenue Code to the extent that doing so remains consistent with our compensation philosophy and objectives. In 2007, the levels of our compensation programs, other than our equity awards, which are by their nature performance based and fully deductible, were not at levels high enough to implicate concerns over the deductibility of our compensation programs for Section 162(m) purposes.

Compensation Committee Report

The compensation committee reviewed and discussed the above Compensation Discussion and Analysis ("CD&A") with the Company's management. Based on its review and discussions with the Company's management, the Compensation Committee recommended that the CD&A be included in the Company's Proxy Statement and in the Company's Annual Report on Form 10-K (including by incorporation to the Proxy Statement).

Compensation Committee (April 14, 2008)

Laura Witt (Chairperson)
John Landry
John Young

Compensation Tables

Summary Compensation Table
for Fiscal Year End December 31, 2007

The following table summarizes the compensation of our named executive officers, or NEOs, for the fiscal year end December 31, 2007. The NEOs are our Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated executive officers ranked by their total compensation in the table below.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation(2)	Other	Total ($)
Dean Goodermote . . .	2007	349,615	—	—	444,777	189,960	2,000(5)	986,352
President, Chief Executive Officer and Chairman of the Board of Directors	2006	340,000	15,000(2)	3,240,838	544,284	178,951	—	4,319,073
S. Craig Huke	2007	207,692	25,000(3)	—	46,690	173,678	2,000(5)	455,060
Chief Financial Officer	2006	200,000	75,000(3)	—	7,682	167,767	—	450,449
Robert L. Beeler . . . . Vice President of Engineering	2007	172,746	—	—	37,067	144,370	2,000(5)	356,183
Daniel M. Jones	2007	368,144(4)	—	—	46,216	181,772(6)	6,800(7)	602,932
Vice President of Sales and Marketing	2006	379,475(4)	—	—	8,780	132,116	—	520,371
Jo Murciano . . . . Vice President of International	2007	67,270	—	—	74,375	352,850	58,337(8)	552,832

(1) Amounts represent the dollar amount recognized for financial statement reporting purposes for each executive officer during the respective fiscal year as computed in accordance with the provisions of FAS 123R other than disregarding any estimates of forfeitures relating to service-based vesting conditions. See Note J[4] of the consolidated financial statements in our Annual Report on Form 10- K for the year ended December 31, 2007 regarding assumptions underlying the valuation of equity awards. These awards are not subject to service-based vesting conditions.

(2) Amount was paid pursuant to Mr. Goodermote's original employment letter agreement as a bonus upon completion of one year of service.

(3) Amount in 2007 represents retention bonus pursuant to Mr. Huke's employment letter agreement. Amount in 2006 was paid as (i) two $25,000 retention bonuses pursuant to Mr. Huke's employment letter agreement, and (ii) a one-time board-approved bonus of $25,000.

(4) Amounts in 2007 consists of $162,788 base salary and $205,356 of sales commissions and $157,356 of base salary and $222,119 of sales commissions in 2006.

(5) Amount represents our contribution to the Company's 401(k) Plan.

(6) Amount represents $136,772 of annual incentive pay pursuant to our Executive Bonus Plan and $45,000 paid upon achievement of Mr. Jones' quarterly sales objective, each as described in the Compensation discussion and Analysis above.

(7) Amount consists of (i) our $2,000 employer contribution to the Company's 401(k) Plan and (ii) $4,800 car allowance pursuant to Mr. Jones' employment letter agreement.

(8) Amount consists of (i) our $28,602 employer contribution to retirement plan; (ii) $21,923 car allowance; and (iii) $7,812 country club dues all pursuant to Mr. Murciano's employment agreement discussed in the compensation discussion and Analysis above and in Certain Relationships and Related Persons Transactions.

Grants of Plan-Based Awards for Fiscal Year End December 31, 2007

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)				
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**All Other Option Awards: Number of Securities Underlying Options (#)(2)**	**Exercise or Base Price of Option Awards ($/Sh)(3)**
Dean Goodermote	04/30/2007				70,000	16.77
		105,000	175,000	210,000		
S. Craig Huke	04/30/2007				17,000	16.77
		96,000	160,000	192,000		
Robert L. Beeler	04/30/2007				13,000	16.77
		79,800		133,000	159,600	
Daniel M. Jones	04/30/2007				16,000	16.77
		75,600	126,000	151,200		
		—	45,000(4)	45,000		
Jo Murciano	04/30/2007	—	352,850(5)	—	12,000	16.77

(1) Except as noted in footnotes to specific amounts, these columns show the range of cash payouts targeted for 2007 performance under the Double-Take Software, Inc. Executive Compensation Plan 2007. For a discussion of the performance metrics applicable to these awards, see the above-referenced section of the Compensation Discussion and Analysis. For the actual amounts paid pursuant to this plan, see the Non-Equity Incentive Compensation column of the Summary Compensation Table above.

(2) The options shown in this column vest at a rate of $1/48^{th}$ of the total number of options each month after the date of grant.

(3) The amounts shown in this column are the fair market value of the options on the date of grant, computed in accordance with FAS 123R.

(4) Amount represents the additional incentive sales commission target payout under Mr. Jones' additional 2007 incentive sales commission plan. See the Other Cash Compensation section of the Compensation Discussion and Analysis above. For the actual amounts paid pursuant to this plan, or $45,000, see the Non-Equity Incentive Compensation column of the Summary Compensation Table above. No "threshold" amount was established pursuant to the additional incentive sales commission plan.

(5) No "threshold" or "maximum" amounts were established pursuant to Mr. Murciano's non-equity incentive compensation plan which, consistent with his compensation prior to our acquisition of EMEA, consisted of a sales commission plan used for the top executives of Double-Take EMEA. See the Mr. Murciano's Compensation Elements section of the Compensation Discussion and Analysis above. Amount also represents the amount actually paid to Mr. Murciano for 2007, as reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above.

Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Letter Agreements. The amounts disclosed in the tables above are in part a result of the terms of agreements that we have with NEOs, other than Mr. Beeler and Mr. Murciano.

Employment Terms for Dean Goodermote. In August 2006, we entered into an employment letter agreement with Mr. Goodermote, which amended and restated a letter agreement dated March 22, 2005, entered into in connection with the commencement of his employment. Pursuant to the current employment letter agreement, upon the consummation of our initial public offering, Mr. Goodermote received a grant of shares of our common stock equivalent to 1.45% of the fully diluted shares of our common stock outstanding immediately prior to the offering, which amounted to a grant of 269,845 shares in the aggregate. These shares became fully vested upon grant. In order to satisfy certain tax withholding obligations, 111,850 of those shares were withheld from the grant and returned to the status of authorized but unissued shares.

On March 22, 2005, Mr. Goodermote was granted stock options to acquire 380,182 shares of our common stock with 25% vesting on the one year anniversary of the start of his employment and with the remainder vesting in equal quarterly installments over the following three years, and he received a grant of stock options on the first anniversary of the start of his employment to acquire 152,073 shares of our common stock with 25% vesting on the one year anniversary of the grant date and the remainder vesting in equal quarterly installments over the following three years. In addition, on January 5, 2006, Mr. Goodermote was granted stock options to acquire 38,018 shares of our common stock with 25% vesting on the one year anniversary of the grant date and the remainder vesting in equal quarterly installments over the following three years. Pursuant to his employment letter agreement, upon the consummation of our initial public offering, all of the options granted on March 22, 2005 vested in full and an additional 25% of the other stock options held by Mr. Goodermote vested in full, which represented the acceleration of options to acquire 356,421 shares in the aggregate.

Mr. Goodermote's employment letter agreement also provides for the following:

- a base salary of at least $340,000 per year;
- five weeks of vacation per year;
- major medical insurance for his family;
- life, long-term disability and other insurance in accordance with our current benefits policies;
- eligibility for a discretionary performance bonus as determined by the Board in its sole discretion; and
- reimbursement for reasonable business expenses.

Employment Terms for S. Craig Huke. In October 2006, we entered into an employment letter agreement with S. Craig Huke setting forth the terms of his employment, which amended and restated a letter agreement originally entered into in May 2003, upon the commencement of his employment as our Chief Financial Officer. Mr. Huke's employment letter agreement provides for the following:

- a base salary of at least $200,000 per year;
- major medical insurance for his family;
- participation in the bonus plan for executives;
- an additional bonus of $25,000 to be paid on February 1, 2007; and
- reimbursement for reasonable business related expenses.

Employment Terms for Daniel M. Jones. In October, 2006, we entered into an employment letter agreement with Daniel M. Jones setting forth the terms of his employment as our Vice President of Sales and Marketing, which employment agreement amended and restated a letter agreement originally entered into in connection with the commencement of his employment in February 2005. Mr. Jones' employment letter agreement provides for the following:

- a base salary of at least $157,500 per year;

- major medical insurance for his family;
- participation in our commission plan for sales employees;
- stock options at the direction of the Compensation Committee of the Board;
- participation in the bonus plan for executives; and
- a monthly car allowance.

In addition to the above terms, these officers and Mr. Beeler are entitled to receive various payments upon certain terminations of their employment or a change in control, pursuant to agreements between those officers and us. For a discussion of those terms, and a quantification of the benefits thereunder assuming a termination event of December 31, 2007, see the Potential Payments upon Termination or Change in Control below.

Mr. Murciano. The amounts disclosed in the tables above with respect to Mr. Murciano are in part a result of the terms of agreements that we entered into in connection with the acquisition of Double-Take EMEA. For a discussion of applicable terms, see Certain Relationships and Related Person Transactions — Double-Take EMEA Acquisition and Agreements with Jo Murciano above.

Outstanding Equity Awards at Fiscal Year-End
December 31, 2007

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Dean Goodermote	380,182	—	1.52	03/22/2015
	26,137	11,881(1)	1.96	01/05/2016
	104,549	47,524(2)	1.96	03/22/2016
	11,666	58,334(3)	16.77	04/30/2017
S. Craig Huke	112,671	—	0.94	07/01/2013
	478	32(4)	0.94	01/01/2014
	554	253(5)	1.52	01/01/2015
	83,367	37,895(6)	1.52	02/02/2015
	2,678	4,464(7)	1.96	04/26/2016
	2,833	14,167(3)	16.77	04/30/2017
Robert L. Beeler	20,408	—	19.60	04/03/2010
	97,006	—	0.94	07/01/2013
	4,056	271(4)	0.94	01/01/2014
	3,326	1,513(6)	1.52	01/01/2015
	2,372	3,954(7)	1.96	04/26/2016
	2,166	10,834(3)	16.77	04/30/2017
Daniel M. Jones	1,276	—	0.94	10/20/2013
	106	36(4)	0.94	01/01/2014
	1,133	516(5)	1.52	01/01/2015
	65,244	51,021(6)	1.52	02/02/2015
	3,061	5,102(7)	1.96	04/26/2016
	2,666	13,334(3)	16.77	04/30/2017
Jo Murciano	8,609	18,942(8)	7.06	09/14/2016
	2,000	10,000(3)	16.77	04/30/2017

(1) The unexercisable options at December 31, 2007 will vest in equal quarterly amounts from January 5, 2008 to January 5, 2009.

(2) The unexercisable options at December 31, 2007 will vest in equal quarterly amounts from March 22, 2008 to March 22, 2009.

(3) The unexercisable options at December 31, 2007 vest in equal amounts on a monthly basis from January 30, 2008 to April 30, 2011.

(4) The unexercisable options at December 31, 2007 vest on January 1, 2008.

(5) The unexercisable options at December 31, 2007 vest in equal amounts on a quarterly basis from January 1, 2008 to January 1, 2009.

(6) The unexercisable options at December 31, 2007 vest in equal amounts on a quarterly basis from February 2, 2008 to February 2, 2009.

(7) The unexercisable options at December 31, 2007 vest in equal amounts on a quarterly basis from January 26, 2008 through April 26,2010 .

(8) The unexercisable options at December 31, 2007 vest in equal amounts on a quarterly basis from March 14, 2008 through September 14, 2011.

Option Exercises and Stock Vested

	Option Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)(1)**
Dean Goodermote	—	—
S. Craig Huke	—	—
Robert L. Beeler	72,000	1,077,320
Daniel M. Jones	66,250	1,137,033
Jo Murciano	—	—

(1) Value realized based on difference between the market value of our common stock on date of exercise and exercise price of the option multiplied by the number of options exercised.

Potential Payments On Termination or Change in Control

The section below describes the payments that may be made to named executive officers in connection with a change in control or pursuant to certain termination events. Each of our named executive officers is a party to an agreement that provides for certain benefits in the event of termination, including, in the case of Messrs. Goodermote and Huke, following a change in control.

Dean Goodermote. On November 9, 2007, we entered into a severance letter agreement with Mr. Goodermote. The letter agreement provides for a severance payment and continued benefits in the event that Mr. Goodermote's employment with us is terminated without "cause" (as defined below). Specifically, Mr. Goodermote is entitled to an amount equal to one time his base salary in effect as of the termination, which amount is to be paid in accordance with our regular payroll periods, and the continuation of health care benefits for a 12-month period following termination. The payments and benefits under the letter agreement are subject to Mr. Goodermoote executing a release of claims in our favor and compliance with the terms of a non-disclosure agreement between us and Mr. Goodermoote.

Pursuant to an employment letter agreement with us, upon a change in control as a result of a merger, acquisition, purchase of all or substantially all of our assets, or a like transaction, all unvested stock options held by Mr. Goodermote will immediately vest.

Assuming that termination of Mr. Goodermote's employment had occurred on December 31, 2007, he would have received $350,000, payable every two weeks for a 12-month period in the amount of $13,462 (less any applicable withholding taxes). In addition, so long as Mr. Goodermote elected to continue the health, dental and vision insurance coverage provided by us, for a period of 12 months after termination, we would have paid the amount by which the cost of such coverage exceeded the amount that he previously paid for coverage under such health, dental and vision insurance plans, which in the aggregate would have totaled approximately $13,602 for the 12-month period; provided, however, that if he became eligible for group health, dental or vision benefits under plans maintained by a subsequent employer, these benefits would be secondary to the benefits provided by that employer. In addition, assuming that a change of control had occurred on December 31, 2007, the vesting of Mr. Goodermote's equity awards would be accelerated and he would be entitled to purchase an additional 117,739 shares of our common stock at a price of $1,094,695, which shares had a market value of $2,557,291 at the close of business on December 31, 2007.

S. Craig Huke. On November 9, 2007, we entered into a severance letter agreement with Mr. Huke. The letter agreement provides for a severance payment and continued benefits in the event that Mr. Huke's employment with us is terminated without "cause" (as defined below). Specifically, Mr. Huke is entitled to an amount equal to one time his base salary in effect as of the termination, which amount is to be paid in accordance with our regular payroll periods, and the continuation of health care benefits for a 12-month period following termination. The payments and benefits under the letter agreement are subject to Mr. Huke executing a release of claims in our favor and compliance with the terms of a non-disclosure agreement between us and Mr. Huke.

Pursuant to an employment letter agreement with us, in the event that Mr. Huke's employment is terminated without cause in connection with a change in control as a result of a merger, acquisition, purchase of all or substantially all of our assets, or other like transaction, as determined by the Compensation Committee of the Board, in which we are not the surviving entity, all unvested options to purchase shares of our common stock held by Mr. Huke will immediately vest.

Assuming that termination of Mr. Huke's employment had occurred on December 31, 2007, Mr. Huke would have received $208,000, payable every two weeks for a 12-month period in the amount of $8,000 (less any applicable withholding taxes). In addition, so long as Mr. Huke elected to continue the health, dental and vision insurance coverage provided by us, for a period of 12 months after termination, we would have paid the amount by which the cost of such coverage exceeded the amount that he previously paid for coverage under such health, dental and vision insurance plans, which in the aggregate would have totaled approximately $13,602 for the 12-month period; provided, however, that if he became eligible for group health, dental or vision benefits under plans maintained by a subsequent employer, these benefits would be secondary to the benefits provided by that employer. In addition, assuming that a change in control transaction had occurred on December 31, 2007, the vesting of options to purchase 56,811 shares of our common stock at a price of $304,345 would be accelerated, which shares had a market value of $1,233,935 at the close of business on December 31, 2007.

Robert L. Beeler. On November 9, 2007, we entered into an amended and restated employment and severance agreement with Mr. Beeler. The agreement provides for a severance payment and continued benefits in the event that Mr. Beeler's employment with us is terminated without "cause" (as defined below). Specifically, Mr. Beeler is entitled to an amount equal to one time his base salary in effect as of the termination, which amount is to be paid in accordance with our regular payroll periods, and the continuation of health care benefits for a 12-month period following termination. The payments and benefits under the agreement are subject to Mr. Huke executing a release of claims in our favor and compliance with the terms of a non-disclosure agreement between us and Mr. Beeler.

Assuming that termination of Mr. Beeler's employment had occurred on December 31, 2007, he would have received $173,000, payable every two weeks for a 12-month period in the amount of $6,654 (less any applicable withholding taxes) . In addition, so long as Mr. Beeler elected to continue the health, dental and vision insurance coverage provided by us, for a period of 12 months after termination, we would have paid the amount by which the cost of such coverage exceeded the amount that he previously paid for coverage under such health, dental and vision insurance plans, which in the aggregate would have totaled approximately $13,602 for the 12-month period; provided, however, that if he became eligible for group health, dental or vision benefits under plans maintained by a subsequent employer, these benefits would be secondary to the benefits provided by that employer.

Daniel M. Jones. On November 9, 2007, we entered into a severance letter agreement with Mr. Jones. The letter agreement provides for a severance payment and continued benefits in the event that Mr. Jones' employment with us is terminated without "cause" (as defined below). Specifically, Mr. Jones is entitled to an amount equal to one time his base salary in effect as of the termination, which amount is to be paid in accordance with our regular payroll periods, and the continuation of health care benefits for a 12-month period following termination. The payments and benefits under the letter agreement are subject to Mr. Jones executing a release of claims in our favor and compliance with the terms of a non-disclosure agreement between us and Mr. Jones. Furthermore, in the event that Mr. Jones is required to relocate outside of a 100 mile radius from his current home, he may decline the relocation and be eligible for the severance payments described above.

Assuming that termination of Mr. Jones' employment had occurred on December 31, 2007, he would have received $163,000, payable every two weeks for a 12-month period in the amount of $6,269 (less any applicable withholding taxes. In addition, so long as Mr. Jones elected to continue the health, dental and vision insurance coverage provided by us, for a period of 12 months after termination, we would have paid the amount by which the cost of such coverage exceeded the amount that he previously paid for coverage under such health, dental and vision insurance plans, which in the aggregate would have totaled approximately $13,602 for the 12-month period; provided, however, that if he became eligible for group health, dental or vision benefits under plans maintained by a subsequent employer, these benefits would be secondary to the benefits provided by that employer

For purposes of the descriptions above, termination for "cause" is defined as: (i) willful disobedience of a material and lawful instruction of the Chief Executive Officer or the Board; (ii) conviction of any misdemeanor involving fraud or embezzlement or similar crime, or any felony; (iii) conduct amounting to fraud, dishonesty, negligence, willful misconduct or recurring insubordination; (iv) inattention to the executive's duties; or (v) excessive absences from work.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board consisted of Messrs. Landry and Young and Ms. Witt in 2007. None of these individuals is currently, or has ever been, an officer or employee of Double-Take Software or any of our subsidiaries. In addition, during 2007, none of our executive officers served as a member of the board of directors or on the compensation committee of any other entity that had an executive officer serving on our Board or our Compensation Committee.

PROPOSAL NO. 2 — RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We are asking our stockholders to ratify the selection of Eisner LLP ("Eisner") as our independent auditor. Although ratification is not required by our bylaws or otherwise, the Board is submitting the selection of Eisner to our stockholders for ratification as a matter of good corporate practice. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Double-Take Software and our stockholders.

The Board first approved Eisner as our independent auditors in 2004, and Eisner audited our financial statements for the fiscal year ended December 31, 2007. Representatives of Eisner are expected to be present at the meeting. They will be given an opportunity to make a statement at the meeting if they desire to do so, and they will be available to respond to appropriate questions.

Principal Accountant Fees and Services

We regularly review the services and fees of our independent accountants. These services and fees are also reviewed by the Audit Committee on an annual basis. The aggregate fees billed for the fiscal years ended December 31, 2007 and 2006 for each of the following categories of services are as follows:

	2007	2006
Audit Fees	$667,000	$ 925,000
Audit-Related Fees	21,000	18,000
Tax Fees	60,000	30,000
All Other Fees	65,000	37,000
Total Fees	$813,000	$1,010,000

Audit Fees. Consist of fees billed for professional services rendered in connection with the audit of our annual financial statements and the financial statements included in our Quarterly Reports on Form 10-Q, as well as services provided in connection with our securities offerings and registration statements. In addition, for fiscal 2007 audit fees included professional services rendered in connection with Eisner's audit of our internal control over financial reporting as of December 31, 2007.

Audit-Related Fees. Consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." These fees were incurred in connection with an audit of our 401K plan.

Tax Fees. Consist of fees billed for tax compliance, tax advice and tax planning. In 2007, these fees were related to services provided in connection with our review of Section 382 of the Internal Revenue Code. In 2006, these fees were incurred primarily in connection with the preparation of our corporate income tax returns.

All Other Fees. Consist of fees billed for products and services, other than those described above under Audit Fees, Audit-Related Fees and Tax Fees, including in 2006 services performed in connection with our acquisition of Sunbelt System Software S.A.S. and in 2007 services performed in connection with our acquisition of TimeSpring Software Corporation.

During the fiscal years ended December 31, 2007 and 2006, Eisner has provided various services, in addition to auditing our financial statements. The Audit Committee has determined that the provision of such services is compatible with maintaining Eisner's independence. In 2007, all fees paid to Eisner were pre-approved pursuant to the policy described below.

Audit Committee's Pre-approval Policies and Procedures

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by Eisner. These services may include audit services, audit-related services, tax services and other services. Eisner and management are required to periodically report to the Audit Committee on the extent of services provided by Eisner in accordance with this policy, and the fees for services performed to date. The Audit Committee, or any designated member of the committee if consistent with applicable law and listing standards, may also pre-approve particular services on a case-by-case basis, and any designated Audit Committee member must present his or her decision to the full Audit Committee at its next scheduled meeting.

THE BOARD OF DIRECTORS RECOMMEND THAT YOU VOTE FOR RATIFICATION OF THE APPOINTMENT OF EISNER LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Audit Committee Report

THE FOLLOWING REPORT OF THE AUDIT COMMITTEE DOES NOT CONSTITUTE SOLICITING MATERIAL AND SHOULD NOT BE DEEMED FILED OR INCORPORATED BY REFERENCE INTO ANY OTHER FILING BY US UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934, EXCEPT TO THE EXTENT WE SPECIFICALLY INCORPORATE THIS REPORT.

During 2007, the Audit Committee consisted of Mr. Birch, who serves as the Chairman, and Messrs Landry and Young. The Audit Committee operates under a written charter adopted by the Board, which is available on our website in the Investor Relations section under "Corporate Governance." The Audit Committee reviews the charter and proposes necessary changes to the Board on an annual basis.

During the fiscal year ended December 31, 2007, the Audit Committee fulfilled its duties and responsibilities generally as outlined in its charter. The Audit Committee has:

- reviewed and discussed with management our audited financial statements for the fiscal year ended December 31, 2007;
- discussed with Eisner, our independent auditors for fiscal 2007, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect; and
- received the written disclosures and the letter from Eisner required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as currently in effect, and has discussed with Eisner its independence.

On the basis of the reviews and discussions referenced above, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the SEC.

AUDIT COMMITTEE (March 10, 2008)

Paul D. Birch, Chairperson
John Landry
John Young

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and 10% stockholders to file reports of ownership of our equity securities. In 2007, one stock option exercise on Form 4 by each of John Landry and Michael Lesh was not timely filed, one sale of shares on Form 4 by Daniel M. Jones was not timely filed, and one stock option exercise and sale on Form 4 by David Demlow was not timely filed.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth certain information as of March 14, 2008 (unless otherwise specified), with respect to the beneficial ownership of our common stock by each person who is known to own beneficially more than 5% of the outstanding shares of common stock, each person currently serving as a director, each nominee for director, each Named Executive Officer (as defined below), and all Directors and executive officers as a group:

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned(1)	Percentage of Class
5% Stockholders:		
Entities affiliated with ABS Capital Partners	3,184,519(2)	14.5%
Copper Rock Capital Partners, LLC	1,575,743(3)	7.2%
Oberweis Asset Management, Inc.	1,247,370(4)	5.7%
Directors and Named Executive Officers		
Paul D. Birch	49,930(5)	*
Dean Goodermote	705,409(6)	3.1%
Ashoke (Bobby) Goswami	3,184,519	14.5%
John B. Landry	47,930(7)	*
Laura L. Witt	3,184,519	14.5%
John W. Young	48,214(8)	*
Robert L. Beeler	166,136(9)	*
S. Craig Huke	212,950(10)	1.0%
Daniel M. Jones	117,365(11)	*
Jo Murciano	81,211(12)	*
All executive officers and Directors as a group (12 persons)	4,782,558(13)	20.6%

* Represents beneficial ownership of less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of March 14, 2008 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated otherwise, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2) Based solely on a Schedule 13G filed February 14, 2008 jointly filed on behalf of ABS Capital Partners IV, L.P. ("ABS IV"), ABS Capital Partners IV-A, L.P. ("ABS IV-A"), ABS Capital Partners IV-Offshore, L.P. ("ABS IV-O") and ABS Capital Partners IV-Special Offshore, L.P. ("ABS IV-SO") (collectively referred to as the "Funds"); ABS Partners IV L.L.C., as the general partner of the Funds (the "General Partner"); and Donald B. Hebb, Jr., Phillip A. Clough, Timothy T. Weglicki, John D. Stobo, Jr., Frederic G. Emry, Ashoke Goswami, Ralph S. Terkowitz and Laura L. Witt, as the managers of the General Partner (the "Managers", and, collectively with the Funds and the General Partners, the "Reporting Persons"). The Funds have shared voting and dispositive power over the shares of common stock in the amounts indicated: ABS IV 2,817,974, ABS IV-A 94,348, ABS IV-O 161,847, and ABS IV-SO 110,350. The General Partner has voting and dispositive power over these shares, which is shared by the Managers. Each of Mr. Goswami and Ms. Witt disclaims beneficial ownership of these shares except to the extent of his or her respective pecuniary interests. The address for the Reporting Persons is 400 East Pratt Street, Suite 910, Baltimore, Maryland 21202.

(3) Based solely on Schedule 13G filed February 7, 2008 on behalf of Copper Rick Capital Partners, LLC, whose address is 200 Clarendon Street, 51st Floor, Boston, MA 02116.

(4) Based solely on Schedule 13G filed February 14, 2008 jointly filed on behalf of Oberweis Asset Management, Inc. ("OAM"), James D. Oberweis, and James W. Oberweis as the principal stockholders of OAM, each of

whom has shared voting and dispositive power over the shares and whose address is 3333 Warrenville Road, Suite 500, Lisle, IL 60532.

(5) Includes 12,500 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 14, 2008.

(6) Includes 24,880 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 14, 2008.

(7) Includes 12,500 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 14, 2008.

(8) Includes 12,500 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 14, 2008.

(9) Includes 3,663 shares of common stock issuable upon exercise of options that are exercisable within 60 days of

(10) March 14, 2008. Includes 4,072 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 14, 2008.

(11) Includes 23,915 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 14, 2008.

(12) Includes 2,271 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 14, 2008.

(13) The shares of common stock shown as beneficially owned by all directors and executive officers as a group include 101,709 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 14, 2008.

GENERAL MATTERS

Availability of Certain Documents

A copy of our 2007 Annual Report on Form 10-K has been mailed concurrently with this Proxy Statement to all stockholders entitled to notice of and to vote at the Annual Meeting. **We will mail without charge, upon written request, a copy of our 2007 Annual Report on Form 10-K, excluding exhibits**. Please send a written request to our investor relations firm, Sapphire Investor Relations, LLC:

New York office:
150 Broadway, Suite 808
New York, NY 10038

San Francisco office:
250 Montgomery Street, Suite 1230
San Francisco, CA 94104

These documents can also be requested through, and are available in, the Investor Relations section of our website, which is located at www.doubletake.com.

If you are the beneficial owner, but not the record holder, of shares of our stock, your broker, bank or other nominee may only deliver one copy of this proxy statement and our 2007 Annual Report to multiple stockholders who share an address unless that nominee has received contrary instructions from one or more of the stockholders Similarly, beneficial owners sharing an address who are receiving multiple copies of proxy materials and annual reports and who wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all shareowners at the shared address in the future.

The charters for our Audit, Compensation and Nomination and Corporate Governance Committees, as well as our Corporate Governance Guidelines, our Code of Business Conduct and Ethics and our Related Person Transactions Policy and Guidelines, are in the Investor Relations section of our website, which is located at www.doubletake.com, and are also available in print without charge by writing to the addresses above.

Stockholder Proposals and Nominations

Requirements for Stockholder Proposals to be Considered for Inclusion in Double-Take Software's Proxy Materials. To be considered for inclusion in next year's proxy statement, stockholder proposals must be received by our Corporate Secretary at our principal executive offices no later than the close of business on December 23, 2008.

Requirements for Stockholder Proposals to be Brought Before an Annual Meeting. Our bylaws provide that, for stockholder nominations to the Board or other proposals to be considered at an annual meeting, the stockholder must have given timely notice thereof in writing to the Corporate Secretary at Double-Take Software, Inc., 257 Turnpike Road, Suite 210, Southborough, MA 01772, Attn: Corporate Secretary. To be timely for the 2009 annual meeting, a stockholder's notice must be received by the Corporate Secretary of Double-Take Software at our principal executive offices 60 days before the meeting, unless stockholders receive less than 75 days notice or prior public disclosure of the date of the meeting, in which case notice must be received no later than the close of business on the tenth day following the notice or public disclosure of the meeting. Such notice must provide the information required by our bylaws with respect to each matter the stockholder proposes to bring before the 2009 annual meeting.

Other Matters

As of the date of this Proxy Statement, the Board does not intend to present any matters other than those described herein at the Annual Meeting and is unaware of any matters to be presented by other parties. If other matters are properly brought before the Annual Meeting for action by the stockholders, proxies returned to us in the enclosed form will be voted in accordance with the recommendation of the Board or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

By Order of the Board of Directors

S. Craig Huke
Corporate Secretary

▲ FOLD AND DETACH HERE AND READ THE REVERSE SIDE ▲


Double-Take
Software

REVOCABLE PROXY
DOUBLE-TAKE SOFTWARE, INC.
ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 23, 2008
PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned holder of Common Stock of Double-Take Software, Inc. (the "Company") hereby constitutes and appoints Dean Goodermote and Ashoke (Bobby) Goswami, or each of them acting singularly in the absence of the other, the true and lawful proxy or proxies for and in the name of the undersigned to vote the shares of Common Stock that the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company to be held at the Harvard Club of Boston located at 374 Commonwealth Avenue, Boston, Massachusetts 02215, at 9:00 a.m. local time on May 23, 2008, or any postponement or adjournment thereof.

Regardless of whether you plan to attend the Annual Meeting of Stockholders, you can be sure your shares are represented at the meeting by promptly returning your proxy in the enclosed envelope.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER(S). IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL NOMINEES LISTED IN PROPOSAL 1 AND FOR THE RATIFICATION OF THE APPOINTMENT OF THE AUDITORS IN PROPOSAL 2 AND IN THE DISCRETION OF THE PROXY HOLDERS AS TO ANY OTHER MATTERS THAT PROPERLY COME BEFORE THE ANNUAL MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

(Continued, and to be marked, dated and signed, on the other side)

Double-Take Software, Inc.

VOTE BY INTERNET OR TELEPHONE
QUICK ★★★ EASY ★★★ IMMEDIATE

As a stockholder of Double-Take Software, Inc., you have the option of voting your shares electronically through the Internet or on the telephone, eliminating the need to return the proxy card. Your electronic vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated and returned the proxy card. Votes submitted electronically over the Internet or by telephone must be received by 7:00 p.m. Eastern time on May 22, 2008.



Vote Your Proxy on the Internet

Go to **www.continentalstock.com** Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

OR



Vote Your Proxy by Phone:
Call 1 (866) 894-0537

Use any touch-tone telephone to vote your proxy. Have your proxy card available when you call. Follow the voting instructions to vote your shares.

OR



Vote Your Proxy by Mail:

Mark, sign and date your proxy card, then detach it, and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD YOU ARE VOTING ELECTRONICALLY OR BY PHONE

▲ FOLD AND DETACH HERE AND READ THE REVERSE SIDE ▲

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 1 AND 2.
The Proxies are instructed to vote as follows:

Please mark your votes like this ☒

1. To elect five directors of the Board of Directors until his successor is duly elected and is qualified or until his earlier death, resignation or removal.

Nominees:

Nominee			
01 DEAN GOODERMOTE	☐ FOR	☐ AGAINST	☐ ABSTAIN
02 PAUL BIRCH	☐ FOR	☐ AGAINST	☐ ABSTAIN
03 ASHOKE (BOBBY) GOSWAMI	☐ FOR	☐ AGAINST	☐ ABSTAIN
04 JOHN B. LANDRY	☐ FOR	☐ AGAINST	☐ ABSTAIN
05 JOHN W. YOUNG	☐ FOR	☐ AGAINST	☐ ABSTAIN

2. To ratify the appointment of Eisner, LLP as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2008.

☐ FOR ☐ AGAINST ☐ ABSTAIN

The proxies are authorized to vote in their discretion on any other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.

PLEASE VOTE, SIGN, DATE, AND RETURN THIS PROXY FORM PROMPTLY USING THE ENCLOSED ENVELOPE

YOUR VOTE IS IMPORTANT

COMPANY ID:

PROXY NUMBER:

ACCOUNT NUMBER:

Stockholder sign ______________________ **Co-holder (if any) sign** ______________________ **Date** __________, 2008.

Note: Please sign exactly as name appears in address. When signing as attorney, executor, administrator, trustee, or guardian, please give your title as such. If joint account, please provide both signatures.

COMPANY MILESTONES

- Acquisition of TimeSpring and creation of Double-Take Software Canada
- Expansion into Asia Pacific and Latin America markets
- Product milestones include Double-Take 5.0 with Full-Server Failover feature, Double-Take Server Recovery Option, Double-Take® for VMware® Infrastructure, GeoCluster® 4.5, the Double-Take Reporting Center feature, and the Double-Take Application Manager feature for Microsoft Exchange 2007 and SharePoint Services
- Awards:
  - o Deloitte Technology Fast 50 (New England Region) and North American Fast 500
  - o Best of Microsoft TechEd 2007
  - o Finalist in American Businesss "Stevie" Awards for Best Support Organization and Best Sales Executive
  - o Finalist in SearchStorage Product of the Year

Current Products

Double-Take®:
A complete software solution for recoverability, including data protection, application availability and system state protection

Double-Take® Server Recovery Option (SRO):
Full server data protection solution for Tier 2 and Tier 3 servers

Double-Take® for Virtual Systems™:
Protect virtual machines powered by Microsoft or VMware

Double-Take® for VMware® Infrastructure:
Protection and recovery for VMware ESX Server virtual machines

Double-Take® for Windows® Small Business Server:
Quickly restore access to data and applications

GeoCluster®:
Implement Microsoft® Cluster® Service (MSCS) clusters without shared storage or geographic restrictions

TimeData®:
Continuous data protection for operational recovery

"Our servers are critical to a truly satisfying customer experience. And because we work in a sensitive environment, we can't afford to lose data or availability due to a disaster or disruption. By using Double-Take for Virtual Systems with VMware virtualization products, we can continue to work effectively and efficiently – even during a system crash or outage. We don't miss a beat, which is crucial to our mission."

- **Borgata Hotel Casino and Spa**, John Forelli

"For Carlsberg, the main benefit has been guaranteed availability of a critical system. We are extremely happy with the Double-Take solution. It has delivered everything we were told to expect and more."

- **Carlsberg Group**, Graeme Walker

"We chose Double-Take Software not only because it met both our technical and budgetary requirements, but also because of its impressive customer service and support team. In fact, what they had to offer was exactly what we were looking for. They have since exceeded all expectations."

- **Osler Hoskin & Harcourt LLP**, Susanne Arsenault

"The evaluation process was incredible. Double-Take Software worked with my team to set up and demonstrate the products in our environment and it worked exactly as we wanted it to. After going through this exercise, the team was sold that the products were for real. The whole exercise took 2 hours to install setup and complete the testing. We were all very impressed."

- **Baxter Credit Union**, Pete Sedgwick

Double-Take Software

Double-Take Software Worldwide Office Locations:

Massachusetts - Headquarters
257 Turnpike Road
Southboro, MA 01772
Tel: +1-508-229-8483

Indiana
8470 Allison Pointe Blvd., Suite 300
Indianapolis, IN 46250
Tel: +1-800-964-0185
or +1-317-598-0185

New Jersey
Baker Waterfront Plaza
Two Hudson Place, Suite 700
Hoboken, NJ 07030
Tel: +1-800-775-4674
or +1-201-656-2121

Double-Take Software Canada
2000 Peel, Suite 905
Montreal, Quebec H3A 2W5
Canada
Tel: +1-888-375-7634
or +1-514-288-2278

Double-Take Software Belgium
Komediantenstraat 22 Rue des Comédiens
Brussel 1000 Bruxelles
Belgium
Tel.: +32(0)2 209 16 16

Double-Take Software France
(Europe / Africa / Middle East)
116-118 Avenue Paul Doumer
92500 Rueil Malmaison
France
Tel: +33 (0)1 47 77 05 00

Auditors:
Eisner LLP
750 Third Avenue
New York, NY 10017
Tel: 212-949-8700

Double-Take Software Deutschland
(Germany, Austria & Switzerland)
Gerbermuehlstrasse 7
60594 Frankfurt
Germany
Tel: +49 69 689777600

Double-Take Software UK
(United Kingdom and Ireland)

3rd Floor, Elgar House
Shrub Hill
WR4 9EE Worcester
United Kingdom
Tel: +44 (0)1905 745711

Room 212, 2nd Floor, Venture House,
2 Arlington Square,
Downshire Way,
Bracknell
RG12 1WA
United Kingdom
Tel: +44 1905 330 800

Double-Take Software Singapore
Level 42
Suntec Tower Three
8 Temasek Boulevard
Singapore 038988
Tel: +65 6866 3308

Double-Take Software China
Room 4102
China Development Bank Tower
No. 500 Pudong Road(S)
Shanghai, China, 200120
Tel: +86 21 6109 5747

Transfer Agent:
Continental Stock Transfer
& Trust Company
17 Battery Place
New York, NY 10004
Tel: 212-509-4000 ext. 206
Email: cstmail@continentalstock.com

Board of Directors

Dean Goodermote
Chairman of the Board, President
and Chief Executive Officer

Paul Birch † *
Private Investor

Ashoke (Bobby) Goswami *
General Partner, ABS Capital Partners

John B. Landry † ‡
Managing Director, Lead Dog
Ventures, LLC

Laura L. Witt ‡ *
General Partner, ABS Capital Partners

John W. Young † ‡
Vice President of Asset Management
Development, IBM Software Group,
a division of IBM Corporation

† - Member of Audit Committee
‡ - Member of Compensation Committee
* - Member of Nominating and Corporate
Governance Committee


END